

RUN



BUILD



DESIGN

2022
ANNUAL
REPORT
& PROXY STATEMENT



CONCENTRIX™

KEY MESSAGES

We're Reimagining Everything CX, to be the greatest customer engagement company in the world.

"I am thrilled to report another successful year for Concentrix, as we reimagine everything CX with the goal of becoming the greatest customer engagement company in the world, rich in diversity and talent."



Chris Caldwell
President and CEO
Concentrix Corporation



Ranked
#557
in the
Fortune 500



WORLD'S BEST WORKPLACES

Great Place To Work®

2022

Market leader driving revenue growth and margin expansion





Dynamic and growing market





Exceptional client base and strategic partnerships





Industry-leading capabilities, with a view to the future

My fellow shareholders,

I am thrilled to report another successful year for Concentrix, as we reimagine everything CX with the goal of becoming the greatest customer engagement company in the world, rich in diversity and talent. Our fanatical focus on leading with innovation to enable new CX solutions that drive transformation and operational excellence for our clients has proven to be a recipe for success, as we have delivered strong financial results and maintained our position as a leader in the industry.

MARKET LEADER DRIVING REVENUE GROWTH AND MARGIN EXPANSION

In 2022, we advanced in multiple areas, reinforcing our leadership position in the CX industry. Our unique combination of domain expertise, passion for CX, and the power of our global platform provided a strong foundation upon which to execute our strategy to expand wallet share with deeper client relationships, relentlessly innovate and develop new digital solutions, further invest in emerging markets, and selectively pursue strategic acquisitions. We are dedicated to continuing to grow our foundation and deliver strong shareholder returns.

<u>FISCAL 2022 REVIEW</u>

High demand for our CX solutions drove strong revenue growth, margin expansion, and cash flow generation during the year. Full-year revenue rose 13% (as reported) and non-GAAP operating income increased 20%[1], with a record non-GAAP operating income margin of 14.0% (up 90 bps). Free cash flow was up 26%. In addition to this profitable growth, our operational performance continued to be strong in 2022. Customer satisfaction and innovation scores reached a decade high. Consistent with our capital deployment strategy, we paid $53 million in dividends and repurchased $121 million in shares ($354 million share repurchase authorization remained at year-end).

DYNAMIC AND GROWING MARKET

In the second half of the year, client dynamics shifted due to macroeconomic conditions, slowing CX market growth, particularly in the consumer electronics, retail, and ecommerce industries. As a result, our conversations with clients transitioned from growth to cost reduction. We have historically done well in both good and challenging economic times by helping our clients meet their goals. Despite the macroeconomic challenges, we remain a leader in providing integrated CX solutions, consolidation with service providers across the ecosystem is occurring, and demand for high-growth, high-margin solutions is increasing.

Our strategy and thoughts on the CX market have not changed. We are focused on key industries with high growth potential and forming partnerships with leading technology platforms to increase our market presence. We support our growth in high-potential markets by enhancing our capabilities and delivery footprint, investing in security, infrastructure, and staff experience, including well-being, investing in software development and systems integration capabilities, and deepening our domain expertise in strategic verticals. Our goal remains to be a recognized market leader, capitalizing on the expanding addressable market for our broader capability set, targeting more complex services and engagements, and expanding digital revenue by leveraging digital, technology, and services to support business transformation.

INDUSTRY-LEADING CAPABILITIES WITH A VIEW TO THE FUTURE

We see the importance of not only running but also designing and building industry-leading capabilities to optimize the customer experience for our clients using our unique design, build, and run approach. Early in the year, we introduced our new Concentrix Catalyst group, successfully integrating our PK acquisition to allow us to deliver deeper CX technology solutions at scale. In July, we augmented our B2B revenue generation capabilities and footprint with our ServiceSource acquisition. Throughout the year, we rolled out multiple technology platforms for our operations to increase our profitability and security, such as RecruitCX, ConnectCX, and CXQi. We also expanded our operational footprint with new countries and locations in Europe, Latin America, and Asia. In 2023, we plan to make additional investments focused on building platforms to make us more efficient and deliver compelling offerings for our clients.

We aim to extend our clients' brand experience both digitally and physically, and we want our clients' customers to recognize the differentiated service delivered by us. Our investments in new technologies and innovative services have allowed us to capitalize on new opportunities with clients as their priorities have shifted. Innovation and automation in operations are more critical than ever for delivery and require deep technical skills. Our focus remains on putting decisions closer to our clients and their end markets and addressing the need for talent by upskilling and augmenting our staff. We remain committed to advancing our capabilities and expanding our addressable market through new technologies.

EXCEPTIONAL CLIENT BASE AND STRATEGIC PARTNERSHIPS

We see significant opportunities to cross-sell our capabilities to both enterprise and new economy clients. From a sales perspective, we signed business with over a hundred new logos in the year. Our wins provide a full spectrum of services to clients across our verticals served. In addition to these wins, our One-Concentrix solutions team spanning operations, sales, and account management, has built a strong pipeline of single-source systems-integrator and solution-operator opportunities, which combine the capabilities of Concentrix Catalyst, our core CX operations, and our B2B team. Going into 2023, demand from enterprise and new economy prospective clients remained steady. Existing clients are recalibrating volume expectations, and we are seeing positive discussions that we expect will lead to the consolidation of client volumes with us.

We believe that our strategic initiatives are helping us continue to build our pipeline of opportunities around more complex work and higher-value services. Our expanding pipeline shows that our investments to align our capabilities and services to Design, Build and Run the Future of CX are resonating well with existing and new prospective clients. We use these capabilities to broaden and deepen our relationships, by optimizing business processes, consolidating volume, and reducing our clients' costs. Clients want a partner who can bring CX components together into one unified customer experience solution, and few providers can meet these needs while delivering at scale holistically across the entire spectrum of the CX ecosystem.

SUSTAINABLE BUSINESS WITH A DIVERSE AND TALENTED WORKFORCE

In addition to our financial success, we are proud of the progress we have made toward a sustainable business. As a global business that touches countless lives each day, we have a real responsibility to look out for our people and the health of our planet. It's a responsibility we take seriously. To have the greatest impact, we listen to, learn from, and collaborate with many different stakeholders—our staff, clients, board of directors, investors, and suppliers—and use our collective power of One Concentrix as a force for good. Concentrix places a strong emphasis on diversity, culture, and giving back to the communities in which we operate and will continue to invest in internal innovation and talent development.

Our commitment to corporate social responsibility and reducing our environmental impact is evident in the investments we have made in driving energy efficiency, reducing our carbon footprint, reducing waste to landfills, working to help replenish our ecosystems, creating a culture for people to learn, grow and be at their best, creating workplaces that reflect the communities we are in, creating a place that nurtures health, happiness, and wellbeing for all staff, enforcing standards for ethical business conduct, and leading in cybersecurity and data protection practices. We believe that these investments will not only benefit our stakeholders but also have a positive impact on the planet. To learn more about our sustainability initiatives, I encourage you to visit our website and download our Sustainability Report 2022.

SUCCESSFUL 2022 & LOOKING AHEAD

In summary, 2022 was a successful year where we took significant steps to build our offering both organically and inorganically and focused on transforming everything CX for our clients and their customers. We are optimistic about what we can deliver in 2023. We have confidence in our strategy to grow faster than the market with margin expansion, relentlessly innovating with new solutions, expanding into emerging markets, building strategic client relationships, and selectively pursuing strategic acquisitions to drive superior returns for our shareholders.

Looking ahead, we believe our breadth of capabilities sets us apart and we are well positioned to continue to grow. The CX solutions market exceeds $550 billion, and we have the opportunity to grow faster than the market average. We are focused on attractive industries where we can drive growth. While the macroeconomic environment in the first few quarters of 2023 may be challenging, we are confident in our ability to grow in the latter half of the year.

We remain committed to being a preferred company for career growth and a preferred partner for our clients while delivering value for all our shareholders. We will continue to invest in our core businesses and pursue strategic growth opportunities while maintaining a strong balance sheet. Our experienced management team, along with the dedication of our employees, gives us confidence in our ability to navigate the challenges and opportunities that lie ahead.

To our shareholders, thank you for your interest in our business. We are humbled by your trust and take the responsibility of your investments to heart as we make business decisions and turn our fanatical focus to improving everything we do.

Respectfully,

Chris Caldwell

President & CEO

Concentrix Corporation

---

[1] Non-GAAP operating income and free cash flow are non-GAAP financial measures. See pages 37-40 and 44 of the accompanying Annual Report on Form 10-K for more information, including reconciliations to the most directly comparable GAAP measures.

This letter to stockholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding revenue growth, margin expansion, profitability, total shareholder returns, return on investments, demand for our services, consolidation of client volumes, prospects for new business, future innovation and expansion, and our strategy. Forward-looking statements are inherently uncertain and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information concerning risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements can be found in the Note Regarding Forward-Looking Statements and the Risk Factors section of the accompanying Annual Report on Form 10-K. We assume no obligation to update any forward-looking statements contained in this letter.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2022
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number: 001-39494



CONCENTRIX CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**27-1605762**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
39899 Balentine Drive, Newark, California	**94560**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code): **(800) 747-0583**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.0001 per share	CNXC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the company's common stock held by non-affiliates of the registrant was $8,024,187,196, computed by reference to the closing sale price of the common stock on the Nasdaq Stock Market LLC on May 31, 2022, the last business day of the registrant's most recently completed second fiscal quarter.

As of January 17, 2023, there were 52,069,609 shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K incorporate by reference portions of the Registrant's definitive proxy statement relating to its 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement") where indicated. The 2023 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Table of Contents

Note Regarding Forward-Looking Statements

Unless otherwise indicated or except where the context otherwise requires, the terms "Concentrix," "we," "us" and "our" and other similar terms in this Annual Report on Form 10-K refer to Concentrix Corporation and its subsidiaries.

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include, but are not limited to, statements regarding our expected future financial condition, results of operations, effective tax rate, cash flows, leverage, liquidity, business strategy, competitive position, demand for our services and seasonality of our business, international operations, acquisition opportunities and the anticipated impact of acquisitions, capital allocation and dividends, growth opportunities, spending, capital expenditures and investments, competition and market forecasts, industry trends, our human capital resources and sustainability initiatives, and statements that include words such as believe, expect, may, will, provide, could and should and other similar expressions. These forward-looking statements are inherently uncertain and involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things: risks related to general economic conditions, including consumer demand, interest rates, inflation, supply chains and the effects of the COVID-19 pandemic and the conflict in Ukraine; cyberattacks on our or our clients' networks and information technology systems; the failure of our staff and contractors to adhere to our and our clients' controls and processes; the inability to protect personal and proprietary information; the inability to execute on our digital customer experience strategy; the loss of key personnel or the inability to attract and retain staff with the skills and expertise needed for our business; increases in the cost of labor; the effects of the COVID-19 pandemic and other communicable diseases, natural disasters, adverse weather conditions or public health crises; geopolitical, economic and climate or weather related risks in regions with a significant concentration of our operations; the inability to successfully identify, complete and integrate strategic acquisitions or investments, including our integration of ServiceSource International, Inc.; competitive conditions in our industry and consolidation of our competitors; higher than expected tax liabilities; the demand for customer experience solutions and technology; variability in demand by our clients or the early termination of our client contracts; the level of business activity of our clients and the market acceptance and performance of their products and services; currency exchange rate fluctuations; the operability of our communication services and information technology systems and networks; changes in law, regulations or regulatory guidance; damage to our reputation through the actions or inactions of third parties; investigative or legal actions; and other risks that are described under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. We do not intend to update forward-looking statements, which speak only as of the date hereof, unless otherwise required by law.

Concentrix, the Concentrix Logo, and all other Concentrix company, product and services names and slogans are trademarks or registered trademarks of Concentrix Corporation and its subsidiaries. Concentrix and the Concentrix Logo Reg. U.S. Pat. & Tm. Off. and applicable non-U.S. jurisdictions. Other names and marks are the property of their respective owners.

Part I

ITEM 1. BUSINESS

We are a leading global provider of Customer Experience ("CX") solutions and technology that help iconic and disruptive brands drive deep understanding, full lifecycle engagement, and differentiated experiences for their end-customers around the world. We provide end-to-end capabilities, including CX process optimization, technology innovation, front- and back-office automation, analytics and business transformation services to clients in five primary industry verticals. Our differentiated portfolio of solutions supports Fortune Global 500 as well as high-growth companies across the globe in their efforts to deliver an optimized, consistent brand experience across all channels of communication, such as voice, chat, email, social media, asynchronous messaging, and custom applications. We strive to deliver exceptional services globally supported by our deep industry knowledge, technology and security practices, talented people, and digital and analytics expertise.

We offer our clients integrated solutions supporting the entirety of the customer lifecycle; CX and user experience ("UX") strategy and design; analytics and actionable insights; and innovative new approaches to enhancing the customer experience through the latest technological advancements in our industry. We are a leader in the shift from traditional Customer Relationship Management ("CRM"), which is focused on a portion of the customer lifecycle, to CX, which supports the entirety of it. Through our end-to-end capabilities, we deliver better economic outcomes for our clients with solutions designed to meet their unique needs as they navigate a landscape characterized by discerning consumers and new market entrants.

We have strong relationships with companies across the globe and are a partner of choice for industry leaders. We believe in supporting our clients over the long term to build enduring relationships. Our average client tenure for our top 25 clients is approximately 17 years. As of November 30, 2022, we served over 130 Fortune Global 500 clients as well as more than 125 new economy clients. We primarily support clients in verticals with certain characteristics, such as high growth, high transaction volume, high levels of compliance and security, and steep barriers to entry. Our strategic verticals include technology and consumer electronics, retail, travel and ecommerce, communications and media, banking, financial services and insurance, healthcare, and other. Our clients include:

- 8 of the top 10 consumer electronics companies
- 4 of the top 5 tech companies
- 6 of the top 10 fintech companies
- 5 of the top 5 U.S. banks
- 3 of the top 5 ecommerce companies
- 4 of the top 5 U.S. health insurance companies
- 2 of the top 5 2022 global IPOs
- 4 of the top 5 social brands

Through our technology-infused offerings, our clients benefit from having a single resource that enables them to address the entirety of the customer journey from acquisition to support to renewal. Our end-to-end capabilities and broad service offerings help our clients acquire, retain, and improve the lifetime value of their customer relationships while optimizing their back-office processes.

We combine global consistency with local expertise, enhancing the end user experience for our clients' customers through services rendered by a team of approximately 315,000 across approximately 300 locations in more than 40 countries and 6 continents, where we conduct business in over 70 languages.

In July 2022, we completed our acquisition of ServiceSource International, Inc. ("ServiceSource"). ServiceSource is a global outsourced go-to-market services provider, delivering business-to-business ("B2B") digital sales and customer success solutions that complemented our existing offerings in this area.

In December 2021, we completed our acquisition of PK, a leading CX design engineering company with more than 5,000 staff in four countries. PK creates pioneering experiences that accelerate digital outcomes for their clients' customers, partners and staff. The acquisition of PK expanded our scale in the digital IT services market and supported our growth strategy of investing in digital transformation to deliver exceptional customer experiences. The addition of the PK staff and technology to our team further strengthened our capabilities in CX design and development, artificial intelligence ("AI"), intelligent automation, and customer loyalty.

On December 1, 2020, Concentrix and our technology-infused CX solutions business were separated from SYNNEX Corporation, now known as TD SYNNEX Corporation ("TD SYNNEX"), through a tax-free distribution of all of the issued and outstanding shares of our common stock to TD SYNNEX stockholders (such separation and distribution, the "spin-off"). TD SYNNEX stockholders received one share of our common stock for each share of TD SYNNEX common stock held as of the close of business on November 17, 2020. As a result of the spin-off, we became an independent public company and our common stock commenced trading on the Nasdaq Stock Market ("Nasdaq") under the symbol "CNXC" on December 1, 2020. In connection with the spin-off, on November 30, 2020, we entered into a separation and distribution agreement, an employee matters agreement, a tax matters agreement and a commercial agreement with TD SYNNEX to set forth the principal actions to be taken in connection with the spin-off and define our ongoing relationship with TD SYNNEX after the spin-off.

We trace our roots back to 2004 when TD SYNNEX acquired BSA Sales, Inc., a company with 20 employees focused on helping clients through outsourced sales and marketing services. In 2006, TD SYNNEX combined New York-based Concentrix with BSA Sales under the Concentrix name, with the goal of bringing technology and innovation into businesses to help clients reimagine and design the next generation of experiences. Concentrix Corporation was incorporated in Delaware in December 2009.

Our Market Opportunity

In order to maintain relevancy, our clients must transform their systems in response to increased competition and consumer demands. To meet the evolving needs of their customers, our clients are looking to large CX solutions providers, such as Concentrix, to automate their systems and provide professional support to address complexities beyond the scope of automation. We are a leader in next-generation CX technology driven by a focus on innovation, which we believe will increase our total addressable market as we enter and grow across new and existing markets.

We offer a unique combination of CX solutions and services at scale. Our suite of integrated solutions include: digital transformation services that design and engineer CX solutions to enable efficient customer self-service and build customer loyalty; customer engagement solutions and services that address the entirety of the customer lifecycle; voice of the customer ("VOC") solutions to gather and analyze customer feedback to foster loyalty to, and growth with, clients; analytics and consulting solutions that synthesize data and provide professional insight to improve clients' customer experience strategies; AI technology that can intelligently act on customer intent to improve customer experience with non-human engagement; vertical business process outsourcing ("BPO") services that provide specialized support to specific industry verticals; and back office BPO services that support clients in non-customer facing areas.

Industry Trends

- **Growing Importance of Customer Experience**. We believe customer experience has become a strategic imperative for all enterprises today. Data, analytics, and digital solutions have reshaped the ways firms interact with their customers. As a result, enterprises are modernizing how they manage the customer experience across all channels of communication. The market is evolving from customer relationship management solutions that act as a cost cutting measure toward end-to-end CX management solutions that create value throughout the entire customer lifecycle at an appropriate cost.

- **Empowered Consumers and Users**. The modern consumer is discerning and has come to expect a high level of care and responsiveness from their service providers. Old paradigms have shifted as increasingly competitive markets and easily accessible crowd-sourced information have empowered consumers to unprecedented levels. As consumers demand more and have an increasing number of alternatives, companies must differentiate on how they manage their customer relationships. This shift is driving the market toward consumer-centric solutions that reduce customer churn and promote brand loyalty.

- **Technological Innovation**. Emerging technology is driving change within our industry and shaping the demands of our clients. Advancements in areas such as digital services, AI and machine learning ("ML") are further disrupting our markets and our clients' markets while opening new avenues for growth and opportunities for us to better serve our clients. These technologies provide clients the opportunity to interact more effectively with their customers and improve the customer experience by automating processes, optimizing customer journeys to reach faster solutions, enabling personalized engagement across multiple platforms, and focusing human engagement on the most complex interactions.

- **Evolving Role of People**. The skill set required of advisors in the CRM and BPO industry is shifting as enterprises place increased importance on CX. Increasing complexity in the voice channel is driving a trend of longer customer engagements requiring CRM and BPO support professionals to have a more robust skill set. The increasing importance of skilled labor in our industry is offset by the transition of low complexity support to online support (self-service), driven by heavy automation and digitization. Despite growth in digital channels, phone conversations currently remain the preferred option for customer services interactions. We believe the human element will continue to be important in our industry, as focus shifts from routine service to "last-mile" support requiring human-touch to deliver a stronger customer experience. In our view, attracting and retaining skilled talent that can adapt to the evolving focus of customer engagements will require a diverse and inclusive workplace that supports staff wellness.

- *Mission Critical Nature of Cybersecurity*. Technological innovation coupled with the proliferation of smart devices and mobile connectivity is generating sensitive data at scale. At the same time, the avenues for access have become numerous, and an increasing number of malicious actors are becoming more sophisticated and active. Data security is paramount in an environment where external intrusion, improper access, or carelessness can compromise customers and businesses. The COVID-19 pandemic significantly expanded the prevalence of CX solutions that rely on remote staff further underscoring the importance of robust data security. Businesses require scalable, industry-leading data protection and security to avoid reputational and operational risks in an environment characterized by the threats and benefits of free-flowing information.

- *Enterprise Preferences Driving Vendor Consolidation*. Enterprises have become increasingly global. As their scope of business increases, enterprises require a partner that can serve their needs by rapidly deploying solutions and new technology consistently across multiple geographies and channels. Enterprises therefore prefer vendors with scale and end-to-end capabilities that can be a one-stop shop and are consolidating existing relationships to vendors with scale to achieve their business objectives and pursue cost savings.

- *Market Fragmentation Driving Industry Consolidation*. We operate in a fragmented marketplace characterized by numerous vendors offering services across various levels of the value chain. Currently the top 10 players in CX only hold an approximate 32% market share with the remaining market share held by thousands of other vendors. As client preferences continue to evolve in line with enterprise preferences, we anticipate that our market will undergo further consolidation.

- *Existing Solutions Have Many Limitations*. As executives look to successfully navigate digital transformation and manage their customers' experience across a wider variety of channels, unsophisticated providers and solutions often fail to meet customers' needs. Currently there is a limited set of providers with end-to-end, global offerings of scale in the marketplace. The fragmentation of the market and, for many industries, high regulatory hurdles create additional complexity as most providers are small, niche, or local players. These issues are compounded by a lack of sufficient investment in cybersecurity, creating exposure to regulatory, reputational, and operational risks. These pain points, coupled with the prevalence of providers offering legacy solutions that fail to address the demands of the modern consumer, create an opportunity for large-scale, global CX solutions providers.

Our CX Solutions and Technology

Through our strategy, talent and technology, we offer solutions that help our clients enhance the experience for their customers and improve business performance. Our CX solutions encompass our core service offering of Customer Lifecycle Management and three complementary areas: CX/UX Strategy and Design; Digital Transformation; and VOC and Analytics. Through our integrated CX solutions offering, our clients engage us to acquire, support and renew customers, leverage customer feedback and insights to constantly improve business performance, and identify and implement customer-facing and back-office process improvements. We help our clients by creating tools that their customers and employees love to use, enable better customer interactions through real-time sentiment analysis, and integrate multiple customer interactions and touchpoints into one-stop smart mobile applications. We provide these solutions and other complementary services in 70 languages, across 6 continents, from approximately 300 locations in the Americas, Asia-Pacific and EMEA.

Customer Lifecycle Management. We seek to deliver next-generation customer engagement solutions and services that address the entirety of the customer lifecycle. We offer our clients the means to acquire, support and renew customers across all channels while minimizing attrition and increasing customer lifetime value. Our Customer Lifecycle Management solutions include services such as customer care, sales support, digital marketing, technical support, digital self-service, content moderation, creative design and content production, and back office services. Customer Lifecycle Management represents our core service offering and a significant majority of the services we provide.

In addition to our Customer Lifecycle Management services, we also provide the complementary services described below, which are provided to clients as integrated solutions with our core service offering:

- *CX/UX Strategy and Design*. We strive to help our clients reimagine what great is, designing next generation CX solutions to exceed customer expectations. Our CX/UX Strategy and Design solutions, including CX strategy, data-driven user design, journey mapping, and multi-platform engineering, enable our clients to create effortless, personalized customer engagements and align business priorities around measurable goals. Through these services, which we expanded with our December 2021 acquisition of PK, we promote a more rapid integration of digital and enabling technologies, providing transformational business services to our clients.

- *Digital Transformation*. We seek to offer cutting edge solutions to reshape how brands better engage with their customers. Our innovative solutions and services are focused on creating disruption to help our clients stay relevant and achieve better business outcomes. Our Digital Transformation solutions include services such as Robotic Process Automation ("RPA") and cognitive automation that automate processes to improve efficiency and accuracy, mobile app development to solve business challenges through new channels of customer engagement, work-at-home and gig platforms that capitalize on a changing and flexible workforce, Interactive Voice Response ("IVR") and natural language understanding solutions that improve outcomes and customer experience with automated responses to verbal interactions, messaging and social platforms that allow clients to engage with customers across myriad platforms, and system integration services. Our December 2021 acquisition of PK added breadth and scale to our digital transformation services, further strengthening our capabilities in CX design and development, AI, intelligent automation, and customer loyalty.

- *Voice of the Customer and Analytics*. ConcentrixCX, our VOC solutions platform, helps turn customer feedback into actionable insights. Our Analytics solutions provide businesses with insight into rapidly changing markets through data, which provides our clients with a competitive edge. Our VOC and Analytics solutions include offerings such as VOC Essentials, our VOC SaaS platform, speech and text insights, sentiment analysis, advanced analytics and real-time reporting.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and provide us with a competitive advantage:

- *Market Leader with a Differentiated Brand and Value Proposition*: We strive to have a compelling brand and reputation as a leading provider of solutions and technology that shape the customer experience. We have a differentiated combination of global scale, local reach, technological expertise, end-to-end solution capabilities and full lifecycle services. We are widely recognized as a leading provider of CX solutions and technology, garnering industry attention via 105 industry awards in fiscal year 2022. Third-party researchers have also taken note of our leading global practice with Everest Group Research distinguishing us as a leader for the 7th consecutive year in 2022 for our market success, vision and strategy, service focus and capabilities, digital and technological solutions, domain investments, and buyer feedback.

- *Strong Relationships with a Growing and Diversified Client Base*: We provide CX solutions for more than 1,000 clients worldwide. Leading global companies, including more than 130 Fortune Global 500 brands and more than 125 new economy clients, rely upon our solutions and technology. We serve a wide variety of clients, extending across numerous verticals. Our end-to-end capabilities and global scale have enabled us to build long-lasting relationships with our largest clients spanning approximately 17 years on average. Our commitment to our clients is our primary focus and has generated numerous accolades to date, including 56 client awards in fiscal year 2022.

- *Extensive Global Presence*: We operate globally in over 40 countries across 6 continents with the ability to conduct business in 70 different languages. We believe we are well-positioned to serve the largest global brands in nearly every market in which they operate. Our global footprint includes a strong presence in emerging markets such as India, China, Brazil, Vietnam, Thailand and Indonesia, which provides an opportunity to grow with our clients in these regions. Our ability to create value for our clients across a global delivery platform has enabled us to be a partner of choice.

- *Continued Investment in Research and Development*: We believe that our investment in technology differentiates us from our competitors. We have provided technology-infused CX solutions for longer than a decade. We have been at the forefront of developing CX solutions and technology that improve the customer experience and will continue to strive for this in the future. Our December 2021 acquisition of PK, a leading CX design engineering company, demonstrates our commitment to being a leader in CX technology and digital transformation.

  We have been a leader in our industry in advancements such as conversational virtual assistants, multichannel and augmented CRM, predictive analytics, emotion analytics, cognitive learning and AI and enjoy a first mover advantage. We are also an industry leader in cybersecurity best practices. We believe our strong focus on innovation has enabled us to maximize value for our clients and made it harder for our competitors to compete with us. Due to our size and scale, and the regular implementation of technology as part of our CX solutions, our costs of developing, maintaining and integrating new technologies are not material on a stand-alone basis.

- *Track Record of Sustainable Organic Growth*: We have an established track record of long-term organic revenue growth, and we believe we will continue to enjoy sustainable growth while rebalancing our portfolio from acquisitions as a result of:

  - The nature of our offerings;
  - Substantial switching costs for our clients;
  - High net revenue retention rates;
  - Strong barriers to entry in the CX solutions market; and
  - A large and expanding addressable market.

- *Demonstrated History of Strategic Acquisitions*: We have acquired and integrated more than 15 companies since our inception. We have a demonstrated ability to turn around underutilized assets and maximize their value, which we believe allows us to explore a broader scope of opportunities than our peers. In fiscal year 2022, we acquired PK, which expanded our scale in the digital IT services market and supported our growth strategy of investing in digital transformation to deliver exceptional customer experiences, and ServiceSource, which complemented our B2B digital sales and customer success solutions.

- *Corporate Culture Committed to Our Clients' Success*: Our unified team allows us to deliver consistent and exceptional results. As of November 30, 2022, our team consisted of approximately 315,000 full-time staff globally. We enjoy high staff engagement because of a strong company culture that is fanatical about serving our clients through integrity, with bold and disruptive thought. We strive for diversity and inclusion in the workplace and emphasize staff wellness and mental health. We believe this supportive environment reinforces the commitment of our team, empowers our staff to make an impact on our global community, and drives better customer experiences and improved outcomes for our clients.

- *Experienced Management Team*: Our passionate and committed management team is led by industry experts with a deep understanding of our clients' needs. We have a highly talented management team with significant experience in the CX industry, with our senior leadership team having an average of more than 30 years of experience. Through our acquisitions we have benefited from the addition of management talent, who have contributed valuable new perspectives and insights. Under our tenured management team, we have grown our revenue from $1.1 billion in fiscal year 2014 to $6.3 billion in fiscal year 2022, while delivering strong profitability.

Our Growth Strategy

The key elements to our growth strategy are:

- ***Expand and Deepen Relationships with Existing Clients***: We have a well-established track record of cross-selling and offering additional solutions and premium services to sustain and grow our relationships with our existing clients. We have historically focused on clients with high transaction volume on a recurring basis, fast growing verticals, and large enterprises, and will continue to do so. We believe our scale, efficiency, and technology generates incremental value for our clients with each process we manage, naturally driving our customers to spend more with us. We believe our focus on technology innovation and responding to our clients' needs positions us for continued growth.

- ***Relentlessly Innovate and Develop New Digital Services and Solutions***: We have developed innovative solutions for our clients, and we are focused on investing in technology. Investment in CX solutions technologies and digital transformation can enable more effective engagement with customers and improve the customer experience through increased automation, optimize customer journeys to reach faster solutions, enable personalized engagement across multiple platforms, and focus human engagement on the most complex interactions. For these reasons, we believe investments in disruptive technologies, applications, and services, such as our acquisition of PK, will continue to be instrumental in driving better value for our clients and result in increased profitability.

- ***Further Expand into Adjacent Markets***: Our marketplace continues to expand beyond CRM BPO. We see significant opportunity for growth across adjacent markets, and we strengthened our presence in the digital IT services market by acquiring PK. We intend to continue to provide our clients with an integrated offering of solutions that include digital services, VOC solutions, analytics and consulting, AI technology, vertical BPO services and back office BPO services. To further capitalize on new market adjacencies, we have made significant investments across emerging technologies such as RPA, AI, ML, VOC, IVR, and Internet of Things ("IoT"), which we believe will enhance our clients' ability to offer personalized, effective engagement in all customer interactions to increase customer satisfaction and promote brand loyalty. As our industry evolves, we will continue to invest in these new and fast growing markets to further sustain long-term growth.

- ***Selectively Pursue Strategic Acquisitions***: We have made targeted acquisitions to increase our technology expertise, enter new verticals and geographies, and increase our scale, including the IBM Customer Care Business, Convergys Corporation, PK and ServiceSource. Our market remains highly fragmented and we believe that our acquisition strategy enhances and augments our growth avenues. We intend to continue to evaluate and pursue complementary, value enhancing acquisitions.

- ***Invest in Emerging Markets***: We have invested in delivery operations in emerging, high-growth markets such as India, China, Brazil, Vietnam, Thailand and Indonesia. We expect to continue to invest in similar markets to be well-positioned to serve global brands and enable us to grow with our clients in the regions and countries where they are growing.

Our Customers

In fiscal year 2022, we served more than 1,000 clients across various verticals and geographies. Our strategic verticals include: technology and consumer electronics, retail, travel and e-commerce, communications and media, banking, financial services and insurance, healthcare and other. We focus on developing long-term, strategic relationships with clients in verticals with certain characteristics, such as high growth, high transaction volume, high levels of compliance and security, and steep barriers to entry.

Sales and Marketing

We market our services through a sales force organized by industry vertical and geography. Our efforts may begin in response to our lead generation program, a perceived opportunity, a reference by an existing client, a request for proposal or otherwise. The length of our sales cycle varies depending on the type of services work as well as whether there is an existing relationship with the client.

We have designated client partners or global relationship managers for each of our strategic relationships. The relationship manager is supported by process improvement, quality, transition, finance, human resources, information technology and industry or subject matter expert teams to ensure the best possible solution is provided to our clients.

We also strive to foster relationships between our senior leadership team and our clients' senior management. These "C-level" relationships ensure that both parties are focused on establishing priorities, aligning objectives and driving client value from the top down. High-level executive relationships have been particularly constructive as a means of increasing business from our existing clients. It also provides us with a forum for addressing client concerns. We constantly measure our client satisfaction levels to ensure that we maintain high service levels for each client.

Our Operations

We have global delivery capabilities that allow us to scale our operations with people and other resources from around the world, including language fluency, proximity to clients and time-zone advantages. A critical component of this capability is our approximately 300 locations in more than 40 countries throughout the Americas, Asia-Pacific and EMEA. Our service delivery centers improve the efficiency of our engagement teams through the reuse of processes, solution designs and infrastructure by leveraging the experience of delivery center professionals. Services are provided from these global locations to customers worldwide in multiple languages. These services are supported by proprietary and third-party technologies to enable efficient and secure customer contact through various channels including voice, chat, web, email, social media and other digital platforms. All of our delivery centers and data centers are subject to annual certifications and attestations that include Payment Card Industry Data Security Standard (PCI DSS) version 3.2.1, ISO 27001:2013 and SOC2 Type II. Twenty-eight of our delivery centers around the world are certified to the COPC (Customer Operation Performance Center) Outsource Service Provider standard. For our healthcare clients, we have achieved HITRUST Common Security Framework (CSF) 9.3 certification. We also maintain a Level 3 CMMI version 1.3 certification for services and development for our major technology development centers globally.

We also have the capability to provide services for our clients through our utilization of remote staff. The COVID-19 pandemic has significantly expanded the prevalence of CX solutions that rely on utilization of remote staff, and as of November 30, 2022, more than 40% of our global team was remote. Our SecureCX™ platform supports secure remote work environments through digital tools and technology that authenticate the remote advisor, restrict unauthorized personnel and devices, and deliver real-time alerting of attempts to circumvent control.

We operate a globally distributed data processing environment that can seamlessly connect and integrate our service delivery centers with our data centers and points of presence. Our technologically advanced and secured data centers provide availability 24 hours a day, 365 days a year, with redundant power and communication feeds and emergency power back-up, and are designed to withstand most natural disasters.

The capacity of our data center and service delivery center operations, our nimble approach to remote staff, and the scalability of our customer management solutions enable us to meet the dynamic and challenging needs of large-scale and rapidly growing companies. By leveraging our scale and efficiencies across our common system platforms, we can provide rapid client-specific enhancements and modifications at competitive costs, which positions us as a value-added provider of customer support products and services.

International Operations

Approximately 78% of our revenue is generated by our non-U.S. operations. A key element in our business strategy has been to locate our service delivery centers in markets that are strategic to our client requirements and cost beneficial. We have significant operations in the Philippines and India, as well as throughout EMEA and the Americas.

Sales and cost concentrations in international jurisdictions subject us to various risks, including the impact of changes in the value of foreign currencies relative to the U.S. dollar, which in turn can impact reported revenue and cost of revenue.

See Note 10 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional financial information related to our international and domestic operations.

Seasonality

Our revenue and margins fluctuate with the underlying trends in our clients' businesses. As a result, our revenue and margins are typically the highest in our fourth fiscal quarter.

Information Technology

We invest in IT systems, infrastructure, automation and security to enhance workforce management and enhance productivity. Our CX delivery centers employ a broad range of technology, including digital switching, intelligent call routing and tracking, proprietary workforce management systems, case management tools, computer telephony integration, interactive voice response and advanced speech recognition, with embedded security. Our innovative use of technology enables us to improve our voice, chat, web and e-mail handling and personnel scheduling, thereby increasing our efficiency and enhancing the quality of the services we deliver to our clients and their customers. We are able to dynamically scale to respond to changes in our clients' business volumes. Additionally, we use technology to collect information for our clients about the customer interactions to support quality of service and improve the customer journey.

To support data security, we have established an integrated risk management framework with practices that are derived from industry standards, including ISO 31000, ISO 27001, HITRUST, PCI DSS and the NIST Cybersecurity Framework, and data privacy regulations, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and the General Data Protection Regulation ("GDPR"). The data security controls from these standards and regulations are evaluated for our risk management framework based on the needs of our business and our clients, the nature of our industry, and applicable regulations.

Competition

Our major competitors include core CX solutions competitors, including Majorel Group Luxembourg S.A., Sitel Group, TaskUs Inc., TDCX Inc., Teleperformance S.A., TELUS International, TTEC Holdings, Inc., and Webhelp SAS, other CX solutions competitors that primarily provide complementary services such as consulting and design, IT services, business process services, VOC and analytics, including Accenture plc, Cognizant Technology Solutions Corporation, ExlService Holdings, Inc., Genpact Limited, Medallia, Inc., Qualtrics, LLC, and WNS (Holdings) Limited, and digital IT services competitors, including Endava UK Ltd., EPAM Systems, Inc., Globant S.A. and Thoughtworks Holding, Inc.

In the future, we may face greater competition due to the consolidation of CX solutions providers. Consolidation activity may result in competitors with greater scale, a broader footprint or more attractive pricing than ours. In addition, a client or potential client may choose not to outsource its business, by setting up captive outsourcing operations or performing formerly outsourced services for themselves, or may switch CX solutions providers.

Human Capital Resources

We are committed to fostering a diverse and inclusive workplace that attracts and retains exceptional talent. Through ongoing staff development, comprehensive compensation and benefits, and a focus on health, safety and staff wellbeing, we strive to help our team in all aspects of their lives so they can do their best work.

As of November 30, 2022, we had approximately 315,000 full-time staff, of which approximately 60,000 were based in the Americas, approximately 220,000 were based in Asia-Pacific, and approximately 35,000 were based in EMEA. Except for a small portion of our team in certain countries, generally required by local regulations or brought in through acquisitions, our staff are not represented by a labor union, nor are they covered by a collective bargaining agreement.

Diversity, Equity and Inclusion

A diverse team, including across background, gender, ethnicity, sexual orientation and lived experiences, is critical to our success and contributes to a work environment that promotes bold and contrarian thinking and an entrepreneurial mindset. We strive to create an inclusive workplace where people can bring their authentic selves to work. Our staff are encouraged to leverage their personal strengths and experiences to continually innovate and contribute to the development of new ideas and process improvements that drive better customer experiences and improved outcomes for our clients. Our commitment to these principles is set out in our Human Rights Policy, and our Code of Ethical Business Conduct requires all of our staff to adhere to our dedication to an inclusive work environment that fosters respect for all of our team members.

Our commitment to diversity and inclusion starts with our highly skilled and diverse board of directors and senior leadership team. More than half of the members of our board of directors and approximately 40% of our senior leadership team are women, and approximately 25% of our board and senior leadership team are ethnic minorities. We offer virtual learning opportunities on diversity, equity and inclusion topics that have been attended by more than 12,000 of our managers. Our team has also opened LGBTQ+, persons with disabilities, women and black professionals staff resource groups to support a diverse and inclusive workplace. In each of the past three years, our Chief Executive Officer, Chris Caldwell, was named one of best CEOs for Women and one of best CEOs for Diversity by Comparably, a workplace culture and compensation website.

Pay Equity and Total Rewards

People should be paid for what they do and how they do it, regardless of their gender, race, or other characteristics. To deliver on that commitment, we benchmark and set pay ranges based on market data and consider factors such as a team member's role and experience, the location of their job, and their performance. We also review our compensation practices, both in terms of our overall workforce and individual team members, to ensure our pay is fair and equitable. We have reviewed the compensation of our staff to ensure consistent pay practices by conducting a gender pay equity analysis comparing staff in the same role within a country or location.

We require a uniquely talented workforce and are committed to providing total rewards that are market-competitive and performance based, driving innovation and operational excellence. Our compensation programs, practices, and policies reflect our commitment to reward short- and long-term performance that aligns with and drives long-term stockholder value. Total direct compensation is generally positioned within a competitive range of the market median, with differentiation based on tenure, skills, proficiency, and performance to attract and retain key talent.

Staff Engagement

We pride ourselves on being fanatical about our staff. Our company culture emphasizes the satisfaction and well-being of our staff and a diverse, engaged team. We regularly solicit the opinion and views of our staff through a staff satisfaction survey, the results of which inform key initiatives to support engagement and foster retention. The global participation rate for our most recent staff satisfaction survey in 2022 was approximately 86%, and our overall positive engagement rating (staff members that gave a satisfaction score of 4 or 5) was approximately 83%. In 2022, we were named as one of the 25 World's Best Workplaces™ by Great Place to Work and Fortune magazine, ranking twenty-second.

Training and Development

Human capital development underpins our efforts to execute our strategy and continue to deliver exceptional services globally. We invest in staff career growth and provide our team with a wide range of development opportunities, including face-to-face, virtual, social and self-directed learning, mentoring, coaching, and external development. Front-line staff receive continual feedback and reinforcement from supervisors who provide coaching, often in real time, so that staff can more readily apply their training to assist our clients and their customers. In addition, our staff have access to more than 31,000 online courses and 800 learning paths through Concentrix University to develop skills specific to their current roles and promote ongoing career growth.

Health, Safety and Wellness

The physical health, financial stability, life balance and mental health of our team is vital to our success. We sponsor a wellness program designed to enhance physical, financial, and mental well-being for all of our staff. Throughout the year, we encourage healthy behaviors through regular communications, educational sessions, voluntary progress tracking, wellness challenges, and other incentives. Since the onset of the COVID-19 pandemic, we have taken an integrated approach to helping our staff manage their work and personal responsibilities, with a strong focus on mental health. We also successfully transitioned a significant portion of our workforce to a remote working environment and implemented a number of safety and social distancing measures in our sites to protect the health and safety of our team. We supported access to COVID-19 vaccines for our staff around the world, including providing our staff in the Philippines and India with free COVID-19 vaccines and providing voluntary vaccination programs in the Philippines that were made available to staff family members.

Sustainability

We have a responsibility to improve the lives of our people and the health of our planet. In 2020, we began work on a formal Environmental, Social and Governance ("ESG") program, and we have released annual Sustainability Reports since 2021, our first year as a public company. Our 2022 Sustainability Report updated stakeholders on our progress toward our long-term goals and set higher goals in areas where our progress exceeded our initial expectations. Our ESG program seeks to use our global reach and the strength of our team of approximately 315,000 to further three priorities:

• Care for the environment to leave it better than we found it;

• Create a better place for people to work and live in the communities where we operate; and

• Act with integrity and do the right thing.

Our 2022 Sustainability Report outlines our ESG commitments for 2025 and how these commitments align with the Sustainable Development Goals established by the United Nations. We will continue to report on our progress with respect to these commitments in future Sustainability Reports.

Available Information

Our website is www.concentrix.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after electronically filing or furnishing these reports with the Securities and Exchange Commission (the "SEC"). Our Sustainability Report is also available on our website. Information contained on our website is not a part of this Annual Report on Form 10-K.

The SEC maintains a website at www.sec.gov that contains our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if any, or other filings filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, and our proxy and information statements.

ITEM 1A. RISK FACTORS

This section discusses the most significant factors that could affect our business, results of operations and financial condition. You should carefully consider the following risks and the other information contained in this Annual Report on Form 10-K in evaluating our company and our common stock. If any of the risks discussed below occur, our business, financial condition, results of operations, or liquidity could be materially adversely affected and, as a result, the trading price of our common stock could decline. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also harm our business, results of operations or financial condition.

We have grouped these risk factors into three categories:

- *Risks related to our business and the industry in which we operate;*

- *Risks related to the spin-off; and*

- *General risk factors related to ownership of our common stock.*

Risks Related to Our Business and Industry

We anticipate that our revenue and operating results will fluctuate, which could adversely affect the enterprise value of our Company and the trading value of our common stock.

Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

- general economic conditions, including: consumer demand, interest rates, inflation and supply chains; the COVID-19 pandemic and the conflict in Ukraine and their impact on the global economy; international trade negotiations, such as between the United States and China and between China and India; the United Kingdom's exit from the European Union; U.S. federal government budget disruptions; and market volatility, including as a result of political leadership in certain countries;

- the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve and the market acceptance and performance of their products and services;

- the demand for the CX solutions and technology we provide, as well as other competitive conditions in our industry;

- the impact of the business acquisitions and dispositions we make, as well as consolidation of our competitors or clients;

- changes in the tax rates in the various jurisdictions in which we do business; and

- fluctuations in the exchange rates for the currencies in which we transact.

Although we attempt to control our expense levels, our expenses are based, in part, on anticipated revenue. We may be unable to reduce spending in a timely manner to compensate for an unexpected decrease in revenue. Our future operating results may be below our expectations or those of our public market analysts or investors, which would likely cause the trading price of our common stock to decline.

Cyberattacks or the improper disclosure or control of personal or confidential information could result in liability and harm our reputation, which could adversely affect our business.

Our business is heavily dependent upon information technology networks and systems. Internal or external attacks on our networks and systems or those of our clients or vendors, including through phishing, password attacks, and ransomware and other malware, could significantly disrupt our operations and impede our ability to provide critical solutions and services to our clients and their customers, subjecting us to liability under our contracts and damaging our reputation. Cybercriminals, including those supported by nation states and organized crime, are well organized and increasingly sophisticated, and we expect they will continue to seek out and attempt to exploit vulnerabilities in our and our clients' networks and systems.

We represent our clients in certain critical operations of their business processes such as sales, marketing and customer support and manage large volumes of customer information and confidential data. As a result, our business involves the use, storage, and transmission of information about not only our staff, but also our clients and the customers of our clients. While we take measures to protect the security of, and prevent unauthorized access to, our networks and systems and personal and proprietary information, the security controls for our networks and systems, as well as other security practices we follow, may not prevent improper access to, or disclosure of, personally identifiable or proprietary information. If we fail to adhere to or successfully implement effective internal controls and other processes to protect our networks and systems and the information that we store, our clients experience disruptions in their systems or operations, or the confidentiality of data is compromised by a malicious actor, our client relationships may suffer, and we may face possible legal action. Any failure in protecting networks, systems or information could result in legal liability, monetary penalties, or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition, and results of operations.

If our staff or contractors fail to adhere to the controls and processes we and our clients have established, we may be subject to financial liability or our client relationships or reputation may suffer, which in turn may adversely affect our revenue and results of operations.

We depend on our staff and contractors to deliver our services to our clients and adhere to the controls and processes we and our clients have established. Although we believe our controls are effective and we require all staff to be trained on their responsibilities under our Code of Ethical Business Conduct, with a team of approximately 315,000, we cannot prevent all misconduct. When any of our staff or contractors negligently disregards or intentionally breaches our or our client's established controls or processes, whether acting alone or in collusion with other internal or external parties, we could be subject to monetary damages, fines, or criminal prosecution. Unauthorized disclosure of sensitive or confidential information of our clients or our clients' customers or financial loss by our clients or our clients' customers as a result of our staff's negligence, fraud, misappropriation, or unauthorized access to or through our information systems or those we develop for clients could result in negative publicity, loss of clients, legal liability, and damage to our reputation, business, results of operations, and financial condition.

The inability to successfully execute on our digital CX strategy and deliver value for our clients, could harm our client relationships and reputation, which in turn could adversely affect our revenue and our results of operations.

Our strategy focuses on being a leading provider of CX solutions and technology. Our success depends, in part, on our ability to continue to acquire, develop and implement services and solutions that anticipate and respond to rapid and continuing changes in technology and offerings to serve the evolving needs of our clients and their customers. We continue to invest in technology and in our digital capabilities to pursue this strategy, including through our acquisition of PK in December 2021. If we are unable to successfully deliver to our clients the differentiated combination of digital CX solutions and services that we believe we offer, or our solutions do not achieve the desired outcomes, our client relationships and reputation may suffer, which could result in a loss of business with existing clients and hinder our ability to engage new clients. We may also incur significant expenses in an effort to keep pace with clients' preferences for technology or to gain a competitive advantage through technological expertise or new technologies. If we cannot offer new technologies as quickly or efficiently as our competitors, or if our competitors develop more cost-effective or client-preferred technologies, it could have a material adverse effect on our ability to obtain and complete client engagements, which could adversely affect our business.

If we are unable to retain key personnel, hire and retain staff with the skills and expertise we need, or manage the costs and utilization rate of our staff, our profitability may be negatively impacted and our operations may be disrupted.

We are dependent in large part on our ability to retain the services of our key senior executives and other technical and industry experts and personnel. With the exception of our Chief Executive Officer and in countries where employment agreements are customary, we generally do not have employment agreements with our executives or staff. We also do not carry "key person" insurance coverage for any of our key executives. We compete for qualified senior management and technical personnel. The loss of, or inability to hire, key executives or qualified staff could inhibit our ability to operate and grow our business successfully.

The success of our operations and the quality of our services are also highly dependent on our ability to attract and retain skilled personnel in all of our global delivery centers. We face competition in hiring, retaining and motivating talented and skilled leaders and staff with domain experience, and we have, at times, struggled to hire sufficient technical talent to meet the demand for our services. Our industry is also characterized by high staff attrition rates. Any increase in our staff turnover rate could increase recruiting and training costs and could decrease operating effectiveness and productivity. Potential labor organizing and works council negotiations in certain of the countries in which we do business could also contribute to rising costs or otherwise disrupt our business.

We generally sign multi-year client contracts with pricing models that are based on prevailing labor costs in the jurisdictions where we perform services. Quickly rising wages during periods of high inflation or changes in laws or governmental regulations related to wages, mandatory time off, severance, healthcare, other staff benefits or other working conditions could increase our costs and limit our ability to adjust in a timely manner. Our profitability is also affected by the utilization rate of our personnel resources. If we are unable to achieve optimum utilization of our personnel resources, we may experience erosion in our profit margin. However, if our utilization is too high, the quality of services provided to our clients may deteriorate and we may also experience higher attrition rates. Rising costs, our inability to manage rising costs, or our inability to adequately motivate our team or utilize our personnel resources efficiently could negatively impact our profitability or disrupt our operations.

The continuing effects of the COVID-19 pandemic or the widespread outbreak of another communicable disease, a natural disaster or any other public health crisis, could adversely affect our business, results of operations and financial condition.

We could be negatively impacted by the COVID-19 pandemic, the widespread outbreak of another illness or communicable disease, a natural disaster, or any other public health crisis. At its height, the COVID-19 pandemic had a significant negative effect on the global economy, supply chains and labor force participation, and created significant volatility in financial markets. Although the effects of the pandemic during fiscal year 2022 were not as significant as prior years, new variants continued to cause waves of COVID-19 cases around the globe, disrupting operations and contributing to expenses related to support and resources for our staff to care for themselves and their families. The extent of the future impact of the COVID-19 pandemic or other outbreaks of communicable diseases on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, including the duration, spread and severity of the pandemic, the evolution of the virus and the effects of mutations in its genetic code, country and state restrictions regarding virus containment, the availability and effectiveness of vaccines and treatment options, accessibility to our delivery and operations locations, our continued utilization of remote work environments in response to future health and safety restrictions, our clients' acceptance of remote work environments, and the effect on our clients' businesses and the demand for their products and services, all of which are uncertain and cannot be predicted.

We also have substantial operations in countries, most notably the Philippines and India, that have experienced severe natural events, such as typhoons, mudslides, and floods, in the recent past. Any natural disaster or extreme weather event in a region where we have operations could severely disrupt the lives of our staff and lead to service interruptions or reduce the quality level of services that we provide. Weather patterns may become more volatile, and extreme weather events may become more frequent or widespread as a result of the potential effects of climate change. Our disaster recovery plan and business interruption insurance may not provide sufficient recovery to compensate for losses that we may incur.

An extended disruption to the global economy or business operations caused by the COVID-19 pandemic, another communicable disease, a natural disaster or any other public health crisis, or a regional disruption in an area in which we have significant operations, could materially affect our business, our results of operations, our access to sources of liquidity, the carrying value of our goodwill and intangible assets, and our financial condition.

Our delivery center activities are located around the world, with a significant concentration in the Philippines, India, China, and Brazil, which may expose us to business risks and disrupt our operations.

Our operations are based on a global delivery model with client services provided from delivery centers located throughout the Americas, Asia-Pacific, and EMEA, with a significant percentage of our workforce located in the Philippines, India, China, and Brazil. Operating globally subjects us to risks in the countries in which we do business, which may include political and economic instability, armed conflicts, domestic or foreign terrorism, foreign currency volatility, the time and expense required to comply with different laws and regulations, challenges with hiring and retaining adequate staff, inflation, longer payment cycles or difficulties in collecting accounts receivable, and seasonal reductions in business activity. Socio-economic situations that are specific to the Philippines, India, China and Brazil can severely disrupt our operations and impact our ability to fulfill our contractual obligations to our clients. If these countries experience natural disasters, extreme weather events or political unrest, our staff's ability to work may be disrupted, our IT and communication infrastructure may be at risk and the client processes that we manage may be adversely affected. We may also continue to expand our operations internationally to respond to competitive pressure and client and market requirements, which could increase these risks. If we are unable to manage the risks associated with our international operations and expanding such operations, our business could be adversely affected, and our revenue and earnings could decrease.

We have pursued and intend to continue to pursue strategic acquisitions or investments in new markets and may encounter risks associated with these activities, which could harm our business and operating results.

We have in the past pursued, and in the future expect to pursue, acquisitions of, or investments in, businesses, technologies and assets in new or existing markets, either within or outside the CX solutions industry, that complement or expand our existing business. In December 2021, we acquired PK, a leading global CX design engineering company for aggregate consideration of approximately $1.6 billion to pursue our strategy of further investing in digital transformation capabilities. In July 2022, we acquired ServiceSource, a global outsourced go-to-market services provider that delivers B2B digital sales and customer success solutions, for aggregate consideration of approximately $142 million.

Our acquisition strategy, including our acquisitions of PK and ServiceSource, involves a number of risks, including:

- difficulty in successfully integrating acquired operations, IT and other systems, clients, services, businesses, and staff with our operations on a timely and cost-effective basis;

- risk that the acquired businesses will fail to maintain the quality of services or results of operations that we have historically provided or that we expect from the acquired businesses;

- the announcement or consummation of a transaction may have an adverse impact on relationships with third parties, including existing and potential clients, or may negatively affect our brand identity;

- loss of key staff of the acquired operations or inability to attract, retain and motivate staff necessary for our expanded operations;

- acquired businesses located in regions where we have not historically conducted business may subject us to new operational risks, laws, regulations, staff expectations, customs, and practices;

- difficulty in scaling critical resources and facilities for the business needs of the expanded enterprise;

- diversion of our capital and management attention away from operational matters and other business issues;

- increase in our expenses and working capital requirements;

- in the case of acquisitions that we may make outside of the United States, difficulty in operating internationally and over significant geographical distances;

- other financial risks, such as potential liabilities of the businesses we acquire; and

- our due diligence process may fail to identify significant issues with the acquired company's service quality, financial disclosures, legal liabilities, accounting practices or internal control deficiencies.

We may incur additional costs and certain redundant expenses in connection with our acquisitions and investments, which may have an adverse impact on our operating margins. Future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large asset write-offs, a decrease in future profitability, or future losses. The incurrence of debt in connection with any future acquisitions could restrict our ability to obtain working capital or other financing necessary to operate our business. Our recent and future acquisitions or investments, including our acquisitions of PK and ServiceSource, may not be successful, and if we fail to realize the anticipated benefits of these acquisitions or investments, our business and operating results could be harmed.

Our industry is subject to intense competition and dynamic changes in business model, which in turn could cause our operations to suffer.

The CX solutions industry is highly competitive, highly fragmented and subject to rapid change. We believe that the principal competitive factors in this market are breadth and depth of process and domain expertise, service quality, ability to tailor specific solutions to the needs of clients and their customers, the ability to attract, train and retain qualified staff, cybersecurity infrastructure, compliance rigor, global delivery capabilities, pricing, and marketing and sales capabilities. We compete for business with a variety of companies, including in-house operations of existing and potential clients. If our clients place more focus in this area and internalize these operations, the size of the available market for third-party service providers like us could reduce significantly. Similarly, if competitors offer their services at lower prices to gain market share or provide services that gain greater market acceptance than the services we offer or develop, the demand for our services may decrease. Niche providers or new entrants can enter markets by developing new systems or services that could impact our business. The opportunity for new entrants in our industry may expand as digital engagement and offerings increase in importance. New competitors, new strategies by existing competitors or clients, and consolidation among clients or competitors could result in significant market share gain by our competitors, which could have an adverse effect on our revenue.

Some emerging technologies, such as RPA, AI, ML, VOC, IVR, and IoT, may cause an adverse shift in the way certain of our existing business operations are conducted, including by replacing human contacts with automated or self-service options, or by decreasing the size of the available market. We may be unsuccessful at anticipating or responding to new developments on a timely and cost-effective basis, and our use of technology may differ from accepted practices in the marketplace. Certain of our solutions may require lengthy and complex implementations that can be subject to changing client preferences and continuing changes in technology, which can increase costs or adversely affect our business.

We may have higher than anticipated tax liabilities, which could result in a material adverse effect on our business.

Due to the global nature of our operations, we are subject to the complex and varying tax laws and rules of many countries and have material tax-related contingent liabilities that are difficult to predict or quantify. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and our estimated taxable income within each jurisdiction. Our effective tax rate could be adversely affected by several factors, many of which are outside of our control, including:

- changes in income before taxes in the countries in which we operate that have differing statutory tax rates;

- changes in tax rates or tax laws and regulations, or the implementation or interpretation of such laws and regulations;

- the effect of tax rates on accounting for acquisitions and dispositions;

- issues arising from tax audits or examinations and any related interest or penalties; and

- uncertainty in obtaining tax holiday extensions or the expiration or loss of tax holidays in various jurisdictions.

In the United States, proposed tax law changes could subject us to higher than anticipated tax liabilities, including by increasing the statutory corporate tax rate, imposing a minimum tax on global income, reducing the deduction for global intangible low-taxed income (GILTI), eliminating the qualified business asset investment exemption, limiting the deductibility of interest expense, repealing the deduction for foreign-derived intangible income or imposing a surcharge on corporations that employ staff in non-U.S. countries to deliver services to the United States. Any one or more of these changes, if adopted, could have a material adverse effect on our effective tax rate and our results of operations. Outside of the United States, proposed tax law changes could subject Concentrix to a global minimum tax on profits, which could result in double taxation and increased tax audit risk due to uncertainty in application.

We report our results of operations based on our determination of the amount of taxes owed in various jurisdictions in which we operate. The determination of our worldwide provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain.

We are also subject to tax audits, including with respect to transfer pricing, in the United States and other jurisdictions, and our tax positions may be challenged by tax authorities. There can be no assurance that our current tax provisions will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

We are subject to uncertainties and rapid variability in demand by our clients, and our client contracts include provisions such as termination for convenience, which could cause fluctuations in our revenue and adversely affect our operating results.

Our revenue depends, in large part, on the volumes, geographic locations, and types of CX services demanded. The demand for our services can be affected by events outside of our control, including consolidation among our clients, changing marketplace trends, financial challenges faced by our clients, and fluctuations in the use of our clients' products and services. CX solutions can also be provided in different geographies and through different service channels. While we have the capability to provide multi-channel services in countries across the globe, changes in the types of services utilized and the geographic locations where the services are provided can impact our revenue and profitability. There can be no assurance that the current demand for our CX services will continue or grow, that organizations will not elect to perform such services in-house, or that clients will not elect to move CX services to lower-cost or lower-margin geographies or customer contact channels.

Our client contracts typically include provisions that, if triggered, could impact our profitability. For example, many of our contracts may be terminated with limited notice for any reason and, to the extent our clients terminate these contracts, we could experience unexpected fluctuations in our revenue and operating results from period to period. Additionally, some contracts have performance-related bonus or penalty provisions, whereby we receive a bonus if we satisfy certain performance levels or pay a penalty for failing to do so. Such performance-related conditions are based on metrics that measure customer satisfaction and the quality, quantity and efficiency of our handling of the client's customer interactions across multiple channels. Generally, performance-related bonus or penalty provisions account for less than 1% of our annual revenue in the aggregate. However, whether we receive a bonus or are required to pay a penalty changes with performance and may cause fluctuations in our financial results. In addition, our clients may not guarantee a minimum volume; however, we hire staff based on anticipated volumes. If we fail to anticipate volumes correctly, our operations and financial results may suffer. A reduction of volume, loss of clients, payment of penalties or inability to terminate any unprofitable contracts could have an adverse impact on our results of operations and financial condition.

We depend on a limited number of clients for a significant portion of our revenue, and the loss of business from one or more of these clients could adversely affect our results of operations.

Our five largest clients collectively represented approximately 26% of our revenue in fiscal year 2022. This client concentration increases the risk of quarterly fluctuations in our operating results, depending on the seasonal pattern of our top clients' businesses. In addition, our top clients could make greater demands on us with regard to pricing and contractual terms in general.

At any given time, we typically have multiple master service agreements or statements of work with our largest clients. Clients may have the right to terminate such agreements for convenience or may have risk tolerances that limit how much business they retain with a single service provider. While we do not expect all master service agreements and statements of work to terminate at the same time, the loss of significant agreements with one of our largest clients could adversely affect our business, results of operations and financial condition if the lost revenue is not replaced with profitable revenue from that client or other clients.

We often carry significant accounts receivable balances from a limited number of clients that generate a large portion of our revenue. For example, approximately 28% of our accounts receivable balance as of November 30, 2022 was attributable to five clients. A client may become unable or unwilling to timely pay its balance due to a general economic slowdown, economic weakness in its industry or the financial insolvency of its business. While we closely monitor our accounts receivable balances, a client's financial inability or unwillingness, for any reason, to pay a large accounts receivable balance or many clients' inability or unwillingness to pay accounts receivable balances that are large in the aggregate would adversely impact our income and cash flow.

Rising interest rates increase the cost of our outstanding borrowings and could adversely affect our net income.

Our outstanding borrowings under our senior secured credit facility and our accounts receivable securitization facility are variable-rate obligations that expose us to interest rate risk. When interest rates increase, our debt service obligations and our interest expense increase even if our outstanding borrowings remain the same. Our net income and cash flows, including cash available for servicing indebtedness, will correspondingly decrease.

Changes in foreign currency exchange rates could adversely affect our business and operating results.

We operate in more than 40 countries, and volatility in the value of the currencies used in these countries increases the uncertainty in our revenue and profitability forecasts. While most of our contracts are priced in U.S. dollars, we recognize a substantial amount of revenue under contracts that are denominated in euros, British pounds, Australian dollars and Japanese yen, among other currencies. A significant increase in the value of the U.S. dollar relative to these currencies may have a material adverse impact on the value of our revenue when translated to U.S. dollars.

Our services are delivered from several delivery centers located around the world, with significant operations in the Philippines and India, as well as throughout EMEA and the Americas. Although our contracts with U.S.-based clients are typically priced in U.S. dollars, a substantial portion of our costs to deliver services under these contracts are denominated in the local currency of the country where services are performed. We also have certain client contracts that are priced in non-U.S. dollar currencies for which a substantial portion of the costs to deliver the services are in other currencies. As a result, our revenue may be earned in currencies that are different from the currencies in which we incur corresponding expenses. Fluctuations in the value of currencies, such as the Philippine peso, the Indian rupee, and the Canadian dollar, against the U.S. dollar or other currencies in which we bill our clients, and inflation in the local economies in which these delivery centers are located, could increase the operating and labor costs in these delivery centers, which can result in reduced profitability. A significant decrease in the value of the contractual currency, relative to the currencies where services are provided, could have a material adverse impact on our operating results that are not fully offset by gains realized under the hedging contracts we have in place in certain currencies to limit our potential foreign currency exposure.

We depend on a variety of communications services and information technology systems and networks, and any failure or increase in the cost of these systems and networks could adversely impact our business and operating results.

The services we provide to our clients depend on the persistent availability and uncompromised security of our communications, technology and information technology systems. Our business uses a wide variety of technologies to allow us to manage large volumes of data and perform services with staff located around the globe. We deploy leading edge digital transformation capabilities such as AI-based automation bots, omnichannel services and internally-developed and third-party software solutions to enhance customer and staff experience across various technology environments and platforms. We operate an extensive internal voice and data network that links our global sites together in a multi-hub model that enables the rerouting of voice and data across the network, and we rely on multiple public communication channels and telephone, internet, and data services provided by various third parties for connectivity to our clients. Maintenance of, and investment in, this technology is critical to keeping our team productive and the success of our service delivery model.

Any failure in technology, or in our ability to manage or optimize our resources, may impair service quality and have a negative impact on our operations. Failures or significant downtime of our IT or telecommunications systems could prevent us from handling client volume, and frequent or prolonged interruption in our ability to provide services could result in contractual performance penalties, damage to our reputation, and the loss of business from existing and potential clients. Any increase in average waiting time or handling time or a lack of promptness or technical expertise from our staff will negatively impact customer satisfaction and our business. Telephone, internet and data service providers may elect not to renew their contracts with us or increase the cost of such services. If our communications or information technology systems are disrupted or the cost of maintaining those systems increases significantly, our results of operations could be adversely affected.

Our business is subject to many regulatory requirements, and changes in current regulations or their interpretation and enforcement, or the adoption of new regulations, could significantly increase our cost of doing business.

Our business is subject to many laws and regulatory requirements in the United States and the other countries in which we operate, covering such matters as: data privacy; labor matters, including immigration and equal employment opportunity (EEO) compliance; the Foreign Corrupt Practices Act and other anti-corruption and anti-money laundering laws; taxation; securities and insider trading; healthcare, including HIPAA compliance; banking; outsourcing; consumer protection, including the method and timing of placing outbound telephone calls and the recording or monitoring of telephone calls; collections activities; insurance claims administration; internal and disclosure control obligations; governmental affairs; and trade restrictions, sanctions and tariffs.

Many of these regulations, including those related to data privacy, labor matters and anti-corruption, change frequently and may conflict among the various jurisdictions and countries in which we provide services. The pace of regulatory change in these areas has accelerated in recent years. The GDPR in Europe, the Data Privacy Act in the Philippines, the California Consumer Privacy Act and other similar laws have resulted, and will continue to result, in increased compliance costs, and the failure to comply with these laws can result in significant monetary penalties. For example, fines of up to 4% of an entity's annual global revenue can be imposed for violations of the GDPR. We expect that the regulatory burden associated with compliance with privacy laws will continue to expand as more jurisdictions adopt privacy laws with different requirements.

Laws and regulatory requirements may also be subject to interpretation, and the transition of a significant portion of our staff to a remote work environment has increased the uncertainty related to the application and interpretation of certain laws and regulations that have historically been applied to onsite work environments. If our interpretation of any laws or regulatory requirements conflicts with positions taken by regulatory agencies or other government bodies in the future, we may be subject to legal liability or be unable to conduct business in the same manner. Violations of any laws and regulations to which we are subject, including failing to adhere to or successfully implement processes in response to changing regulatory requirements or work practices, could result in liability for damages, fines, criminal prosecution, unfavorable publicity and damage to our reputation, and restrictions on our ability to operate, which could have a material adverse effect on our business, results of operations, and financial condition.

In addition, changes in policies or laws of the United States or non-U.S. countries resulting in, among other things, higher taxation, limitations on the ability of companies to utilize offshore outsourcing, currency conversion limitations, restrictions on fund transfers, or the expropriation of private enterprises, could reduce the anticipated benefits of our global operations. Any actions by countries in which we conduct business to reverse policies that encourage international trade or investment could also adversely affect our business.

Our operations, reputation and results of operations may be damaged through the actions, inactions or vulnerabilities of third parties.

We depend on a variety of third parties to enable us to deliver services to our clients, including communications services providers, information technology systems and network providers, electric and other utility providers, transportation providers, and recruiting firms. Although we believe we have a rigorous procurement process to evaluate our vendors and service providers, these third parties can damage our reputation or cause financial loss through cybersecurity or data privacy breaches, inadequate information technology infrastructure, insufficient updates to software, non-conformance to servicing standards, or financial distress that interrupts business operations.

Moreover, with an increased reliance on remote staff, we depend on the communications and other service providers necessary for our staff to perform their work from our facilities and their homes. Power or communications failures could interrupt the operations of our facilities or the ability of our staff to work remotely. Natural disasters, severe weather events or labor disputes that disrupt transportation services could limit the ability of our staff to reach our facilities or increase the cost of transportation services that we procure for our staff in certain countries. Any prolonged disruption in the operations of our facilities or the ability of our remote staff to deliver services to our clients and their customers, whether due to technical difficulties, power failures, or any other reason, could cause service interruptions or reduce the quality level of services that we provide and harm our operating results.

Our results of operations could be adversely affected by litigation and other commitments and contingencies.

We face risks arising from various unasserted and asserted claims, including, but not limited to, commercial, labor and employment, consumer protection, tax, and patent infringement claims. Certain claims may be structured as class action lawsuits or otherwise allege substantial damages. We may be unable to obtain insurance coverage for certain claims at a reasonable cost, if at all. Unfavorable outcomes in pending or future litigation or the settlement of asserted claims could negatively affect us. Regardless of the outcome, litigation could result in substantial expense and could divert the efforts of our management.

We have developed proprietary IT systems, mobile applications, and cloud-based technology and acquired technologies that play an important role in our business, including through our acquisition of PK. If any claim alleging infringement of intellectual property rights is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages to third parties and indemnify our clients for losses arising out of the infringement. In order to continue delivering services to our clients, we may also need to seek and obtain a license of a third party's intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all, which could disrupt our business and adversely affect our results of operations.

In addition, in the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations and divested businesses, and issue guarantees of third-party obligations. The amounts of such commitments can only be estimated, and the actual amounts for which we are responsible may differ materially from our estimates. If we incur liability as a result of any current or future litigation, commitments or contingencies and such liability exceeds any amounts accrued, our business, results of operations and financial condition could be adversely affected.

Our goodwill and identifiable intangible assets could become impaired, which could have a material non-cash adverse effect on our results of operations.

We have recorded substantial goodwill and amortizable intangible assets as a result of our acquisitions. We review our goodwill and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. We assess whether there has been an impairment in the value of goodwill at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or intangible assets may not be recoverable include declines in stock price, market capitalization or cash flows, and slower growth rates in our industry. We could be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or intangible assets was determined, negatively impacting our results of operations.

The terms of our debt arrangements impose significant restrictions on our ability to operate and could have an adverse effect on our business and results of operations.

The terms of the agreements under which our indebtedness was incurred may limit or restrict, among other things, our ability to:

- incur additional indebtedness;

- make investments;

- pay dividends or make certain other restricted payments;

- repurchase common stock;

- consummate certain asset sales or acquisitions;

- enter into certain transactions with affiliates; and

- merge, consolidate or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

We are also required to maintain specified financial ratios and satisfy certain financial condition tests under certain of our debt arrangements. Our inability to meet these ratios and tests could result in the acceleration of the repayment of the related debt, termination of the applicable debt arrangement, an increase in our effective cost of funds or the cross-default of other indebtedness. As a result, our ability to operate may be restricted and our ability to respond to business and market conditions may be limited, which could have an adverse effect on our business and operating results.

Our level of indebtedness could have adverse consequences for our business or our financial condition.

In connection with our acquisition of PK in December 2021, we amended our senior secured credit facility to, among other things, increase our outstanding term loan borrowings to $2.1 billion and increase the revolving loan commitment of the lenders to $1.0 billion. In July 2022, we amended our accounts receivable securitization facility to increase the commitment of the lenders to provide available borrowings to up to $500 million. As of November 30, 2022, we had $2.2 billion of indebtedness prior to debt issuance costs, and we may further increase our indebtedness in the future. Our level of indebtedness could have adverse consequences for us and our stockholders, including:

- requiring us to dedicate a substantial portion of our cash flow from operations to make principal and interest payments on our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures and other general corporate requirements, and to grow our business;

- limiting our ability to borrow additional funds as needed, make strategic acquisitions or take advantage of other business opportunities as they arise, or pay cash dividends;

- increasing future debt costs and limiting the future availability of debt financing;

- increasing our vulnerability to general adverse economic and industry conditions; and

- limiting our flexibility in planning for, or reacting to, changes in our business and industry.

To the extent that we incur additional indebtedness, the risks described above could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flows from operations may not be sufficient to service our outstanding debt or to repay our outstanding debt as it becomes due, and we may be unable to borrow money, sell assets or otherwise raise funds on acceptable terms, if at all, to service or refinance our debt.

Borrowings under our senior secured credit facility and accounts receivable securitization facility bear interest at a variable rate that is based on the Secured Overnight Financing Rate ("SOFR"), which may have consequences for us that cannot be reasonably predicted and may adversely affect our liquidity, financial condition, and results of operations.

Borrowings under our senior secured credit facility and our accounts receivable securitization facility may bear interest at a rate per annum that, at our election, is based upon SOFR. Although SOFR has been endorsed by the Alternative Reference Rates Committee as its preferred replacement for the London Interbank Offered Rate ("LIBOR"), it remains uncertain whether or when SOFR or other alternative reference rates will be widely accepted by lenders as the replacement for LIBOR. This may, in turn, impact the liquidity of the SOFR loan market, and SOFR itself. Since the initial publication of SOFR, daily changes in the rate have, on occasion, been more volatile than daily changes in comparable benchmark or market rates, and SOFR over time may bear little or no relation to the historical actual or historical indicative data. Additionally, our senior secured credit facility and our accounts receivable securitization facility include a credit adjustment on SOFR due to LIBOR representing an unsecured lending rate while SOFR represents a secured lending rate. The possible volatility of and uncertainty around SOFR as a LIBOR replacement rate and the applicable credit adjustment could result in higher borrowing costs for us, which would adversely affect our liquidity, financial condition, and results of operations.

Risks Relating to the Spin-Off

As a new public company, our brand identity may not be fully aligned with our service offerings and the value we deliver to our clients, which may adversely affect our ability to grow and attract talented staff.

As a provider of CX solutions and technology, our brand identity is important to growing our business with new and existing clients and attracting and retaining our people. As a new public company, the Concentrix brand identity may not fully reflect our status as a leading global provider of CX solutions and technology. Moreover, certain of our historical acquisitions of companies continue to affect how our company is viewed today. If prospective and current clients do not associate our company with the high-value CX solutions and technology we believe we offer, we may experience difficulty in winning new business or attracting and retaining talented staff, which could adversely affect our business and results of operations.

Our brand identity can also be affected by events outside of our control, including negative publicity associated with our clients' businesses or social media campaigns directed against us or our clients. Responding to such events can distract from our business and increase costs. If the brand identity we are establishing as a new public company is damaged, we could experience increased difficulty in attracting and retaining clients and staff, which could adversely affect our business and results of operations.

If the spin-off is determined to be taxable for U.S. federal income tax purposes, we and our stockholders could incur significant U.S. federal income tax liabilities.

If the spin-off fails to qualify for tax-free treatment, TD SYNNEX would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value, and our initial public stockholders at the time of the spin-off would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. Under the tax matters agreement between TD SYNNEX and us, we are generally required to indemnify TD SYNNEX for any taxes resulting from the separation (and related costs and other damages) to the extent such amounts result from (1) an acquisition of all or a portion of our equity securities or assets by any means, (2) any action or failure to act by us after the distribution affecting the voting rights of our stock, (3) other actions or failures to act by us, or (4) certain breaches of our agreements and representations in the tax matters agreement. Our indemnification obligations to TD SYNNEX and its subsidiaries, officers, and directors are not limited by any maximum amount. If we are required to indemnify TD SYNNEX or such other persons under the circumstances set forth in the tax matters agreement, we may be subject to substantial liabilities.

We are subject to potential indemnification liabilities to TD SYNNEX pursuant to the separation and distribution agreement.

The separation and distribution agreement between TD SYNNEX and us provides for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred before or after the spin-off. If we are required to indemnify TD SYNNEX under the circumstances set forth in this agreement, we may be subject to substantial liabilities.

In connection with the spin-off, TD SYNNEX has agreed to indemnify us for certain liabilities and liabilities related to TD SYNNEX assets; however, these indemnities may be insufficient to protect us against the full amount of such liabilities.

Pursuant to the separation and distribution agreement, TD SYNNEX has agreed to indemnify us for certain liabilities. However, third parties could seek to hold us responsible for any of the liabilities that TD SYNNEX agreed to retain, and there can be no assurance that TD SYNNEX will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from TD SYNNEX any amounts for which we are held liable, such indemnification may be insufficient to fully offset the financial impact of such liabilities or we may be required to bear these losses while seeking recovery from TD SYNNEX.

General Risks Related to Ownership of Our Common Stock

The share price and trading volume of our common stock may fluctuate significantly.

Our common stock has been traded on Nasdaq under the symbol "CNXC" since December 1, 2020. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

- our financial results;
- developments generally affecting the CX solutions industry;
- the performance of our business and the performance of similar companies;
- our capital structure, including the amount of our indebtedness;
- the announcement of acquisitions or dispositions;
- additions or departures of key personnel;
- changes in market valuations of similar companies;
- general economic, industry and market conditions;

- the depth and liquidity of the market for our common stock;

- fluctuations in currency exchange rates;

- our dividend policy;

- investor perception of our business and our company;

- the passage of legislation or other regulatory developments that adversely affect us or our industry; and

- the impact of the factors referred to elsewhere in "Risk Factors."

In addition, the stock market regularly experiences significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes may occur without regard to the operating performance of the affected companies. Hence, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

We cannot guarantee the continued payment of dividends on our common stock, or the timing or amount of any such dividends.

The continued payment of dividends in the future, and the timing and amount thereof, to our stockholders is within the discretion of our board of directors. Our board of directors' decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt agreements, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will continue to pay a dividend in the future.

Your percentage ownership in Concentrix may be diluted in the future.

In the future, your percentage ownership in Concentrix may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we grant to our directors, officers and staff and staff purchases of shares from Concentrix through our employee stock purchase plan. The compensation committee of our board of directors grants stock-based awards to members of our staff and our directors, from time to time, under our stock incentive plan. Such awards have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our certificate of incorporation and bylaws and of Delaware law may have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. These provisions may include, among other things, the following:

- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

- stockholder action can only be taken at a special or regular meeting and not by written consent;

- the inability of our stockholders to call a special meeting;

- advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings;

- allowing only our board of directors to fill vacancies on our board of directors;

- supermajority voting requirements to amend our bylaws and certain provisions of our certificate of incorporation; and

- restrictions on an "interested stockholder" to engage in certain business combinations with us for a three-year period following the date the interested stockholder became such.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable the board of directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met.

Our bylaws designate the Court of Chancery of the State of Delaware and U.S. federal district courts as the exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which limits our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers or other employees.

Our bylaws provide that, with certain limited exceptions, any action or proceeding:

- brought in a derivative manner in the name or right of the company or on our behalf;

- asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

- asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or any provision of our certificate of incorporation or bylaws; or

- asserting a claim governed by the internal affairs doctrine,

will be exclusively brought in the Court of Chancery of the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the U.S. federal district court for the District of Delaware). Furthermore, any complaint asserting a cause of action under the Securities Act against us or any of our directors, officers, employees or agents will be exclusively brought in U.S. federal district court. Any person or entity purchasing or otherwise acquiring any interest in shares of Concentrix common stock is deemed to have notice of and consented to the exclusive forum provisions.

To the fullest extent permitted by law, the Delaware exclusive forum provision will apply to state and federal law claims other than those claims under the Securities Act for which our bylaws designate U.S. federal district court as the exclusive forum. However, stockholders will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation or similar governing documents has been challenged in legal proceedings, and it is possible that a court could find the choice of forum provisions contained in our bylaws to be inapplicable or unenforceable, including with respect to claims arising under the U.S. federal securities laws.

This exclusive forum provision may limit the ability of a stockholder to commence litigation in a forum that the stockholder prefers, or may require a stockholder to incur additional costs in order to commence litigation in Delaware or U.S. federal district court, each of which may discourage such lawsuits against us or our directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease our principal executive offices in Newark, California. As of November 30, 2022, we occupied approximately 300 facilities comprising service and delivery centers and administrative facilities covering approximately 17.1 million square feet, of which approximately 1.3 million square feet was owned and the remainder was leased.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings in the ordinary course of business. We do not believe that these proceedings will have a material adverse effect on the results of our operations, our financial position or the cash flows of our business.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable**.**

Part II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on Nasdaq under the symbol "CNXC". As of January 17, 2023, there were 52,069,609 shares of common stock outstanding held by approximately 2,460 stockholders of record.

Dividends

During fiscal years 2022 and 2021, the Company has paid the following dividends per share approved by the Company's board of directors:

Announcement Date	Record Date	Per Share Dividend Amount	Payment Date
September 27, 2021	October 22, 2021	$0.25	November 2, 2021
January 18, 2022	January 28, 2022	$0.25	February 8, 2022
March 29, 2022	April 29, 2022	$0.25	May 10, 2022
June 27, 2022	July 29, 2022	$0.25	August 9, 2022
September 28, 2022	October 28, 2022	$0.275	November 8, 2022

Our board of directors expects that cash dividends will be paid on a quarterly basis in the future. However, any decision to pay future cash dividends will be subject to our board of directors' approval, and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt agreements, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will continue to pay a dividend in the future.

Share Repurchases

In September 2021, our board of directors authorized the Company to purchase up to $500 million of the Company's outstanding shares of common stock from time to time as market and business conditions warrant, including through open market purchases or Rule 10b5-1 trading plans. The repurchase program has no termination date and may be suspended or discontinued at any time. As of November 30, 2022, we had repurchased 980,434 shares under the share repurchase program for approximately $145.9 million in the aggregate. At November 30, 2022, we had approximately $354.1 million remaining for share repurchases under the existing authorization from our board of directors.

The following table summarizes the Company's purchases of common stock during the fourth quarter of the fiscal year ended November 30, 2022:

Period	Total number of shares purchased [1], [2]	Average price paid per share	Total number of shares purchased as part of publicly announced program[2]	Maximum dollar amount that may yet be purchased under the program (in thousands)
September 1, 2022 - September 30, 2022	105,843	$ 121.18	105,840	$ 355,208
October 1, 2022 - October 31, 2022	88,507	$ 119.61	10,080	$ 354,085
November 1, 2022 - November 30, 2022	44	$ 118.83	—	$ 354,085
Total	194,394	$ 120.21	115,920	

[1] Includes shares withheld upon the vesting of certain equity awards to satisfy tax withholding obligations.
[2] Includes shares repurchased as part of the Company's share repurchase program initiated in September of 2021.

Stock Price Performance Graph

The stock price performance graph below compares our cumulative total stockholder return for the period from December 1, 2020 through November 30, 2022 with the cumulative total return of the S&P Midcap 400 Index for the same period and a Peer Group comprised of our core CX solutions competitors that are publicly traded companies: Majorel Group Luxembourg S.A. (from initial public offering in September 2021), TaskUs Inc. (from initial public offering in June 2021), TDCX Inc. (from initial public offering in October 2021), Teleperformance S.A., TELUS International (from initial public offering in February 2021), and TTEC Holdings, Inc., in each case assuming a $100 initial investment.



Comparison of Cumulative Total Return

	December 1, 2020	November 30, 2021	November 30, 2022
Concentrix Corporation	$ 100.00	$ 158.10	$ 116.55
S&P Midcap 400	$ 100.00	$ 123.43	$ 117.47
Peer Group	$ 100.00	$ 121.30	$ 72.41

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our historical consolidated financial statements and the notes to those consolidated financial statements. It contains forward-looking statements, which are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see "Risk Factors" and "Note Regarding Forward-Looking Statements" in this Annual Report on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements.

The following discussion compares our results for the fiscal year ended November 30, 2022 to the fiscal year ended November 30, 2021. The discussion comparing our results for the fiscal year ended November 30, 2021 to the fiscal year ended November 30, 2020 is included within Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2021 Annual Report on Form 10-K filed with the SEC on January 28, 2022, and is incorporated by reference herein.

Unless otherwise indicated or except where the context otherwise requires, references to "we," "our," "us," "the Company" or "Concentrix" in this Management's Discussion and Analysis of Financial Condition and Results of Operations refer to Concentrix Corporation and its subsidiaries.

Overview and Basis of Presentation

Concentrix is a leading global provider of Customer Experience ("CX") solutions and technology that help iconic and disruptive brands drive deep understanding, full lifecycle engagement, and differentiated experiences for their end-customers. We provide end-to-end capabilities, including CX process optimization, technology innovation and design engineering, front- and back-office automation, analytics and business transformation services to clients in five primary industry verticals. Our differentiated portfolio of solutions supports Fortune Global 500 as well as new economy clients across the globe in their efforts to deliver an optimized, consistent brand experience across all channels of communication, such as voice, chat, email, social media, asynchronous messaging, and custom applications. We strive to deliver exceptional services globally supported by our deep industry knowledge, technology and security practices, talented people, and digital and analytics expertise.

We generate revenue from performing services that are generally tied to our clients' products and services. Any shift in business or the size of the market for our clients' products or services, or any failure of technology or failure of acceptance of our clients' products or services in the market may impact our business. The staff turnover rate in our business is high, as is the risk of losing experienced team members. High staff turnover rates may increase costs and decrease operating efficiencies and productivity.

PK Acquisition

On December 27, 2021, we completed our acquisition of PK, a leading CX design engineering company with more than 5,000 staff in four countries, for total consideration of $1,573.3 million, net of cash and restricted cash acquired. PK creates pioneering experiences that accelerate digital outcomes for their clients' customers, partners and staff. The acquisition of PK expanded our scale in the digital IT services market and supported our growth strategy of investing in digital transformation to deliver exceptional customer experiences. The addition of the PK staff and technology to our team further strengthened our capabilities in CX design and development, artificial intelligence ("AI"), intelligent automation, and customer loyalty.

ServiceSource Acquisition

On July 20, 2022, we completed our acquisition of ServiceSource International, Inc. ("ServiceSource") for total consideration of $141.5 million, net of cash and restricted cash acquired. ServiceSource is a global outsourced go-to-market services provider, delivering business-to-business ("B2B") digital sales and customer success solutions that complemented our existing offerings in this area.

Spin-off

On December 1, 2020, Concentrix and our technology-infused CX solutions business were separated from SYNNEX Corporation, now known as TD SYNNEX Corporation ("TD SYNNEX"), through a tax-free distribution of all of the issued and outstanding shares of our common stock to TD SYNNEX stockholders (such separation and distribution, the "spin-off"). TD SYNNEX stockholders received one share of our common stock for each share of TD SYNNEX common stock held as of the close of business on November 17, 2020. As a result of the spin-off, we became an independent public company and our common stock commenced trading on the Nasdaq Stock Market ("Nasdaq") under the symbol "CNXC" on December 1, 2020. In connection with the spin-off, on November 30, 2020, we entered into a separation and distribution agreement, an employee matters agreement, a tax matters agreement and a commercial agreement with TD SYNNEX to set forth the principal actions to be taken in connection with the spin-off and define our ongoing relationship with TD SYNNEX after the spin-off.

Risks and uncertainties related to the COVID-19 pandemic

At its height, the COVID-19 pandemic had a significant negative effect on the global economy, supply chains and labor force participation, and created significant volatility in financial markets. We successfully transitioned a significant portion of our workforce to a remote working environment throughout the second quarter of 2020 and implemented a number of safety and social distancing measures in our sites to protect the health and safety of our staff. During fiscal year 2022, almost all of our workforce was productive, but we experienced the continued effects of the COVID-19 pandemic, as variants caused new waves of COVID-19 cases around the globe.

The extent of the future impact of the COVID-19 pandemic on our operational and financial performance, including our ability to execute our business strategies and initiatives in the expected time frame, will depend on future developments, including the duration, spread and severity of the pandemic, the evolution of the virus and the effects of mutations in its genetic code, country and state restrictions regarding virus containment, the availability and effectiveness of vaccines and treatment options, accessibility to our delivery and operations locations, our continued utilization of remote work environments in response to future health and safety restrictions, our clients' acceptance of remote work environments, and the effect on our clients' businesses and the demand for their products and services, all of which are uncertain and cannot be predicted.

We are unable to predict how long the pandemic conditions will persist in regions in which we operate, if or when countries or localities may experience an increase in COVID-19 cases, what additional measures may be introduced by governments or our clients in response to the pandemic generally or to an increase in COVID-19 cases in a particular country or locality, and the effect of any such additional measures on our business. As a result, many of the estimates and assumptions involved in preparation of the consolidated financial statements included in this Annual Report on Form 10-K required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve with respect to the pandemic and the global recovery from the pandemic, our estimates may materially change in future periods. Accordingly, current results and financial condition discussed herein may not be indicative of future operating results and trends.

Revenue and Cost of Revenue

We generate revenue through the provision of CX solutions and technology to our clients pursuant to client contracts. Our client contracts typically consist of a master services agreement, supported in most cases by multiple statements of work, which contain the terms and conditions of each contracted solution. Our client contracts can range from less than one year to over five years in term and are subject to early termination by our clients for any reason, typically with 30 to 90 days' notice.

Our CX solutions and technology are generally characterized by flat unit prices. Approximately 95% of our revenue is recognized as services are performed, based on staffing hours or the number of client customer transactions handled using contractual rates. Remaining revenue from the sale of these solutions are typically recognized as the services are provided over the duration of the contract using contractual rates.

Our cost of revenue consists primarily of personnel costs related to the delivery of our solutions and technology. The costs of our revenue can be impacted by the mix of client contracts, where we deliver the CX solutions and technology, additional lead time for programs to be fully scalable and transition and initial set-up costs. Our cost of revenue as a percentage of revenue has also fluctuated in the past, based primarily on our ability to achieve economies of scale, the management of our operating expenses, and the timing and costs incurred related to our acquisitions and investments.

In fiscal years 2022 and 2021, approximately 78% and 84%, respectively, of our consolidated revenue was generated from our non-U.S. operations, and approximately 68% and 62%, respectively, of our consolidated revenue was priced in U.S. dollars and we expect this to continue. As a result, we have certain client contracts that are priced in non-U.S. dollar currencies for which a substantial portion of the costs to deliver the services are in other currencies. Accordingly, our revenue may be earned in currencies that are different from the currencies in which we incur corresponding expenses. Fluctuations in the value of currencies, such as the Philippine peso, the Indian rupee, and the Canadian dollar, against the U.S. dollar or other currencies in which we bill our clients, and inflation in the local economies in which these delivery centers are located, can impact the operating and labor costs in these delivery centers, which can result in reduced profitability. As a result, our revenue growth, costs and profitability have been impacted, and we expect will continue to be impacted, by fluctuations in foreign currency exchange rates and inflation.

Margins

Our gross margins fluctuate and can be impacted by the mix of client contracts, services provided, shifts in the geography from which our CX services are delivered, client volume trends, and the amount of lead time that is required for programs to become fully scaled and transition and set-up costs. Our operating margin fluctuates based on changes in gross margins as well as overall volume levels, as we are able to gain scale efficiencies in our selling, general and administrative costs in periods of larger volume.

Economic and Industry Trends

The CX solutions industry in which we operate is competitive, including on the basis of pricing terms, delivery capabilities and quality of services. Further, there can be competitive pressure for labor in various markets, which could result in increased labor costs. Accordingly, we could be subject to pricing and labor cost pressures and may experience a decrease in revenue and operating income. Our business operates in over 40 countries across 6 continents. We have significant concentrations in the Philippines, India, the United States, the United Kingdom, Canada, throughout Europe, China and Japan. Accordingly, we would be impacted by economic strength or weakness in these geographies and by the strengthening or weakening of local currencies relative to the U.S. dollar.

Seasonality

Our revenue and margins fluctuate with the underlying trends in our clients' businesses and trends in the level of consumer activity. As a result, our revenue and margins are typically higher in the fourth fiscal quarter of the year than in any other quarter.

Critical Accounting Policies and Estimates

The discussion and analysis of our consolidated financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States ("GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we review and evaluate our estimates and assumptions. Our estimates are based on our historical experience and a variety of other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgment about the carrying values of assets and liabilities that are not readily available from other sources. Actual results could differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies involve the more significant judgments, estimates and/or assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenue from our client contracts over time as the promised services are delivered to clients for an amount that reflects the consideration to which we are entitled in exchange for those services. We recognize revenue over time as the client simultaneously receives and consumes the benefits provided by us as we perform the services. We account for a contract with a client when it has written approval, the contract is committed, the rights of the parties, including payments terms, are identified, the contract has commercial substance and the consideration is probable of collection. Revenue is presented net of taxes collected from clients and remitted to government authorities. We generally invoice a client after the performance of services, or in accordance with the specific contractual provisions. Payments are due as per contract terms and do not contain a significant financing component. In most cases, our contracts consist of a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service).

Service contracts are most significantly based on a fixed unit-price per transaction or other objective measure of output. Revenue on unit-price transactions is recognized over time using an objective measure of output such as staffing hours or the number of transactions processed by service advisors. Certain contracts may be based on a fixed price. Revenue on fixed price contracts is recognized over time using an input measure or on a straight line basis over the term of the contract as the services are provided based on the nature of the contract.

Certain client contracts include additional payments from the client based upon the achievement of certain agreed-upon service levels and performance metrics. Certain contracts also provide for a reduction in consideration paid to the Company in the event that certain agreed-upon service levels or performance metrics are not achieved. Revenue based on such arrangements is accounted for as variable consideration when the likely amount of revenue to be recognized can be estimated to the extent that it is unlikely that a significant reversal will occur.

Business Combinations

We continually seek to augment organic growth with strategic acquisitions of businesses and assets that complement and expand our existing capabilities. Recent acquisitions have sought to enhance our capabilities and domain expertise in our key verticals, expand our geographic footprint, and further expand into higher value service offerings. We are also strategically focused on further increasing our scale to support our clients.

We allocate the fair value of purchase consideration to the assets acquired and liabilities assumed generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of the assets acquired and liabilities assumed is recorded as goodwill. The determination of the fair value of assets and liabilities may involve engaging independent third parties to perform an appraisal. When determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing intangible assets include, but are not limited to, expected future cash flows, which includes consideration of future growth rates and margins, attrition rates, and discount rates. Fair value estimates are based on the assumptions we believe a market participant would use in pricing the asset or liability. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

Goodwill

As of November 30, 2022, we had goodwill of $2,904.4 million recorded on our consolidated balance sheet. The Company tests goodwill for impairment annually at the reporting unit level in the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it may be impaired. For purposes of the goodwill impairment test, the Company can elect to perform a quantitative or qualitative analysis. If the qualitative analysis is elected, goodwill is tested for impairment at the reporting unit level by performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The factors that are considered in the qualitative analysis include: macroeconomic conditions; industry and market considerations; cost factors such as increases in labor, or other costs that would have a negative effect on earnings and cash flows; and other relevant entity-specific events and information.

If we elect to perform or are required to perform a quantitative analysis, then the reporting unit's carrying value is compared to its fair value. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value and the excess is recognized as an impairment loss. As part of our fiscal year 2022 assessment, we reconciled the fair value of our reporting unit to our market capitalization. The result of the analysis demonstrated that our reporting unit's fair value substantially exceeded its carrying value.

Based on our 2022 impairment assessment, we concluded that no impairment charges were necessary. We recorded no impairment charges related to goodwill during the fiscal years ended November 30, 2022 and 2021.

Other Intangible Assets

As of November 30, 2022, we had other intangible assets, net of amortization, of $985.6 million. This amount consists primarily of $919.9 million in client relationship intangible assets. As amortizable intangible assets, we evaluate the intangible assets for recoverability whenever events or circumstances indicate a possible inability to recover their carrying value (an indicator of impairment). If an impairment indicator is present, we perform a test of recoverability by comparing estimates of undiscounted future cash flows to the carrying values of the related assets. We recorded no impairment charges related to other intangible assets during the fiscal years ended November 30, 2022 and 2021.

Recently Issued Accounting Pronouncements

For a summary of recent accounting pronouncements and the anticipated effects on our consolidated financial statements, see Note 2—Summary of Significant Accounting Policies to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Results of Operations – Fiscal Years Ended November 30, 2022 and 2021

	Fiscal Years Ended November 30,	
	2022	**2021**
	(in thousands)	
Revenue	$ 6,324,473	$ 5,587,015
Cost of revenue	4,067,210	3,617,527
Gross profit	2,257,263	1,969,488
Selling, general and administrative expenses	1,617,071	1,397,091
Operating income	640,192	572,397
Interest expense and finance charges, net	70,076	23,046
Other expense (income), net	(34,887)	(6,345)
Income before income taxes	605,003	555,696
Provision for income taxes	169,363	150,119
Net income before non-controlling interest	435,640	405,577
Less: Net income attributable to non-controlling interest	591	—
Net income attributable to Concentrix Corporation	$ 435,049	$ 405,577

Revenue

	Fiscal Years Ended November 30,		Percent Change
	2022	**2021**	**2022 to 2021**
	(in thousands)		
Industry vertical:			
Technology and consumer electronics	$ 1,980,666	$ 1,759,203	12.6 %
Retail, travel and ecommerce	1,184,086	985,550	20.1 %
Communications and media	1,076,289	1,005,283	7.1 %
Banking, financial services and insurance	967,810	862,033	12.3 %
Healthcare	608,169	489,855	24.2 %
Other	507,453	485,091	4.6 %
Total	$ 6,324,473	$ 5,587,015	13.2 %

We generate revenue by delivering our CX solutions and technology to our clients categorized in the above primary industry verticals. Our solutions focus on customer engagement, process optimization, and back-office automation.

Our revenue increased 13.2% in fiscal year 2022, including revenue from acquired operations of $512.9 million, or an increase of 9.2%, compared to fiscal year 2021. The increase in revenue from acquired operations combined with higher volumes across most verticals caused the majority of the increase in our revenue compared to the prior year. These increases were partially offset by a decrease in revenue related to divested businesses of $37.9 million, or 0.7%, and an unfavorable translation effect of foreign currencies of $195.2 million, or 3.5%. The unfavorable foreign currency translation effect on revenue was primarily due to the weakening of the euro, Japanese yen, British pound, and Australian dollar against the U.S. dollar.

Revenue in our technology and consumer electronics vertical increased over the prior year as a result of increases in volumes from several social media and internet-related service clients, increases in volumes from a broad-based group of hardware and software clients and increases due to contributions from acquired operations. Revenue in our retail, travel and ecommerce vertical increased over the prior year primarily due to contributions from acquired operations and increased volumes from a majority of our retail and ecommerce and travel and tourism clients. Revenue in our communications and media vertical increased over the prior year primarily due to contributions from acquired operations. Revenue from clients in the banking, financial services and insurance vertical increased over the prior year due to increased volumes from several banking and financial services clients partially offset by a decrease in volumes related to several of our insurance clients, which primarily resulted from the divestiture of our insurance third-party administration operations and software platform, Concentrix Insurance Solutions ("CIS"). Revenue in our healthcare vertical increased over the prior year due to contributions from acquired operations and increased volumes from a majority of our health insurance clients. Revenue in our other vertical increased over the prior year primarily due to contributions from acquired operations partially offset by a decrease in revenue from government clients.

Cost of Revenue, Gross Profit and Gross Margin Percentage

	Fiscal Years Ended November 30,		Percent Change
	2022	2021	2022 to 2021
	($ in thousands)		
Cost of revenue	$ 4,067,210	$ 3,617,527	12.4 %
Gross profit	$ 2,257,263	$ 1,969,488	14.6 %
Gross margin %	35.7 %	35.3 %	

Cost of revenue consists primarily of personnel costs. Gross margins can be impacted by resource location, client mix and pricing, additional lead time for programs to be fully scalable, and transition and initial set-up costs.

Our cost of revenue increased by 12.4% in fiscal year 2022, compared to fiscal year 2021, primarily due to the increase in our revenue and personnel costs related to staff supporting our acquired operations. These increases were partially offset by a $193.5 million, or 5.3%, reduction in the cost of revenue due to foreign currency translation. The foreign currency impacts on our cost of revenue were caused primarily by the weakening of the euro, Philippine peso, Japanese yen and Indian rupee against the U.S. dollar.

Our gross profit increased by 14.6% in fiscal year 2022, compared to fiscal year 2021, primarily due to the increase in revenue and contributions from acquired operations, partially offset by a $1.7 million reduction in gross profit due to net unfavorable foreign currency translation. Our gross margin percentage increased from 35.3% in fiscal year 2021 to 35.7% in fiscal year 2022 and was affected by the mix of geographies where our services were delivered.

Selling, General and Administrative Expenses

	Fiscal Years Ended November 30,		Percent Change
	2022	2021	2022 to 2021
	($ in thousands)		
Selling, general and administrative expenses	$ 1,617,071	$ 1,397,091	15.7 %
Percentage of revenue	25.6 %	25.0 %	

Our selling, general and administrative expenses consist primarily of support personnel costs such as salaries, commissions, bonuses, employee benefits and share-based compensation costs. Selling, general and administrative expenses also include the cost of our global delivery facilities, utility expenses, hardware and software costs related to our technology infrastructure, legal and professional fees, depreciation on our technology and facility equipment, amortization of intangible assets resulting from acquisitions, marketing expenses and acquisition-related and integration expenses.

Our selling, general and administrative expenses increased by 15.7% in fiscal year 2022, compared to fiscal year 2021, primarily due to incremental expenses associated with acquired operations, increases in expenses to support our revenue growth, an increase in amortization expense of $25.8 million primarily associated with the intangible assets recognized in the acquisitions of PK and ServiceSource, an increase in acquisition-related and integration expenses of $33.0 million related to the previously described acquisitions and an increase in share-based compensation expense of $10.7 million. These increases were partially offset by a $53.4 million reduction in selling, general and administrative expenses due to foreign currency translation. As a percentage of revenue, selling, general and administrative expenses increased from 25.0% for fiscal year 2021 to 25.6% for fiscal year 2022 due to the net effect of the changes described.

Operating Income

	Fiscal Years Ended November 30,		Percent Change
	2022	2021	2022 to 2021
	($ in thousands)		
Operating income	$ 640,192	$ 572,397	11.8 %
Operating margin	10.1 %	10.2 %	

Our operating income increased during fiscal year 2022, compared to fiscal year 2021, primarily due to the increase in gross profit partially offset by the increase in selling, general and administrative expenses.

Our operating margin decreased during fiscal year 2022, compared to fiscal year 2021, due to the increase in gross margin percentage more than offset by the increase in selling, general and administrative expenses as a percentage of revenue.

Interest Expense and Finance Charges, Net

	Fiscal Years Ended November 30,		Percent Change
	2022	2021	2022 to 2021
	($ in thousands)		
Interest expense and finance charges, net	$ 70,076	$ 23,046	204.1 %
Percentage of revenue	1.1 %	0.4 %	

Amounts recorded in interest expense and finance charges, net consist primarily of interest on our term loan borrowings under our senior secured credit facility (the "Credit Facility") and interest on borrowings under our accounts receivable securitization facility (the "Securitization Facility").

The increase in interest expense during fiscal year 2022, compared to fiscal year 2021, was due to the increase in borrowings and an increased interest rate on our term loan borrowings under our Credit Facility and increased borrowings and an increased interest rate on borrowings under our Securitization Facility. The increase in borrowings primarily resulted from borrowings incurred for the acquisitions of PK and ServiceSource in fiscal year 2022.

Other Expense (Income), Net

	Fiscal Years Ended November 30,		Percent Change
	2022	2021	2022 to 2021
	($ in thousands)		
Other expense (income), net	$ (34,887)	$ (6,345)	449.8 %
Percentage of revenue	(0.6)%	(0.1)%	

Amounts recorded as other expense (income), net include foreign currency transaction gains and losses other than cash flow hedges, investment gains and losses, the non-service component of pension costs, and other non-operating gains and losses.

Other expense (income), net in fiscal year 2022 was $34.9 million of income compared to $6.3 million of income in fiscal year 2021. The change in other expense (income), net was primarily due to favorable foreign currency transaction changes compared to the prior year.

Provision for Income Taxes

	Fiscal Years Ended November 30,		Percent Change
	2022	2021	2022 to 2021
	($ in thousands)		
Provision for income taxes	$ 169,363	$ 150,119	12.8 %
Percentage of income before income taxes	28.0 %	27.0 %	

Our provision for income taxes consists of our current and deferred tax expense resulting from our income earned in domestic and international jurisdictions.

Our provision for income taxes increased for fiscal year 2022, compared to fiscal year 2021, due to the change in mix of income earned in different tax jurisdictions between fiscal years. This change in mix of income led to an increase in the U.S. minimum tax related to foreign earnings in fiscal year 2022 in comparison to fiscal year 2021. The increase was partially offset by an additional income tax expense of $13.0 million in fiscal year 2021 related to the divestiture of CIS.

The effective tax rate for fiscal year 2022 increased compared to the effective tax rate for the fiscal year 2021 due to the change in mix of income earned in different tax jurisdictions between fiscal years. A decrease in U.S. taxable income led to an increase in the U.S. minimum tax related to foreign earnings as a percentage of income before taxes.

See Note 14—Income Taxes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details.

Certain Non-GAAP Financial Information

In addition to disclosing financial results that are determined in accordance with GAAP, we also disclose certain non-GAAP financial information, including:

- Revenue in constant currency, which is revenue adjusted for the translation effect of foreign currencies so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Revenue in constant currency is calculated by translating the revenue of each fiscal year in the billing currency to U.S. dollars using the comparable prior year's currency conversion rate. Generally, when the U.S. dollar either strengthens or weakens against other currencies, our revenue growth at constant currency rates or adjusting for currency will be higher or lower than our revenue growth reported at actual exchange rates.

- Revenue in adjusted constant currency, which is constant currency revenue excluding revenue from acquired operations in the current period for the twelve months following an acquisition and excluding revenue from divested operations in the comparative period for the twelve months preceding a divestiture. Revenue in adjusted constant currency presents organic constant currency revenue growth for the business, without the impact of acquisitions and divestitures, thereby facilitating period-to-period comparisons of our business performance.

- Non-GAAP operating income, which is operating income, adjusted to exclude acquisition-related and integration expenses, including related restructuring costs, amortization of intangible assets, share-based compensation and gain on divestitures and related transaction costs.

- Non-GAAP operating margin, which is non-GAAP operating income, as defined above, divided by revenue.

- Adjusted earnings before interest, taxes, depreciation, and amortization, or adjusted EBITDA, which is non-GAAP operating income, as defined above, plus depreciation.

- Adjusted EBITDA margin, which is adjusted EBITDA, as defined above, divided by revenue.

- Non-GAAP net income, which is net income excluding the tax effected impact of acquisition-related and integration expenses, including related restructuring costs, amortization of intangible assets, share-based compensation and gain on divestitures and related transaction costs.

- Free cash flow, which is cash flows from operating activities less capital expenditures. We believe that free cash flow is a meaningful measure of cash flows since capital expenditures are a necessary component of ongoing operations. However, free cash flow has limitations because it does not represent the residual cash flow available for discretionary expenditures. For example, free cash flow does not incorporate payments for business acquisitions.

- Non-GAAP diluted earnings per common share ("EPS"), which is diluted EPS excluding the per share, tax effected impact of acquisition-related and integration expenses, including related restructuring costs, amortization of intangible assets, share-based compensation and gain on divestitures and related transaction costs.

We believe that providing this additional information is useful to the reader to better assess and understand our base operating performance, especially when comparing results with previous periods and for planning and forecasting in future periods, primarily because management typically monitors the business adjusted for these items in addition to GAAP results. Management also uses these non-GAAP measures to establish operational goals and, in some cases, for measuring performance for compensation purposes. These non-GAAP financial measures exclude amortization of intangible assets. Our acquisition activities have resulted in the recognition of intangible assets, which consist primarily of client relationships, technology and trade names. Finite-lived intangible assets are amortized over their estimated useful lives and are tested for impairment when events indicate that the carrying value may not be recoverable. The amortization of intangible assets is reflected in our statements of operations. Although intangible assets contribute to our revenue generation, the amortization of intangible assets does not directly relate to the services performed for our clients. Additionally, intangible asset amortization expense typically fluctuates based on the size and timing of our acquisition activity. Accordingly, we believe excluding the amortization of intangible assets, along with the other non-GAAP adjustments, which neither relate to the ordinary course of our business nor reflect our underlying business performance, enhances our and our investors' ability to compare our past financial performance with its current performance and to analyze underlying business performance and trends. Intangible asset amortization excluded from the related non-GAAP financial measure represents the entire amount recorded within our GAAP financial statements, and the revenue generated by the associated intangible assets has not been excluded from the related non-GAAP financial measure. Intangible asset amortization is excluded from the related non-GAAP financial measure because the amortization, unlike the related revenue, is not affected by operations of any particular period unless an intangible asset becomes impaired or the estimated useful life of an intangible asset is revised. These non-GAAP financial measures also exclude share-based compensation expense. Given the subjective assumptions and the variety of award types that companies can use when calculating share-based compensation expense, management believes this additional information allows investors to make additional comparisons between our operating results and those of our peers. As these non-GAAP financial measures are not calculated in accordance with GAAP, they may not necessarily be comparable to similarly titled measures employed by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for the comparable GAAP measures and should be used as a complement to, and in conjunction with, data presented in accordance with GAAP.

		Fiscal Years Ended November 30,		
		2022		2021
		($ in thousands except per share amounts)		
Revenue	$	6,324,473	$	5,587,015
Foreign currency translation		195,200		—
Revenue in constant currency	$	6,519,673	$	5,587,015
Effect of excluding revenue of acquired and divested businesses		(512,942)		(37,911)
Revenue in adjusted constant currency	$	6,006,731	$	5,549,104
Operating income	$	640,192	$	572,397
Acquisition-related and integration expenses		33,763		825
Amortization of intangibles		162,673		136,939
Share-based compensation		47,516		36,762
Gain on divestitures and related transaction costs		—		(13,197)
Non-GAAP operating income	$	884,144	$	733,726
Net income	$	435,049	$	405,577
Net income attributable to non-controlling interest		591		—
Interest expense and finance charges, net		70,076		23,046
Provision for income taxes		169,363		150,119
Other expense (income), net		(34,887)		(6,345)
Acquisition-related and integration expenses		33,763		825
Gain on divestitures and related transaction costs		—		(13,197)
Amortization of intangibles		162,673		136,939
Share-based compensation		47,516		36,762
Depreciation		146,864		140,236
Adjusted EBITDA	$	1,031,008	$	873,962
Operating margin		10.1 %		10.2 %
Non-GAAP operating margin		14.0 %		13.1 %
Adjusted EBITDA margin		16.3 %		15.6 %
Net income	$	435,049	$	405,577
Acquisition-related and integration expenses		33,763		825
Amortization of intangibles		162,673		136,939
Share-based compensation		47,516		36,762
Gain on divestitures and related transactions costs		—		(13,197)
Income taxes related to the above [1]		(61,959)		(32,291)
Non-GAAP net income	$	617,042	$	534,615

| | Fiscal Years Ended November 30, | |
	2022	**2021**
Diluted earnings per common share ("EPS")	$ 8.28	$ 7.70
Acquisition-related and integration expenses	0.64	0.02
Amortization of intangibles	3.10	2.60
Share-based compensation	0.90	0.70
Gain on divestitures and related transaction costs	—	(0.25)
Income taxes related to the above [1]	(1.17)	(0.62)
Non-GAAP Diluted EPS	$ 11.75	$ 10.15

[1] The tax effect of taxable and deductible non-GAAP adjustments was calculated using the tax deductible portion of the expenses and applying the entity specific, statutory tax rates applicable to each item during the respective fiscal years.

Client Concentration

In fiscal year 2022, no client accounted for more than 10% of our consolidated revenue. Our largest client accounted for 11.9% of our revenue in fiscal year 2021. The revenue that we recognized from this client was earned under multiple contracts and statements of work. No other client accounted for more than 10% of our revenue in 2021.

Liquidity and Capital Resources

Our primary uses of cash are working capital, capital expenditures to expand our delivery footprint and enhance our technology solutions, debt repayments and acquisitions, including our fiscal year 2022 acquisitions of PK and ServiceSource. Our financing needs for these uses of cash have been a combination of operating cash flows and third-party debt arrangements. Our working capital needs are primarily to finance accounts receivable. When our revenue is increasing, our net investment in working capital typically increases. Conversely, when revenue is decreasing, our net investment in working capital typically decreases. To increase our market share and better serve our clients, we may further expand our operations through investments or acquisitions. We expect that such expansion would require an initial investment in working capital, personnel, facilities, and operations. These investments or acquisitions would likely be funded primarily by our existing cash and cash equivalents, available liquidity, including capacity on our debt arrangements, or the issuance of securities.

In September 2021, considering our strong free cash flow, low leverage and adequate liquidity to support capital return to stockholders while maintaining flexibility to pursue acquisitions, the Company's board of directors authorized a share repurchase program. Under the share repurchase program, the board of directors authorized the Company to purchase up to $500 million of our common stock from time to time as market and business conditions warrant, including through open market purchases or Rule 10b5-1 trading plans. The repurchase program has no termination date and may be suspended or discontinued at any time. During the fiscal years ended November 30, 2022 and 2021, we purchased 841,979 and 138,455 shares, respectively, of our common stock under the program at an aggregate cost of approximately $120.8 million and $25.1 million, respectively. At November 30, 2022, approximately $354.1 million remained available for share repurchases under the existing authorization from the Company's board of directors.

During fiscal years 2022 and 2021, the Company has paid the following dividends per share approved by the Company's board of directors:

Announcement Date	Record Date	Per Share Dividend Amount	Payment Date
September 27, 2021	October 22, 2021	$0.25	November 2, 2021
January 18, 2022	January 28, 2022	$0.25	February 8, 2022
March 29, 2022	April 29, 2022	$0.25	May 10, 2022
June 27, 2022	July 29, 2022	$0.25	August 9, 2022
September 8, 2022	October 28, 2022	$0.275	November 8, 2022

On January 19, 2023, the Company announced a cash dividend of $0.275 per share to stockholders of record as of January 30, 2023, payable on February 10, 2023.

The board of directors expects that future cash dividends will be paid on a quarterly basis. However, any decision to pay future cash dividends will be subject to our board of directors' approval, and will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt agreements, industry practice, legal requirements, regulatory constraints, and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will continue to pay a dividend in the future.

Debt Arrangements

Credit Facility

On December 27, 2021, in connection with the closing of the acquisition of PK, we entered into an amended Credit Facility to (i) refinance the then-outstanding term loan (the "Prior Term Loan") with a new term loan, which was fully advanced, in the aggregate outstanding principal amount of $2,100 million (the "Term Loan"), (ii) increase the commitments under our revolving credit facility (the "Revolver") to $1,000 million, (iii) extend the maturity of the Credit Facility from November 30, 2025 to December 27, 2026, (iv) replace LIBOR with SOFR as the primary reference rate used to calculate interest on the loans under the Credit Facility, and (v) modify the commitment fee on the unused portion of the Revolver and the margins in excess of the reference rates at which the loans under the Credit Facility bear interest. The proceeds from the Term Loan and additional borrowings under the Securitization Facility were used to repay the outstanding principal amount of the Prior Term Loan and to finance the acquisition of PK, including the repayment of certain indebtedness of PK and the payment of fees and expenses in connection with the acquisition.

Borrowings under the Credit Facility bear interest, in the case of term or daily SOFR loans, at a per annum rate equal to the applicable SOFR rate (but not less than 0.0%), plus an adjustment of between 0.10% and 0.25% depending on the interest period of each SOFR loan, plus an applicable margin, which ranges from 1.25% to 2.00%, based on our consolidated leverage ratio. Borrowings under the Credit Facility that are base rate loans bear interest at a per annum rate equal to (i) the greatest of (a) the Federal Funds Rate in effect on such day plus ½ of 1.00%, (b) the rate of interest last publicly announced by Bank of America as its "prime rate" and (c) the term SOFR rate plus 1.00%, plus (ii) an applicable margin, which ranges from 0.25% to 1.00%, based on our consolidated leverage ratio. A commitment fee is payable on the unused portion of the Revolver that ranges from 22.5 to 30 basis points, based on our consolidated leverage ratio.

Beginning August 31, 2022, the outstanding principal of the Term Loan became payable in quarterly installments of $26.25 million, with the unpaid balance due in full on the maturity date. During the fiscal year ended November 30, 2022, we paid $225.0 million of the principal balance on the Term Loan, including $172.5 million of voluntary prepayments, without penalty.

We may request, subject to obtaining commitments from any participating lenders and certain other conditions, incremental commitments to increase the amount of the Revolver or the Term Loan available under the Credit Facility in an aggregate principal amount of up to $450 million, plus an additional amount, so long as after giving effect to the incurrence of such additional amount, our pro forma first lien leverage ratio (as defined in the Credit Facility) would not exceed 3.00 to 1.00.

Obligations under the Credit Facility are secured by substantially all of the assets of Concentrix Corporation and certain of its U.S. subsidiaries and are guaranteed by certain of its U.S. subsidiaries.

The Credit Facility contains various loan covenants that restrict the ability of Concentrix and its subsidiaries to take certain actions, including incurrence of indebtedness, creation of liens, mergers or consolidations, dispositions of assets, repurchase or redemption of capital stock, making certain investments, entering into certain transactions with affiliates or changing the nature of our business. In addition, the Credit Facility contains financial covenants that require us to maintain at the end of each fiscal quarter, (i) a consolidated leverage ratio (as defined in the Credit Facility) not to exceed 3.75 to 1.0 and (ii) a consolidated interest coverage ratio (as defined in the Credit Facility) equal to or greater than 3.00 to 1.0. The Credit Facility also contains various customary events of default, including payment defaults, defaults under certain other indebtedness, and a change of control of Concentrix.

Prior to it being amended in December 2021, we initially entered into our senior secured credit facility on October 16, 2020, to provide for the extension of revolving loans of up to $600 million and term loan borrowings of up to $900 million. On November 30, 2020, in connection with the spin-off, we incurred the full $900 million of term loan borrowings under the Credit Facility and $250 million of borrowings under the Securitization Facility. Substantially all of the proceeds from such borrowings, net of debt issuance costs, were transferred to TD SYNNEX on November 30, 2020 to eliminate debt owed by the Company to TD SYNNEX and in exchange for the contribution of certain Concentrix trademarks from TD SYNNEX to the Company.

Beginning May 31, 2021, the outstanding principal of the Prior Term Loan was payable in quarterly installments of $11.25 million, with the unpaid balance due in full on the maturity date. During the fiscal year ended November 30, 2021, we paid $200.0 million of the principal balance on the Prior Term Loan, including $166.25 million of voluntary prepayments, without penalty.

We had no outstanding borrowings on the Revolver as of November 30, 2022 and 2021.

Securitization Facility

On July 6, 2022, we entered into an amendment to our Securitization Facility, which was initially entered into on October 30, 2020, to (i) increase the commitment of the lenders to provide available borrowings from up to $350 million to up to $500 million, (ii) extend the termination date of the Securitization Facility from October 28, 2022 to July 5, 2024, and (iii) replace LIBOR with SOFR as one of the reference rates used to calculate interest on borrowings under the Securitization Facility. In addition, the interest rate margins were amended, such that borrowings under the Securitization Facility that are funded through the issuance of commercial paper bear interest at the applicable commercial paper rate plus a spread of 0.70% and, otherwise, at a per annum rate equal to the applicable SOFR rate (which includes a SOFR related adjustment of 0.10%), plus a spread of 0.80%.

Under the Securitization Facility, Concentrix and certain of its U.S. based subsidiaries (the "Originators") sell or otherwise transfer all of their accounts receivable to a special purpose bankruptcy-remote subsidiary of Concentrix that grants a security interest in the receivables to the lenders in exchange for available borrowings of up to $500 million. Borrowing availability under the Securitization Facility may be limited by our accounts receivable balances, changes in the credit ratings of our clients comprising the receivables, client concentration levels in the receivables, and certain characteristics of the accounts receivable being transferred (including factors tracking performance of the accounts receivable over time).

The Securitization Facility contains various affirmative and negative covenants, including a consolidated leverage ratio covenant that is consistent with the Credit Facility and customary events of default, including payment defaults, defaults under certain other indebtedness, a change in control of Concentrix, and certain events negatively affecting the overall credit quality of the transferred accounts receivable.

On November 30, 2020, in connection with the spin-off, we incurred $250 million of borrowings under the Securitization Facility. Substantially all of the proceeds from such borrowings were transferred to TD SYNNEX on November 30, 2020 to eliminate debt owed by Concentrix to TD SYNNEX and in exchange for the contribution of certain Concentrix trademarks from TD SYNNEX to Concentrix.

As of November 30, 2022, we were in compliance with the debt covenants related to our debt arrangements.

Cash Flows – Fiscal Years Ended November 30, 2022 and 2021

The following summarizes our cash flows for the fiscal years ended November 30, 2022 and 2021, as reported in our consolidated statement of cash flows in the accompanying consolidated financial statements.

	Fiscal Years Ended November 30,	
	2022	2021
	($ in thousands)	
Net cash provided by operating activities	$ 600,720	$ 514,178
Net cash used in investing activities	(1,839,279)	(78,650)
Net cash provided by (used in) financing activities	1,237,534	(401,871)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(24,522)	(6,998)
Net increase (decrease) in cash, cash equivalents and restricted cash	$ (25,547)	$ 26,659
Cash, cash equivalents and restricted cash at beginning of year	183,010	156,351
Cash, cash equivalents and restricted cash at end of year	$ 157,463	$ 183,010

Operating Activities

Net cash provided by operating activities was $600.7 million for fiscal year 2022 in comparison to $514.2 million for fiscal year 2021. The increase in net cash provided by operating activities over the prior year was primarily related to the increase in net income and changes in working capital and operating assets and liabilities.

Investing Activities

Net cash used in investing activities for fiscal year 2022 was $1,839.3 million in comparison to $78.7 million in fiscal year 2021. The increase in net cash used in investing activities over the prior year primarily related to aggregate cash paid in connection with our acquisitions of PK and ServiceSource of approximately $1.7 billion.

Financing Activities

Net cash provided by financing activities in fiscal year 2022 was $1,237.5 million, consisting primarily of net proceeds of $1,400.0 million from the refinancing of the Prior Term Loan with the Term Loan under our Credit Facility and net proceeds of $251.5 million from borrowings under our Securitization Facility. The increases were offset primarily by payments of $225.0 million made on the Term Loan, repurchases of our common stock of $133.3 million, including repurchases under our share repurchase program and shares withheld upon the vesting of share-based awards to satisfy tax withholding obligations, and dividends paid of $53.4 million.

Net cash used in financing activities in fiscal year 2021 was $401.9 million, consisting primarily of principal payments of $200.0 million on borrowings under our Credit Facility, net payments of $145.0 million on borrowings under our Securitization Facility, repurchases of our common stock of $57.5 million, including repurchases under our share repurchase program and shares withheld upon the vesting of share-based awards to satisfy tax withholding obligations, and dividends paid of $13.1 million.

We believe our current cash balances and credit availability are enough to support our operating activities for at least the next twelve months.

Free Cash Flow (a non-GAAP measure)

	Fiscal Years Ended November 30,			
	2022		2021	
	($ in thousands)			
Net cash provided by operating activities	$	600,720	$	514,178
Purchases of property and equipment		(140,018)		(149,079)
Free cash flow (a non-GAAP measure)	$	460,702	$	365,099

Our free cash flow was $460.7 million in fiscal year 2022, compared to $365.1 million in fiscal year 2021. The increase in free cash flow in fiscal year 2022 over the prior year primarily reflects increased net cash provided by operating activities as a result of the increase in net income and a decrease in capital expenditures.

Capital Resources

As of November 30, 2022, we had total liquidity of $1,288.9 million, which includes undrawn Revolver capacity of $1,000 million under our Credit Facility, undrawn capacity of $143.5 million under our Securitization Facility, and cash and cash equivalents.

Our cash and cash equivalents totaled $145.4 million and $182.0 million as of November 30, 2022 and 2021, respectively. Of our total cash and cash equivalents, 97% and 87% were held by our non-U.S. legal entities as of November 30, 2022 and 2021, respectively. The cash and cash equivalents held by our non-U.S. legal entities are no longer subject to U.S. federal tax on repatriation into the United States; repatriation of some non-U.S. balances is restricted by local laws. Historically, we have fully utilized and reinvested all non-U.S. cash to fund our international operations and expansion; however, the Company has recorded deferred tax liabilities related to non-U.S. withholding taxes on the earnings of certain previously acquired non-U.S. entities that are likely to be repatriated in the future. If in the future our intentions change, and we repatriate the cash back to the United States, we will report in our consolidated financial statements the impact of the state and withholding taxes depending upon the planned timing and manner of such repatriation. Presently, we believe we have sufficient resources, cash flow and liquidity within the United States to fund current and expected future working capital, investment and other general corporate funding requirements.

We believe that our available cash and cash equivalents balances, the cash flows expected to be generated from operations, and our sources of liquidity will be sufficient to satisfy our current and planned working capital and investment needs for the next twelve months. We also believe that our longer-term working capital, planned capital expenditures and other general corporate funding requirements will be satisfied through cash flows from operations and, to the extent necessary, from our borrowing facilities and future financial market activities.

Material Cash Requirements, including Contractual Obligations to Third Parties

The following table summarizes our material cash requirements from known contractual or other obligations as of November 30, 2022 that are not disclosed elsewhere in this Annual Report on Form 10-K:

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	>5 Years
	(in thousands)				
Certain Contractual Obligations:					
Interest on financing agreements (a)	$ 446,417	$ 123,733	$ 218,693	$ 103,991	$ —
Defined benefit plan funding (b)	77,198	—	9,811	13,237	54,150

(a) Cash obligations for required interest payments on our variable-rate debt obligations at the current rates as of November 30, 2022.

(b) Includes projected contributions to achieve minimum funding objectives for our cash balance pension plan.

As of November 30, 2022, we have established a reserve of $78.5 million for unrecognized tax benefits. As we are unable to reasonably predict the timing of settlement related to these unrecognized tax benefits, the table above excludes such liabilities.

We currently expect our 2023 capital expenditures to be approximately $140 million to $160 million, which includes investments to support our growth and maintenance capital expenditures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are and will be exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from changes in market rates and prices. Our risk management strategy includes managing these risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We utilize derivative financial instruments to hedge economic exposures, as well as reduce earnings and cash flow volatility resulting from shifts in market rates. In using derivative financial instruments to hedge our exposures to changes in exchange rates, we expose ourselves to counterparty credit risk. We manage our exposure to counterparty credit risk by entering into derivative financial instruments with investment grade-rated institutions that can be expected to perform fully under the terms of the agreements and by diversifying the financial institutions with which we enter into such agreements. There can be no guarantee that the risk management activities that we have entered into will be sufficient to fully offset market risk or reduce earnings and cash flow volatility resulting from shifts in market rates. See Note 7 of the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional discussion of our financial risk management.

Foreign Currency Risk

While approximately 68% of our revenue is priced in U.S. dollars, we recognize a substantial amount of revenue under contracts that are denominated in euros, British pounds, Australian dollars and Japanese yen, among other currencies. A significant increase in the value of the U.S. dollar relative to these currencies may have a material adverse effect on the value of those services when translated into U.S. dollars.

We serve many of our U.S.-based, European and British clients from our CX delivery centers located around the world. As a result, a substantial portion of the costs to deliver these services are denominated in the local currency of the country where the services are performed. This creates foreign exchange exposure for us. As of November 30, 2022, we have hedged a portion of our exposure related to the anticipated cash flow requirements denominated in certain foreign currencies by entering into hedging contracts with institutions to acquire a total of PHP 37,780.0 million at a fixed price of $687.2 million at various dates through November 2024; and INR 24,810.0 million at a fixed price of $303.2 million at various dates through November 2024. The fair value of these derivative instruments as of November 30, 2022 is presented in Note 8 of the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The potential loss in fair value at November 30, 2022 for such contracts resulting from a hypothetical 10% adverse change in the underlying foreign currency exchange rates is approximately $96.4 million. This loss would be substantially mitigated by corresponding gains on the underlying foreign currency exposures.

Other foreign currency exposures arise from transactions denominated in a currency other than the functional currency. We periodically enter into hedging contracts that are not denominated as hedges. The purpose of these derivative instruments is to mitigate the risk of foreign currency exposure related to receivables, payables and intercompany transactions that are denominated in currencies that are different from the functional currencies of our respective legal entities that are party to the transactions. As of November 30, 2022, the fair value of these derivatives not designated as hedges was a net receivable of $7.9 million.

Interest Rate Risk

At November 30, 2022, all of our outstanding debt under our Credit Facility and our Securitization Facility is variable rate debt, which exposes the Company to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a one hundred basis point increase in interest rates on our variable-rate debt would cause an estimated increase in interest expense of approximately $22.3 million per year.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ours are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our evaluation of internal control over financial reporting did not include internal controls of PK and ServiceSource, which we acquired during the first quarter and third quarter of fiscal year 2022, respectively. These fiscal year 2022 acquisitions represented 27.9% of our total assets (of which 24.4% represented goodwill and intangible assets included within the scope of the assessment) and 8.1% of our total revenue as of and for the fiscal year ended November 30, 2022. We have included the financial results of the acquired operations in the consolidated financial statements from the date of acquisition. Based on this assessment, our management has concluded that, as of November 30, 2022, our internal control over financial reporting was effective at the reasonable assurance level based on those criteria.

The effectiveness of our internal control over financial reporting as of November 30, 2022 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears beginning on the following page of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Concentrix Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Concentrix Corporation and subsidiaries (the Company) as of November 30, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended November 30, 2022, and the related notes and financial statement Schedule II - Valuation and Qualifying Accounts (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of November 30, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired PK and ServiceSource during the year-ended November 30, 2022, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of November 30, 2022, PK and ServiceSource's internal control over financial reporting associated with total assets of 27.9% (of which 24.4% represented goodwill and intangible assets included within the scope of the assessment) and total revenue of 8.1% included in the consolidated financial statements of the Company as of and for the year ended November 30, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of PK and ServiceSource.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Fair value of acquired intangible assets
As discussed in Note 3 to the consolidated financial statements, on December 27, 2021, the Company acquired PK in a transaction accounted for as a business combination. As a result of the transaction, the Company recognized an acquired customer relationships intangible asset associated with the generation of future income from PK's existing customers. The acquisition-date fair value of the customer relationships intangible asset was $398,600.

We identified the evaluation of the acquisition-date fair value of the customer relationships intangible asset as a critical audit matter. Specifically, a high degree of subjective auditor judgment was required to evaluate the revenue growth rate and margin assumptions within the discounted cash flows model used to estimate the acquisition-date fair value of the customer relationships intangible asset. There was limited observable market information related to the revenue growth rate and margin assumptions and the estimated acquisition-date fair value of the customer relationships intangible asset was sensitive to minor changes in these assumptions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's acquisition-date valuation process, including controls over the revenue growth rate and margin assumptions noted above. We evaluated the forecasted revenue growth rates and margins by comparing them to the historical revenue growth rates and margins of PK. We evaluated the relevance and reliability of the historical revenue growth rates and margins by understanding the source of the information, how the information was obtained and making inquiries with Company management. We compared the Company's forecast of PK's fiscal year 2022 revenue growth and margin to PK's actual revenue growth and margin for the year to assess the Company's ability to accurately forecast. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the revenue growth rates and margins used by the Company by comparing the assumptions to those of market participants.

Sufficiency of audit evidence over revenue
As discussed in Notes 2 and 10 to the consolidated financial statements, and presented in the consolidated statement of operations, the Company reported revenue of $6,324,473 for the fiscal year ended November 30, 2022. Revenue is generated primarily from the provision of Customer Experience solutions and technology to its clients. The Company recognizes revenue from contracts, and accounts for a contract with a client, when it has written approval, the contract is committed, the rights of the parties, including payment terms, are identified, the contract has commercial substance, and consideration is probable of collection. The Company operates in over 40 countries across six continents, with significant concentrations in the Philippines, India, the United States, the United Kingdom, throughout Europe, China, and Japan.

We identified the evaluation of the sufficiency of audit evidence over revenue as a critical audit matter. Evaluating the sufficiency of audit evidence obtained required especially subjective auditor judgment because of the geographical dispersion of the Company's revenue generating activities. This included determining the locations for which procedures were performed and evaluating the evidence obtained over revenue.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over revenue, including the determination of the locations at which those procedures were performed. For each location for which procedures were performed, we evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue process, including controls related to the appropriate recording of revenue. For a sample of transactions, we compared the amounts recognized as revenue for consistency with relevant underlying documentation, including contracts and other third-party evidence. We evaluated the sufficiency of the audit evidence obtained over revenue by assessing the results of the procedures performed, including the appropriateness of the nature and extent of such evidence.

/s/ KPMG LLP

We have served as the Company's auditor since 2019.

Cincinnati, Ohio
January 27, 2023

CONCENTRIX CORPORATION
CONSOLIDATED BALANCE SHEETS
(currency and share amounts in thousands, except par value)

	November 30, 2022	November 30, 2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 145,382	$ 182,038
Accounts receivable, net	1,390,474	1,207,953
Other current assets	218,476	153,074
Total current assets	1,754,332	1,543,065
Property and equipment, net	403,829	407,144
Goodwill	2,904,402	1,813,502
Intangible assets, net	985,572	655,528
Deferred tax assets	48,541	48,413
Other assets	573,092	578,715
Total assets	$ 6,669,768	$ 5,046,367
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 161,190	$ 129,359
Current portion of long-term debt	—	—
Accrued compensation and benefits	506,966	453,434
Other accrued liabilities	395,304	351,642
Income taxes payable	68,663	33,779
Total current liabilities	1,132,123	968,214
Long-term debt, net	2,224,288	802,017
Other long-term liabilities	511,995	546,410
Deferred tax liabilities	105,458	109,471
Total liabilities	3,973,864	2,426,112
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 10,000 shares authorized and no shares issued and outstanding as of November 30, 2022 and 2021, respectively	—	—
Common stock, $0.0001 par value, 250,000 shares authorized; 52,367 and 51,927 shares issued as of November 30, 2022 and 2021, respectively, and 51,096 and 51,594 shares outstanding as of November 30, 2022 and 2021, respectively	5	5
Additional paid-in capital	2,428,313	2,355,767
Treasury stock, 1,271 and 333 shares as of November 30, 2022 and 2021, respectively	(190,779)	(57,486)
Retained earnings	774,114	392,495
Accumulated other comprehensive loss	(315,749)	(70,526)
Total stockholders' equity	2,695,904	2,620,255
Total liabilities and stockholders' equity	$ 6,669,768	$ 5,046,367

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(currency and share amounts in thousands, except per share amounts)

		Fiscal Years Ended November 30,				
		2022		2021		2020
Revenue	$	6,324,473	$	5,587,015	$	4,719,534
Cost of revenue		4,067,210		3,617,527		3,058,009
Gross profit		2,257,263		1,969,488		1,661,525
Selling, general and administrative expenses		1,617,071		1,397,091		1,352,764
Operating income		640,192		572,397		308,761
Interest expense and finance charges, net		70,076		23,046		48,313
Other expense (income), net		(34,887)		(6,345)		(7,447)
Income before income taxes		605,003		555,696		267,895
Provision for income taxes		169,363		150,119		103,084
Net income before non-controlling interest		435,640		405,577		164,811
Less: Net income attributable to non-controlling interest		591		—		—
Net income attributable to Concentrix Corporation	$	435,049	$	405,577	$	164,811
Earnings per common share:						
Basic	$	8.34	$	7.78	$	3.19
Diluted	$	8.28	$	7.70	$	3.19
Weighted-average common shares outstanding:						
Basic		51,353		51,355		51,602
Diluted		51,740		51,914		51,602

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(currency in thousands)

	Fiscal Years Ended November 30,					
		2022		2021		2020
Net income before non-controlling interest	$	435,640	$	405,577	$	164,811
Other comprehensive income (loss):						
Unrealized gains (losses) of defined benefit plans, net of taxes of $(4,329), $(2,761), and $3,749 for fiscal years ended November 30, 2022, 2021 and 2020, respectively		14,274		15,839		(8,644)
Unrealized gains (losses) on cash flow hedges during the period, net of taxes of $15,427, $2,709, and $(11,478) for fiscal years ended November 30, 2022, 2021 and 2020, respectively		(45,464)		(8,396)		34,508
Reclassification of net (gains) losses on cash flow hedges to net income, net of taxes of $(9,276), $7,498, and $7,581 for fiscal years ended November 30, 2022, 2021 and 2020, respectively		26,953		(22,246)		(22,792)
Total change in unrealized gains (losses) on cash flow hedges, net of taxes		(18,511)		(30,642)		11,716
Foreign currency translation adjustments, net of taxes of $0 for fiscal years ended November 30, 2022, 2021 and 2020, respectively		(240,986)		(51,909)		43,196
Other comprehensive income (loss)		(245,223)		(66,712)		46,268
Comprehensive income		190,417		338,865		211,079
Less: Comprehensive income attributable to non-controlling interest		591		—		—
Comprehensive income attributable to Concentrix Corporation	$	189,826	$	338,865	$	211,079

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(currency and share amounts in thousands)

		Concentrix Corporation Stockholders' Equity								
		Common Stock			Treasury stock					
	Redeemable non-controlling interest	Shares	Amount	Additional paid-in capital	Shares	Amount	Retained earnings	Former parent company investment	Accumulated other comprehensive income (loss)	Total
Balances, November 30, 2019	$ —	—	$ —	$ —	—	$ —	$ —	$ 1,519,923	$ (50,082)	$ 1,469,841
Share-based compensation	—	—	—	—	—	—	—	15,572	—	15,572
Capital contribution	—	—	—	—	—	—	—	594,320	—	594,320
Transfers from former parent	—	—	—	—	—	—	—	(5,950)	—	(5,950)
Other comprehensive income	—	—	—	—	—	—	—	—	46,268	46,268
Hypothetical current tax expense recorded for separate return basis presentation	—	—	—	—	—	—	—	17,223	—	17,223
Net income	—	—	—	—	—	—	—	164,811	—	164,811
Balances, November 30, 2020	—	—	—	—	—	—	—	2,305,899	(3,814)	2,302,085
Other comprehensive loss	—	—	—	—	—	—	—	—	(66,712)	(66,712)
Reclassification of net former parent investment in Concentrix	—	—	—	2,305,899	—	—	—	(2,305,899)	—	—
Issuance of common stock at separation and spin-off	—	51,135	5	(5)	—	—	—	—	—	—
Share-based compensation activity	—	459	—	49,873	—	—	—	—	—	49,873
Repurchase of common stock for tax withholdings on equity awards	—	—	—	—	195	(32,390)	—	—	—	(32,390)
Repurchase of common stock	—	—	—	—	138	(25,096)	—	—	—	(25,096)
Dividends	—	—	—	—	—	—	(13,082)	—	—	(13,082)
Net income	—	—	—	—	—	—	405,577	—	—	405,577
Balances, November 30, 2021	—	51,594	5	2,355,767	333	(57,486)	392,495	—	(70,526)	2,620,255
Other comprehensive loss	—	—	—	—	—	—	—	—	(245,223)	(245,223)
Equity awards issued as acquisition purchase consideration	—	—	—	15,725	—	—	—	—	—	15,725
Acquisition of non-controlling interest in subsidiary	2,000	—	—	—	—	—	—	—	—	—
Net income attributable to non-controlling interest	591	—	—	—	—	—	—	—	—	—
Purchase of non-controlling interest in subsidiary	(2,591)	—	—	91	—	—	—	—	—	91
Share-based compensation activity	—	773	—	56,730	—	—	—	—	—	56,730
Repurchase of common stock for tax withholdings on equity awards	—	—	—	—	96	(12,474)	—	—	—	(12,474)
Repurchase of common stock	—	—	—	—	842	(120,819)	—	—	—	(120,819)
Dividends	—	—	—	—	—	—	(53,430)	—	—	(53,430)
Net income	—	—	—	—	—	—	435,049	—	—	435,049
Balances, November 30, 2022	$ —	52,367	$ 5	$ 2,428,313	1,271	$ (190,779)	$ 774,114	$ —	$ (315,749)	$ 2,695,904

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(currency in thousands)

	Fiscal Years Ended November 30,		
	2022	2021	2020
Cash flows from operating activities:			
Net income before non-controlling interest	$ 435,640	$ 405,577	$ 164,811
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	146,864	140,236	129,283
Amortization	162,673	136,939	147,283
Non-cash share-based compensation	47,142	36,176	15,572
Provision for doubtful accounts	3,329	(202)	8,140
Deferred income taxes	(30,824)	(25,729)	(19,850)
Hypothetical current tax expense recorded for separate return basis presentation	—	—	17,223
Unrealized foreign exchange loss (gain)	374	(305)	5,647
Gain on divestitures and related transaction costs	—	(13,197)	—
Other	537	140	1,932
Changes in operating assets and liabilities:			
Accounts receivable, net	(53,129)	(139,104)	(124,093)
Payable to former parent	—	(22,825)	4,230
Accounts payable	14,626	(4,546)	36,557
Other operating assets and liabilities	(126,512)	1,018	120,879
Net cash provided by operating activities	600,720	514,178	507,614
Cash flows from investing activities:			
Repayments of loan to non-Concentrix subsidiary of former parent as part of its centralized treasury operations	—	—	67,676
Purchases of property and equipment	(140,018)	(149,079)	(171,332)
Acquisitions of business, net of cash and restricted cash acquired	(1,698,261)	(3,279)	(5,560)
Proceeds from divestitures, net of cash sold	—	73,708	—
Other investments	(1,000)	—	—
Net cash used in investing activities	(1,839,279)	(78,650)	(109,216)
Cash flows from financing activities:			
Proceeds from the Credit Facility - Term Loan	2,100,000	—	—
Repayments of the Credit Facility - Term Loan	(225,000)	—	—
Proceeds from the Credit Facility - Prior Term Loan	—	—	900,000
Repayments of the Credit Facility - Prior Term Loan	(700,000)	(200,000)	—
Proceeds from the Securitization Facility	1,831,000	1,316,000	250,000
Repayments of the Securitization Facility	(1,579,500)	(1,461,000)	—
Cash paid for debt issuance costs	(9,331)	—	(8,521)
Repayments of borrowings from former parent	—	—	(1,476,703)
Purchase of non-controlling interest in subsidiary	(2,500)	—	—
Proceeds from exercise of stock options	9,588	13,697	—
Repurchase of common stock for tax withholdings on equity awards	(12,474)	(32,390)	—
Repurchase of common stock	(120,819)	(25,096)	—
Dividends paid	(53,430)	(13,082)	—
Net cash provided by (used in) financing activities	1,237,534	(401,871)	(335,224)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(24,522)	(6,998)	9,663
Net increase (decrease) in cash, cash equivalents and restricted cash	(25,547)	26,659	72,837
Cash, cash equivalents and restricted cash at beginning of year	183,010	156,351	83,514
Cash, cash equivalents and restricted cash at end of year	$ 157,463	$ 183,010	$ 156,351
Supplemental disclosures of cash flow information:			
Interest paid on borrowings	$ 67,601	$ 20,775	$ —
Income taxes paid	$ 143,865	$ 159,826	$ 76,609
Non-cash capital contribution from former parent	$ —	$ —	$ 594,320
Supplemental disclosure of non-cash investing activities:			
Accrued costs for property and equipment purchases	$ 12,675	$ 16,251	$ 9,398

The accompanying notes are an integral part of these consolidated financial statements.

CONCENTRIX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(currency and share amounts in thousands, except per share amounts)

NOTE 1—BACKGROUND AND BASIS OF PRESENTATION:

Background

Concentrix Corporation ("Concentrix," the "CX business" or the "Company") is a leading global provider of Customer Experience ("CX") solutions and technology that help iconic and disruptive brands drive deep understanding, full lifecycle engagement, and differentiated experiences for their end-customers around the world. The Company provides end-to-end capabilities, including CX process optimization, technology innovation and design engineering, front- and back-office automation, analytics and business transformation services to clients in five primary industry verticals. The Company's primary verticals are technology and consumer electronics, retail, travel and e-commerce, communications and media, banking, financial services and insurance, and healthcare.

On December 1, 2020, Concentrix and the CX business were separated from SYNNEX Corporation, now known as TD SYNNEX Corporation ("TD SYNNEX" or the "former parent"), through a tax-free distribution of all of the issued and outstanding shares of the Company's common stock to TD SYNNEX stockholders (such separation and distribution, the "spin-off"). TD SYNNEX stockholders received one share of the Company's common stock for each share of TD SYNNEX common stock held as of the close of business on November 17, 2020. As a result of the spin-off, the Company became an independent public company and the Company's common stock commenced trading on the Nasdaq Stock Market ("Nasdaq") under the symbol "CNXC" on December 1, 2020.

In connection with the spin-off, on November 30, 2020, the Company entered into a separation and distribution agreement, an employee matters agreement, a tax matters agreement and a commercial agreement with TD SYNNEX to set forth the principal actions to be taken in connection with the spin-off and define the Company's ongoing relationship with TD SYNNEX after the spin-off.

Basis of presentation (including principles of consolidation)

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of the Company, its majority-owned subsidiaries and entities over which the Company has control. All intercompany balances and transactions have been eliminated in consolidation.

Prior to the spin-off on December 1, 2020

Prior to the spin-off, the CX business was held entirely within certain wholly-owned subsidiaries of TD SYNNEX dedicated to the CX business. As the separate legal entities that make up the CX business were not historically held by a single legal entity, the financial statements of the Company were prepared in connection with the expected separation and were derived from the TD SYNNEX consolidated financial statements and accounting records as if the Company had been operated on a stand-alone basis during the periods presented. Accordingly, for periods prior to December 1, 2020, the Company's financial statements are presented on a combined basis, and for the periods subsequent to December 1, 2020, they are presented on a consolidated basis (all periods hereinafter are referred to as "consolidated financial statements"). All direct revenue and expenses attributable to the CX business, including certain allocations of former parent costs and expenses, were separately maintained in a separate ledger in the legal entities that make up the CX business. As the separate legal entities that make up the CX business were not historically held by a single legal entity, former parent company investment was shown in lieu of stockholders' equity in the prior year periods. All significant intercompany balances and transactions between the legal entities that comprise the CX business were eliminated.

57

Management of the Company and former parent consider allocations of former parent costs to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, have reflected the expense the Company would have incurred as a stand-alone company for those periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and other strategic decisions.

Prior to the spin-off, certain Concentrix legal entities in the United States jointly and severally guaranteed certain of TD SYNNEX' borrowing arrangements and substantially all of the assets of these Concentrix legal entities secured TD SYNNEX' obligations under the borrowing arrangements. Historically, Concentrix received or provided funding for acquisitions or ongoing operations as part of TD SYNNEX' centralized treasury program. Accordingly, only cash amounts specifically recorded in the separate Concentrix ledger were reflected in the balance sheets. The Company reflected transfers of the cash from the former parent's cash management system as loans or other accounts payable to the former parent or a reduction of accounts or loans receivable in the prior year balance sheet based on the purpose for which the cash was provided by the former parent. Similarly, cash transfers to the former parent were reflected as reductions of loans or other accounts payable to the former parent or loans receivable from the former parent. The cash payments and receipts were recorded in the prior year statements of cash flows as operating or financing activities based on the nature of the transactions for which the funds were transferred between the Company and the former parent.

Prior to the spin-off, operations of Concentrix were included in the consolidated U.S. federal, and certain state and local income tax returns filed by TD SYNNEX, where applicable. Concentrix also filed certain separate state, local and foreign tax returns. Income tax expense and other income tax related information contained in the financial statements prior to the spin-off were presented on a separate return basis, which required the Company to estimate tax expense as if the Company filed a separate return apart from TD SYNNEX. The income taxes of Concentrix as presented in the financial statements for these periods may not be indicative of the income taxes that Concentrix has incurred following the spin-off or will incur in the future.

Risks and uncertainties related to the COVID-19 pandemic

At its height, the COVID-19 pandemic had a significant negative effect on the global economy, supply chains and labor force participation, and created significant volatility in financial markets. The Company successfully transitioned a significant portion of its workforce to a remote working environment throughout the second quarter of 2020 and implemented a number of safety and social distancing measures in the Company's sites to protect the health and safety of staff. During fiscal year 2022, almost all of the Company's workforce was productive, but the Company experienced the continued effects of the COVID-19 pandemic, as variants caused new waves of COVID-19 cases around the globe.

The extent of the future impact of the COVID-19 pandemic on the Company's operational and financial performance, including its ability to execute business strategies and initiatives in the expected time frame, will depend on future developments, including the duration, spread and severity of the pandemic, the evolution of the virus and the effects of mutations in its genetic code, country and state restrictions regarding virus containment, the availability and effectiveness of vaccines and treatment options, accessibility to the Company's delivery and operations locations, its continued utilization of remote work environments in response to future health and safety restrictions, the Company's clients' acceptance of remote work environments, and the effect on the Company's clients' businesses and the demand for their products and services, all of which are uncertain and cannot be predicted.

The Company is unable to predict how long the pandemic conditions will persist in regions in which the Company operates, if or when countries or localities may experience an increase in COVID-19 cases, what additional measures may be introduced by governments or the Company's clients in response to the pandemic generally or to an increase in COVID-19 cases in a particular country or locality, and the effect of any such additional measures on the Company's business. As a result, many of the estimates and assumptions used in preparation of these consolidated financial statements required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve with respect to the pandemic and the global recovery from the pandemic, the Company's estimates may materially change in future periods.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. The Company evaluates these estimates on a regular basis and bases them on historical experience and on various assumptions that the Company believes are reasonable. Actual results could differ from the estimates.

Segment reporting

Concentrix operations are based on an integrated global delivery model whereby services under a client contract in one location may be provided from delivery centers located in one or more different countries, with more than half of the Company's workforce located in the Philippines and India. Given the homogeneity of technology-infused CX services and the integrated delivery model, the Company operates in a single segment, based on how the chief operating decision maker ("CODM") views and evaluates the Company's operations in making operational and strategic decisions and assessments of financial performance. The Company's President and Chief Executive Officer has been identified as the CODM.

Cash equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity or remaining maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value. The Company is exposed to credit risk in the event of default by financial institutions to the extent that cash balances with financial institutions are in excess of amounts that are insured.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are comprised primarily of amounts owed to the Company by clients and are presented net of an allowance for doubtful accounts. The allowance for doubtful accounts is an estimate to cover the losses resulting from uncertainty regarding collections from customers to make payments for outstanding balances. In estimating the required allowance, the Company considers the overall quality and aging of the accounts receivable and credit evaluations of its clients' financial condition. The Company also evaluates the collectability of accounts receivable based on specific client circumstances, current economic trends, historical experience with collections and the value and adequacy of any collateral received from clients.

Unbilled receivables

In the majority of service contracts, the Company performs the services prior to billing the client, and this amount is captured as an unbilled receivable included in accounts receivable, net on the consolidated balance sheet. Billing usually occurs in the month after the Company performs the services or in accordance with the specific contractual provisions.

Derivative financial instruments

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, the gain or loss on the derivative instrument is reported as a component of

"Accumulated other comprehensive income (loss)," in stockholders' equity and reclassified into earnings in the same line associated with the forecasted transactions, in the same period or periods during which the hedged transaction affects earnings. To receive hedge accounting treatment, cash flow hedges must be highly effective in offsetting changes to expected future cash flows on hedged transactions.

For derivative instruments that are not designated as cash flow hedges, gains and losses on derivative instruments are reported in the consolidated statements of operations in the current period.

Software costs

The Company develops software platforms for internal use. The Company capitalizes costs incurred to develop software subsequent to the software product reaching the application development stage. The Company also capitalizes the costs incurred to extend the life of existing software, or the cost of significant enhancements that are added to the features of existing software. The capitalized development costs primarily comprise payroll costs and related software costs. Capitalized costs are amortized over the economic life of the software using the straight line method.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight line method based upon the shorter of the estimated useful lives of the assets, or the lease term of the respective assets, if applicable. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized. The ranges of estimated useful lives for property and equipment categories are as follows:

Equipment and furniture	3 - 10 years
Software	3 - 7 years
Leasehold improvements	2 - 15 years
Buildings and building improvements	10 - 39 years

Leases

The Company enters into leases as a lessee for property and equipment in the ordinary course of business. When procuring services, or upon entering into a contract with its clients, the Company determines whether an arrangement contains a lease at its inception. As part of that evaluation, the Company considers whether there is an implicitly or explicitly identified asset in the arrangement and whether the Company, as the lessee, or the client, if the Company is the lessor, has the right to control the use of that asset. When the Company is the lessee, all leases with a term of more than 12 months are recognized as right-of-use ("ROU") assets and associated lease liabilities in the consolidated balance sheet. Lease liabilities are measured at the lease commencement date and determined using the present value of the lease payments not yet paid, at the Company's incremental borrowing rate, which approximates the rate at which the Company would borrow on a secured basis in the country where the lease was executed. The interest rate implicit in the lease is generally not determinable in the transactions where the Company is the lessee. The ROU asset equals the lease liability adjusted for any initial direct costs, prepaid rent and lease incentives. The Company's variable lease payments generally relate to payments tied to various indexes, non-lease components and payments above a contractual minimum fixed amount.

Operating leases are included in other assets, net, other accrued liabilities and other long-term liabilities in the consolidated balance sheet. Substantially all of the Company's leases are classified as operating leases. The Company recognizes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The Company made a policy election to not recognize leases with a lease term of 12 months or less in the consolidated balance sheet. Lease expenses are recorded within selling, general, and administrative expenses in the consolidated statements of operations. Operating lease payments are presented within "Cash flows from operating activities" in the consolidated statements of cash flows.

For all asset classes, the Company has elected the lessee practical expedient to combine lease and non-lease components (e.g., maintenance services) and account for the consolidated unit as a single lease component. Variable lease payments are recognized in the periods in which the obligations for those payments are incurred.

Business combinations

The purchase price is allocated to the assets acquired, liabilities assumed, and non-controlling interests in the acquired entity generally based on their fair values at the acquisition date. The excess of the fair value of purchase consideration over the fair value of these assets acquired, liabilities assumed and non-controlling interests in the acquired entity is recorded as goodwill. The primary items that generate goodwill include the value of the synergies between the acquired entity and the Company and the value of the acquired assembled workforce, neither of which qualify for recognition as an intangible asset. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available. The Company includes the results of operations of the acquired business in the consolidated financial statements prospectively from the date of acquisition. Acquisition-related charges are recognized separately from the business combination and are expensed as incurred. These charges primarily include direct third-party professional and legal fees and integration-related costs.

Goodwill and intangible assets

The Company tests goodwill for impairment annually at the reporting unit level in the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it may be impaired. For purposes of the goodwill impairment test, the Company can elect to perform a quantitative or qualitative analysis. If the qualitative analysis is elected, goodwill is tested for impairment at the reporting unit level by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. The factors that are considered in the qualitative analysis include: macroeconomic conditions; industry and market considerations; cost factors such as increases in labor, or other costs that would have a negative effect on earnings and cash flows; and other relevant entity-specific events and information.

If the Company elects to perform or is required to perform a quantitative analysis, then the reporting unit's carrying value is compared to its fair value. As part of this analysis, the Company reconciles the fair value of its reporting unit to its market capitalization. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value and the excess is recognized as an impairment loss.

No goodwill impairment has been identified for any of the fiscal years presented in these consolidated financial statements.

The values assigned to intangible assets are based on estimates and judgment regarding expectations for the length of customer relationships and the success of life cycle of technologies acquired in a business combination. Purchased intangible assets are amortized over the useful lives based on estimates of the use of the economic benefit of the asset or by using the straight line method.

Intangible assets consist of customer relationships, technology, trade names and non-compete agreements. Amortization is based on the pattern over which the economic benefits of the intangible assets will be consumed or, when the consumption pattern is not apparent, by using the straight line method over the following useful lives:

Customer relationships	10 - 15 years
Technology	5 years
Trade names	3 - 5 years
Non-compete agreements	3 years

Impairment of long-lived assets

The Company reviews the recoverability of its long-lived assets, such as intangible assets subject to amortization, property and equipment and certain other assets, including lease right-of-use assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents, accounts receivable and derivative instruments.

The Company's cash and cash equivalents and derivative instruments are transacted and maintained with financial institutions with high credit standing, and their compositions and maturities are regularly monitored by management. Through November 30, 2022, the Company has not experienced any credit losses on such deposits and derivative instruments.

Accounts receivable comprise amounts due from clients. The Company performs ongoing credit evaluations of its clients' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company also maintains allowances for potential credit losses. In estimating the required allowances, the Company takes into consideration the overall quality and aging of its receivable portfolio and specifically identified client risks.

In fiscal year 2022, no client accounted for more than 10% of the Company's consolidated revenue. In fiscal years 2021 and 2020, one client accounted for 11.9% and 11.5%, respectively, of the Company's consolidated revenue.

As of November 30, 2022 and 2021, one client comprised 12.4% and 15.3%, respectively, of the Company's total accounts receivable balance.

Revenue recognition

The Company generates revenue primarily from the provision of CX solutions and technology to its clients. The Company recognizes revenue from services contracts over time as the promised services are delivered to clients for an amount that reflects the consideration to which the Company is entitled in exchange for those services. The Company recognizes revenue over time as the client simultaneously receives and consumes the benefits provided by the Company as the Company performs the services. The Company accounts for a contract with a client when it has written approval, the contract is committed, the rights of the parties, including payment terms, are identified, the contract has commercial substance and consideration is probable of collection. Revenue is presented net of taxes collected from clients and remitted to government authorities. The Company generally invoices a client after performance of services, or in accordance with specific contractual provisions. Payments are due as per contract terms and do not contain a significant financing component.

The Company determines whether the services performed during the initial phases of an arrangement, such as setup activities, are distinct. In most cases, the arrangement is a single performance obligation comprised of a series of distinct services that are substantially the same and that have the same pattern of transfer (i.e., distinct days of service).

Service contracts are most significantly based on a fixed unit-price per transaction or other objective measure of output. Revenue on unit-price transactions is recognized over time using an objective measure of output such as staffing hours or the number of transactions processed by service advisors. Certain contracts may be based on a fixed price. Revenue on fixed price contracts is recognized over time using an input measure or on a straight-line basis over the term of the contract as the services are provided based on the nature of the contract. Client contract terms can range from less than one year to more than five years.

Certain client contracts include incentive payments from the client upon achieving certain agreed-upon service levels and performance metrics or service level agreements that could result in credits or refunds to the client. Revenue relating to such arrangements is accounted for as variable consideration when the likely amount of revenue to be recognized can be estimated to the extent that it is probable that a significant reversal of any incremental revenue will not occur.

Cost of revenue

Recurring direct operating costs for services are recognized as incurred. Cost of services revenue consists primarily of personnel costs and transition and initial set up costs.

Selling, general and administrative expenses

Selling, general and administrative expenses are charged to income as incurred. Expenses of promoting and selling products and services are classified as selling expense and include such items as compensation, sales commissions and travel. General and administrative expenses include such items as compensation, cost of delivery centers, legal and professional costs, office supplies, non-income taxes, insurance and utility expenses. In addition, selling, general and administrative expenses include other operating items such as allowances for credit losses, depreciation and amortization of non-technology related intangible assets.

Advertising

Costs related to advertising and service promotion expenditures are charged to "Selling, general and administrative expenses" as incurred. To date, net costs related to advertising and promotion expenditures have not been material.

Income taxes

Prior to December 1, 2020, the Company's operations were included in the tax returns filed by the respective former parent entities of which the Company's businesses were a part. For the fiscal year ended November 30, 2020, income tax expense and other income tax related information contained in these consolidated financial statements are presented on a separate return basis as if the Company filed its own tax returns.

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Tax on global low-taxed intangible income is accounted for as a current expense in the period in which the income is includable in a tax return using the "period cost" method. Valuation allowances are provided against deferred tax assets that are not likely to be realized.

The Company recognizes tax benefits from uncertain tax positions only if that tax position is more likely than not to be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to unrecognized tax benefits in the provisions for income taxes.

Foreign currency translations

The functional currencies of the legal entities' financial statements included in these consolidated financial statements are the local currencies of the legal entities and are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the month. Translation adjustments resulting from the translation of the legal entities' accounts are included in "Accumulated other comprehensive income (loss)." Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within "Other expense (income), net."

Other comprehensive income

The primary components of other comprehensive income for the Company include foreign currency translation adjustments arising from the combination of foreign legal entities engaged in the CX business, unrealized gains and losses on cash flow hedges, and changes in unrecognized pension and post-retirement benefits.

Share-based compensation

Share-based compensation cost for stock options, restricted stock awards and restricted stock units is determined based on the fair value at the measurement date. The Company recognizes share-based compensation cost as expense for these awards ratably on a straight-line basis over the requisite service period. Share-based compensation for performance-based restricted stock units is measured based on fair value at the initial measurement date and is adjusted each reporting period, as necessary, to reflect changes in management's assessment of the probability that performance conditions will be satisfied and, for certain awards, to reflect changes in the Company's stock price. The Company recognizes share-based compensation cost associated with its performance-based restricted stock units over the requisite service period if it is probable that the performance conditions will be satisfied. The Company accounts for expense reductions that result from the forfeiture of unvested awards in the period that the forfeitures occur.

Pension and post-retirement benefits

The funded status of the Company's pension and other post-retirement benefit plans is recognized in the consolidated balance sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at November 30, the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation ("PBO") and, for the other post-retirement benefit plans, the benefit obligation is the accumulated post-retirement benefit obligation ("APBO"). The PBO represents the actuarial present value of benefits expected to be paid upon retirement. For active plans, the present value reflects estimated future compensation levels. The APBO represents the actuarial present value of post-retirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligation is based on the Company's estimates and actuarial valuations. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age and years of service, as well as certain key assumptions that require significant judgment, including, but not limited to, estimates of discount rates, expected return on plan assets, inflation, rate of compensation increases, interest crediting rates and mortality rates. The assumptions used are reviewed on an annual basis.

Earnings per common share

Basic and diluted earnings per common share are calculated using the two-class method. The two-class method is an earnings allocation proportional to the respective ownership among holders of common stock and participating securities. The Company's restricted stock awards are considered participating securities because they are legally issued at the grant date and holders have a non-forfeitable right to receive dividends. Basic earnings per common share is computed by dividing net income attributable to the Company's common stockholders by the weighted-average common shares outstanding during the period. Diluted earnings per common share also considers the dilutive effect of in-the-money stock options and restricted stock units, calculated using the treasury stock method.

Treasury stock

Repurchases of shares of common stock are accounted for at cost and are included as a component of stockholders' equity in the consolidated balance sheets.

Accounting pronouncements recently adopted

In December 2019, the FASB issued new guidance that simplified the accounting for income taxes. The guidance is effective for annual reporting periods beginning after December 15, 2020, and interim periods within those reporting periods. This standard became effective for the Company in fiscal year 2022 and did not have a material impact on the consolidated financial statements.

No other new accounting pronouncements recently adopted or issued had or are expected to have a material impact on the consolidated financial statements.

NOTE 3—ACQUISITIONS AND DIVESTITURES:

PK Acquisition

Background

On December 27, 2021, the Company completed its acquisition of PK, a leading CX design engineering company with more than 5,000 staff in four countries. PK creates pioneering experiences that accelerate digital outcomes for their clients' customers, partners and staff. The acquisition of PK expands the Company's scale in the digital IT services market and supports the Company's growth strategy of investing in digital transformation to deliver exceptional customer experiences. The addition of the PK staff and technology to the Company's team further strengthened its capabilities in CX design and development, artificial intelligence ("AI"), intelligent automation, and customer loyalty.

Purchase price consideration

The total purchase price consideration, net of cash and restricted cash acquired, for the acquisition of PK was $1,573.3 million, which was funded by proceeds from the Company's new term loan (the "Term Loan") under its amended senior secured credit facility (the "Credit Facility") and additional borrowings under its accounts receivable securitization facility (the "Securitization Facility"). See Note 9—Borrowings for a further discussion of the Term Loan, the Credit Facility and the Securitization Facility.

The purchase price consideration to acquire PK consisted of the following:

Cash consideration for PK stock [(1)]	$	1,177,342
Cash consideration for PK vested equity awards [(2)]		246,229
Cash consideration for repayment of PK debt, including accrued interest [(3)]		148,492
Cash consideration for transaction expenses of PK [(4)]		22,842
Total cash consideration		1,594,905
Non-cash equity consideration for conversion of PK equity awards [(5)]		15,725
Total consideration transferred		1,610,630
Less: Cash and restricted cash acquired [(6)]		37,310
Total purchase price consideration	$	1,573,320

[(1)] Represents the cash consideration paid for the outstanding shares of PK's common stock, which includes the final settlement of the merger consideration adjustment paid pursuant to the merger agreement.
[(2)] Represents the cash consideration paid for certain vested PK stock option awards and restricted stock awards.
[(3)] Represents the cash consideration paid to retire PK's outstanding third-party debt, including accrued interest.
[(4)] Represents the cash consideration paid for expenses incurred by PK in connection with the merger and paid by Concentrix pursuant to the merger agreement. These expenses primarily related to third-party consulting services.
[(5)] Represents the issuance of vested Concentrix stock options that were issued in conversion of certain vested PK stock options that were assumed by Concentrix pursuant to the merger agreement.
[(6)] Represents the PK cash and restricted cash balance acquired at the acquisition.

Purchase price allocation

The acquisition was accounted for as a business combination in accordance with Accounting Standards Codification Topic 805, *Business Combinations*. The purchase price was allocated to the assets acquired, liabilities assumed and non-controlling interest based on management's estimate of the respective fair values at the date of acquisition. Goodwill was calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The factors contributing to the recognition of goodwill were the assembled workforce, comprehensive service portfolio delivery capabilities and strategic benefits that are expected to be realized from the acquisition. None of the goodwill is expected to be deductible for income tax purposes.

The following table summarizes the final fair values of the assets acquired, liabilities assumed and non-controlling interest as of the acquisition date:

		As of
		December 27, 2021
Assets acquired:		
Cash and cash equivalents	$	30,798
Accounts receivable		85,367
Property and equipment		11,158
Operating lease right-of-use assets		12,288
Identifiable intangible assets		469,300
Goodwill		1,119,068
Other assets		26,449
Total assets acquired		1,754,428

Liabilities assumed and non-controlling interest:	
Accounts payable and accrued liabilities	78,092
Operating lease liabilities	12,288
Deferred tax liabilities	51,418
Non-controlling interest	2,000
Total liabilities assumed and non-controlling interest	143,798
Total consideration transferred	$ 1,610,630

The purchase price allocation includes $469,300 of acquired identifiable intangible assets, all of which have finite lives. The fair value of the identifiable intangible assets has been estimated by using the income approach through a discounted cash flow analysis of certain cash flow projections. The cash flow projections are based on forecasts used by the Company to price the PK acquisition, and the discount rates applied were benchmarked by referencing the implied rate of return of the Company's pricing model and the weighted average cost of capital. The intangible assets are being amortized over their estimated useful lives on either a straight-line basis or an accelerated method that reflects the economic benefit of the asset. The determination of the useful lives is based upon various industry studies, historical acquisition experience, economic factors, and future forecasted cash flows of the Company following the acquisition of PK.

The amounts allocated to intangible assets are as follows:

	Gross Carrying Amount	Weighted-Average Useful Life
Customer relationships	$ 398,600	15 years
Technology	63,500	5 years
Trade name	5,000	3 years
Non-compete agreements	2,200	3 years
Total	$ 469,300	

Supplemental Pro Forma Information (unaudited)

The supplemental pro forma financial information presented below is for illustrative purposes only, does not include the pro forma adjustments that would be required under Regulation S-X for pro forma financial information, is not necessarily indicative of the financial position or results of operations that would have been realized if the PK acquisition had been completed on December 1, 2020, does not reflect synergies that might have been achieved, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances.

The supplemental pro forma financial information reflects pro forma adjustments to present the combined pro forma results of operations as if the PK acquisition had occurred on December 1, 2020 to give effect to certain events that the Company believes to be directly attributable to the PK acquisition. These pro forma adjustments primarily include:

- An increase in amortization expense that would have been recognized due to acquired identifiable intangible assets.
- An adjustment to interest expense to reflect the additional borrowings of Concentrix under the Credit Facility and the repayment of PK's historical debt in conjunction with the acquisition.
- The related income tax effects of the adjustments noted above.

The supplemental pro forma financial information for the periods presented is as follows:

	Fiscal Years Ended November 30,	
	2022	2021
Revenue	$ 6,357,434	$ 6,023,726
Net income	431,816	392,837

ServiceSource Acquisition

Background

On July 20, 2022, the Company completed its acquisition of ServiceSource International, Inc. ("ServiceSource"), a global outsourced go-to-market services provider, delivering business-to-business ("B2B") digital sales and customer success solutions that complemented Concentrix' offerings in this area.

Purchase price consideration

The total purchase price consideration, net of cash acquired, for the acquisition of ServiceSource was $141.5 million, which was primarily funded by cash on the Company's balance sheet, as well as borrowings under the Company's Securitization Facility.

The preliminary purchase price consideration to acquire ServiceSource consisted of the following:

Cash consideration for ServiceSource stock [1]	$ 150,392
Cash consideration for ServiceSource vested and unvested equity awards [2]	6,704
Cash consideration for repayment of ServiceSource debt, including accrued interest [3]	10,063
Total consideration transferred	167,159
Less: Cash and restricted cash acquired [4]	25,652
Total purchase price consideration	$ 141,507

[1] Represents the cash consideration paid for the outstanding shares of ServiceSource's common stock.
[2] Represents the cash consideration paid or to be paid for vested and unvested ServiceSource stock option awards, restricted stock units and performance stock units.
[3] Represents the cash consideration paid to retire ServiceSource's outstanding third-party debt, including accrued interest.
[4] Represents the ServiceSource cash and restricted cash balance acquired at the acquisition.

Preliminary purchase price allocation

The purchase price was allocated to the assets acquired and liabilities assumed based on management's estimate of the respective fair values at the date of acquisition. Goodwill was calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The factors contributing to the recognition of goodwill were the assembled workforce, high-value service delivery capabilities and strategic benefits that are expected to be realized from the acquisition. None of the goodwill is expected to be deductible for income tax purposes.

The following table summarizes the preliminary estimates of fair values of the assets acquired and liabilities assumed as of the acquisition date:

	As of July 20, 2022
Assets acquired:	
Cash and cash equivalents	$ 24,355
Accounts receivable	40,097
Property and equipment	8,112
Operating lease right-of-use assets	29,487
Identifiable intangible assets	40,200
Goodwill	45,502
Net deferred tax assets	22,724
Other assets	20,238
Total assets acquired	230,715
Liabilities assumed:	
Accounts payable and accrued liabilities	34,069
Operating lease liabilities	29,487
Total liabilities assumed	63,556
Total consideration transferred	$ 167,159

As of November 30, 2022, the purchase price allocation is preliminary. The preliminary purchase price allocation was based upon a preliminary valuation, and the Company's estimates and assumptions are subject to change within the measurement period (not to exceed twelve months following the acquisition date). The primary areas of the preliminary purchase price allocation that are not yet finalized relate to the valuation of identifiable intangible assets acquired, the fair value of certain tangible assets acquired and liabilities assumed, and deferred income taxes. The Company expects to continue to obtain information for the purpose of determining the fair value of the assets acquired and liabilities assumed on the acquisition date throughout the remainder of the measurement period. During the three months ended November 30, 2022, measurement period adjustments were recorded to estimate net deferred tax assets at the acquired value as disclosed in the table above, resulting in a corresponding decrease to goodwill.

The preliminary purchase price allocation includes $40,200 of acquired identifiable intangible assets, all of which have finite lives. The preliminary fair value of the identifiable intangible assets has been estimated using the income approach through a discounted cash flow analysis of certain cash flow projections. The intangible assets are being amortized over their estimated useful lives on either a straight-line basis or an accelerated method that reflects the economic benefit of the asset. The determination of the useful lives is based upon various industry studies, historical acquisition experience, economic factors, and future forecasted cash flows of the Company following the acquisition of ServiceSource.

The preliminary amounts allocated to intangible assets are as follows:

	Gross Carrying Amount	Weighted-Average Useful Life
Customer relationships	$ 31,370	15 years
Technology	5,640	5 years
Trade name	3,190	3 years
Total	$ 40,200	

Results of acquired operations

The results of the acquired operations of PK and ServiceSource have been included in the consolidated financial statements since the respective acquisition dates. The following table provides the results of acquired operations included in the consolidated statement of operations from the respective acquisition dates through November 30, 2022:

	Fiscal Year Ended November 30, 2022
Revenue	$ 512,942
Loss before income taxes	(8,472)

In connection with the acquisitions, the Company incurred $33,763 of acquisition-related and integration expenses for the fiscal year ended November 30, 2022. These expenses primarily include legal and professional services, cash-settled awards, severance and retention payments and costs associated with lease terminations to integrate the businesses. These acquisition-related and integration expenses were recorded within selling, general and administrative expenses in the consolidated statement of operations.

Divestitures

In July 2021, the Company completed the sales of its insurance third-party administration operations and software platform, Concentrix Insurance Solutions ("CIS"), and another non-CX solutions business in separate transactions for total cash consideration of approximately $73,708. The divestitures generated a pre-tax gain of approximately $13,197, net of related transaction costs. The gain on divestitures and related transaction costs were included in selling, general and administrative expenses in the consolidated statements of operations for the fiscal year ended November 30, 2021.

NOTE 4—SHARE-BASED COMPENSATION:

In November 2020, in connection with the spin-off, TD SYNNEX, as sole stockholder of Concentrix, approved the Concentrix Corporation 2020 Stock Incentive Plan (the "Concentrix Stock Incentive Plan") and the Concentrix Corporation 2020 Employee Stock Purchase Plan (the "Concentrix ESPP"), each to be effective upon completion of the spin-off. 4,000 shares of Concentrix common stock were reserved for issuance under the Concentrix Stock Incentive Plan, and 1,000 shares of Concentrix common stock were authorized for issuance under the Concentrix ESPP. In December 2021, 523 additional shares of Concentrix common stock were reserved for issuance under the Concentrix Stock Incentive Plan resulting from an automatic annual increase pursuant to the terms of the plan.

Prior to the spin-off, certain of the Company's employees participated in a long-term incentive plan sponsored by TD SYNNEX. The Company recognized share-based compensation expense for all share-based awards made to Concentrix employees, including employee stock options, restricted stock awards, restricted stock units, performance-based restricted stock units and employee stock purchases, based on estimated fair values. In connection with the completion of the spin-off and pursuant to the employee matters agreement with TD SYNNEX, each outstanding TD SYNNEX share-based award as of the distribution date was converted into either (a) TD SYNNEX and Concentrix share-based awards, each with the same number of shares as the original TD SYNNEX award, or (b) a share-based award of only TD SYNNEX common stock or only Concentrix common stock, with an adjustment to the number of shares to preserve the value of the award. As a result of the conversion of awards, on December 1, 2020, 827 restricted stock awards and restricted stock units and 684 stock options were issued under the Concentrix Stock Incentive Plan. Following the conversion, it was determined that the share-based awards were modified in accordance with the applicable accounting guidance. As a result, the fair values of the share-based awards immediately before and after the modification were assessed in order to determine if the modification resulted in any incremental compensation cost related to the awards. Based on the analysis performed, including consideration of the anti-dilution feature contained in the TD SYNNEX stock incentive plan, it was determined that the conversion resulted in an immaterial amount of incremental compensation cost for the outstanding awards.

The Company recorded share-based compensation expense in the consolidated statements of operations for fiscal years 2022, 2021 and 2020 as follows:

	Fiscal Years Ended November 30,					
		2022		2021		2020
Total share-based compensation	$	47,516	$	36,762	$	15,914
Tax benefit recorded in the provision for income taxes		(12,069)		(9,234)		(3,979)
Effect on net income	$	35,447	$	27,528	$	11,935

Share-based compensation expense is included in selling, general and administrative expenses in the consolidated statements of operations.

Employee Stock Options

The Company uses the Black-Scholes valuation model to estimate the fair value of stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of subjective assumptions, including the option's expected life and the price volatility of the underlying stock. The stock options have ten-year terms and vesting terms of five years.

A summary of the changes in the former parent employee stock options during fiscal year 2020 is presented below:

	Options Outstanding		
	Number of former parent shares (in thousands)		Weighted-average exercise price per former parent share
Balance as of November 30, 2019	122	$	92.68
Options granted	—		—
Balance as of November 30, 2020	122	$	92.68

A summary of the changes in the employee stock options during fiscal years 2021 and 2022 is presented below:

	Options Outstanding	
	Number of shares (in thousands)	Weighted-average exercise price per share
Balance as of December 1, 2020 (converted from former parent stock options in connection with the spin-off) [1]	684 $	45.84
Options granted	26	119.72
Options exercised	(269)	43.34
Balance as of November 30, 2021	441	51.75
Options granted	—	—
Options issued in conversion of certain vested PK stock options [2]	119	45.81
Options exercised	(165)	46.38
Balance as of November 30, 2022	395 $	52.60

(1) Amounts represent Concentrix awards, including those held by TD SYNNEX employees.

(2) Amounts represent the issuance of vested Concentrix stock options that were issued in conversion of certain vested PK stock options that were assumed by Concentrix pursuant to the merger agreement with PK.

The fair value of the stock options issued in conversion of certain vested PK stock options during fiscal year 2022 is $132.42 per share. As of November 30, 2022, 395 options were outstanding with a weighted-average life of 5.83 years and an aggregate pre-tax intrinsic value of $27,552. As of November 30, 2022, 300 options were vested and exercisable with a weighted-average life of 5.55 years, a weighted-average exercise price of $50.24 per share, and an aggregate pre-tax intrinsic value of $21,621.

As of November 30, 2022, the unamortized share-based compensation expense related to unvested stock options under the Concentrix Stock Incentive Plan was $1,110, which will be recognized over an estimated weighted-average amortization period of 2.21 years.

Restricted Stock Awards, Restricted Stock Units and Performance-Based Restricted Stock Units

The fair value of restricted stock awards and restricted stock units granted under the Concentrix Stock Incentive Plan in fiscal year 2022 were determined based on the Company's stock price at the date of grant. The awards are expensed on a straight line basis over the vesting term, typically four or five years. The holders of restricted stock awards are entitled to the same voting, dividend and other rights as the Company's common stockholders.

In fiscal year 2022, the Company granted performance-based restricted stock units, which included annual awards to the Company's senior executive team and retention and new hire awards to staff who joined the Company as part of the PK acquisition. The performance-based restricted stock units will vest, if at all, upon the achievement of certain annual financial targets during the three-year periods ending November 30, 2024 and August 31, 2025.

The Company granted performance-based restricted stock units in fiscal year 2021. These performance-based restricted stock units will vest, if at all, upon achievement of certain annual financial targets during the three-year period ending November 30, 2023.

A summary of the changes in the former parent non-vested restricted stock awards, restricted stock units, and performance-based restricted stock units during fiscal year 2020 is presented below:

	Number of former parent shares (in thousands)		Weighted-average, grant-date fair value per former parent share
Non-vested as of November 30, 2019	591	$	102.12
Awards granted	7		78.47
Units granted	1		83.88
Awards and units vested	(110)		102.77
Awards and units cancelled/forfeited	(31)		102.04
Non-vested as of November 30, 2020	458	$	101.57

A summary of the changes in the non-vested restricted stock awards, restricted stock units, and performance-based stock units during fiscal years 2021 and 2022, including the conversion of former parent awards and stock units previously discussed, is presented below:

	Number of shares (in thousands)		Weighted-average, grant-date fair value per share
Balance as of December 1, 2020 (converted from former parent awards and units in connection with the spin-off) [1]	827	$	51.53
Awards granted	495		134.65
Units granted [2]	226		154.53
Awards and units vested	(504)		61.95
Awards and units cancelled/forfeited	(64)		84.20
Non-vested as of November 30, 2021	980		109.92
Awards granted	510		139.31
Units granted [2]	294		130.98
Awards and units vested	(283)		91.62
Awards and units cancelled/forfeited	(106)		118.79
Non-vested as of November 30, 2022	1,395	$	124.69

(1) Amounts represent Concentrix awards, including those held by TD SYNNEX employees.
(2) For performance-based restricted stock units, the target number of shares that can be awarded upon full vesting of the grants is included.

As of November 30, 2022, there was $141,836 of total unamortized share-based compensation expense related to non-vested restricted stock awards, restricted stock units and performance-based restricted stock units granted under the Concentrix Stock Incentive Plan. That cost is expected to be recognized over an estimated weighted-average amortization period of 3.18 years.

NOTE 5—BALANCE SHEET COMPONENTS:

Cash, cash equivalents and restricted cash:

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows:

	As of November 30,	
	2022	**2021**
Cash and cash equivalents	$ 145,382	$ 182,038
Restricted cash included in other current assets	12,081	972
Cash, cash equivalents and restricted cash	$ 157,463	$ 183,010

Restricted cash balances relate primarily to funds held for clients, restrictions placed on cash deposits by banks as collateral for the issuance of bank guarantees and the terms of a government grant, and letters of credit for leases.

Accounts receivable, net:

Accounts receivable, net is comprised of the following as of November 30, 2022 and 2021:

	As of November 30,	
	2022	**2021**
Billed accounts receivable	$ 782,049	$ 714,032
Unbilled accounts receivable	613,222	499,342
Less: Allowance for doubtful accounts	(4,797)	(5,421)
Accounts receivable, net	$ 1,390,474	$ 1,207,953

Allowance for doubtful trade receivables:

Presented below is a progression of the allowance for doubtful trade receivables:

	Fiscal Years Ended November 30,		
	2022	**2021**	**2020**
Balance at beginning of period	$ 5,421	$ 8,963	$ 6,055
Net additions (reductions)	3,329	(202)	8,140
Write-offs and reclassifications	(3,953)	(3,340)	(5,232)
Balance at end of period	$ 4,797	$ 5,421	$ 8,963

Property and equipment, net:

The following table summarizes the carrying amounts and related accumulated depreciation for property and equipment as of November 30, 2022 and 2021:

| | As of November 30, | |
	2022	2021
Land	$ 27,336	$ 27,677
Equipment, computers and software	542,209	488,270
Furniture and fixtures	89,167	90,442
Buildings, building improvements and leasehold improvements	362,218	364,166
Construction-in-progress	14,975	10,741
Total property and equipment, gross	$ 1,035,905	$ 981,296
Less: Accumulated depreciation	(632,076)	(574,152)
Property and equipment, net	$ 403,829	$ 407,144

Shown below are the countries where 10% or more of the Company's property and equipment, net are located as of November 30, 2022 and 2021:

| | As of November 30, | |
	2022	2021
Property and equipment, net:		
United States	$ 123,184	$ 101,333
Philippines	76,361	87,548
India	42,698	46,167
Others	161,586	172,096
Total	$ 403,829	$ 407,144

Accumulated other comprehensive income (loss):

The components of accumulated other comprehensive income (loss) ("AOCI"), net of taxes, were as follows:

	Unrecognized gains (losses) on defined benefit plan, net of taxes	Unrealized gains (losses) on cash flow hedges, net of taxes	Foreign currency translation adjustment and other, net of taxes	Total
Balance, November 30, 2020	$ (38,584)	$ 29,239	$ 5,531	$ (3,814)
Other comprehensive income (loss) before reclassification	15,839	(8,396)	(51,909)	(44,466)
Reclassification of (gains) losses from other comprehensive income (loss)	—	(22,246)	—	(22,246)
Balance, November 30, 2021	$ (22,745)	$ (1,403)	$ (46,378)	$ (70,526)
Other comprehensive income (loss) before reclassification	14,274	(45,464)	(240,986)	(272,176)
Reclassification of gains from other comprehensive income (loss)	—	26,953	—	26,953
Balance, November 30, 2022	$ (8,471)	$ (19,914)	$ (287,364)	$ (315,749)

Refer to Note 7—Derivative Instruments for the location of gains and losses on cash flow hedges reclassified from other comprehensive income (loss) to the consolidated statements of operations. Reclassifications of amortization of actuarial (gains) losses of defined benefit plans is recorded in "Other expense (income), net" in the consolidated statement of operations.

NOTE 6—GOODWILL AND INTANGIBLE ASSETS:

Goodwill

The Company tests goodwill for impairment annually as of the fourth quarter of its fiscal year and at other times if events have occurred or circumstances exist that indicate the carrying value of goodwill may no longer be recoverable. Goodwill impairment testing is performed at the reporting unit level. Based on the current year assessment, we concluded that no impairment charges were necessary for the Company's reporting unit. We have not recorded any impairment charges related to goodwill during the three-year period ended November 30, 2022.

Below is a progression of goodwill for fiscal years 2022 and 2021:

| | Fiscal Years Ended November 30, | |
	2022	2021
Balance, beginning of year	$ 1,813,502	$ 1,836,050
Acquisitions	1,165,072	3,502
Divestitures	—	(14,690)
Foreign currency translation	(74,172)	(11,360)
Balance, end of year	$ 2,904,402	$ 1,813,502

Other Intangible Assets

The Company's other intangible assets, primarily acquired through business combinations, are subject to amortization and are evaluated periodically if events or circumstances indicate a possible inability to recover their carrying amounts. No impairment charges were recognized in any period presented. As of November 30, 2022 and 2021, the Company's other intangible assets consisted of the following:

| | As of November 30, 2022 | | | As of November 30, 2021 | | |
	Gross amounts	Accumulated amortization	Net amounts	Gross amounts	Accumulated amortization	Net amounts
Customer relationships	$ 1,731,610	$ (811,727)	$ 919,883	$ 1,347,961	$ (694,701)	$ 653,260
Technology	79,728	(21,820)	57,908	10,835	(8,900)	1,935
Trade names	14,552	(8,291)	6,261	6,724	(6,391)	333
Non-compete agreements	2,200	(680)	1,520	—	—	—
	$ 1,828,090	$ (842,518)	$ 985,572	$ 1,365,520	$ (709,992)	$ 655,528

Amortization expense for intangible assets was $162,673, $136,939, and $147,283 for the fiscal years ended November 30, 2022, 2021 and 2020, respectively, and the related estimated expense for the five subsequent fiscal years and thereafter is as follows:

Fiscal Years Ending November 30,	Amortization Expense
2023	$ 156,643
2024	145,746
2025	133,700
2026	117,237
2027	87,022
Thereafter	345,224
Total	$ 985,572

The remaining weighted average amortization period for customer relationships and other intangible assets is approximately 12 years.

NOTE 7—DERIVATIVE INSTRUMENTS:

In the ordinary course of business, the Company is exposed to foreign currency risk and credit risk. The Company enters into transactions, and owns monetary assets and liabilities, that are denominated in currencies other than the legal entity's functional currency. The Company may enter into forward contracts, option contracts, or other derivative instruments to offset a portion of the risk on expected future cash flows, earnings, net investments in certain non-U.S. legal entities and certain existing assets and liabilities. However, the Company may choose not to hedge certain exposures for a variety of reasons including, but not limited to, accounting considerations and the economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange or interest rates. Generally, the Company does not use derivative instruments to cover equity risk and credit risk. The Company's hedging program is not used for trading or speculative purposes.

All derivatives are recognized on the consolidated balance sheets at their fair values. Changes in the fair value of derivatives are recorded in the consolidated statements of operations, or as a component of AOCI in the consolidated balance sheets, as discussed below.

Cash Flow Hedges

To protect gross margins from fluctuations in foreign currency exchange rates, certain of the Company's legal entities with functional currencies that are not U.S. dollars may hedge a portion of forecasted revenue or costs not denominated in the entities' functional currencies. These instruments mature at various dates through November 2024. Gains and losses on cash flow hedges are recorded in AOCI until the hedged item is recognized in earnings. Deferred gains and losses associated with cash flow hedges of foreign currency revenue are recognized as a component of "Revenue" in the same period as the related revenue is recognized, and deferred gains and losses related to cash flow hedges of foreign currency costs are recognized as a component of "Cost of revenue" or "Selling, general and administrative expenses" in the same period as the related costs are recognized. Derivative instruments designated as cash flow hedges must be de-designated as hedges when it is probable the forecasted hedged transaction will not occur in the initially identified time period or within a subsequent two-month time period. Deferred gains and losses in AOCI associated with such derivative instruments are reclassified into earnings in the period of de-designation. Any subsequent changes in fair value of such derivative instruments are recorded in earnings unless they are re-designated as hedges of other transactions.

Non-Designated Derivatives

The Company uses short-term forward contracts to offset the foreign exchange risk of assets and liabilities denominated in currencies other than the functional currencies of the Company's legal entities that own the assets or liabilities. These contracts, which are not designated as hedging instruments, mature or settle within twelve months. Derivatives that are not designated as hedging instruments are adjusted to fair value through earnings in the financial statement line item to which the derivative relates.

Fair Values of Derivative Instruments in the Consolidated Balance Sheets

The fair values of the Company's derivative instruments are disclosed in Note 8—Fair Value Measurements and summarized in the table below:

	Value as of	
Balance Sheet Line Item	November 30, 2022	November 30, 2021
Derivative instruments not designated as hedging instruments:		
Foreign exchange forward contracts (notional value)	$ 1,465,853	$ 1,415,447
Other current assets	22,839	10,058
Other accrued liabilities	14,934	12,542
Derivative instruments designated as cash flow hedges:		
Foreign exchange forward contracts (notional value)	$ 963,844	$ 918,097
Other current assets and other assets	6,389	7,851
Other accrued liabilities and other long-term liabilities	32,935	9,736

Volume of activity

The notional amounts of foreign exchange forward contracts represent the gross amounts of foreign currency, including, principally, the Philippine peso, the Indian rupee, the Canadian dollar, the Japanese yen and the Australian dollar, that will be bought or sold at maturity. The notional amounts for outstanding derivative instruments provide one measure of the transaction volume outstanding and do not represent the amount of the Company's exposure to credit or market loss. The Company's exposure to credit loss and market risk will vary over time as currency exchange rates change.

The Effect of Derivative Instruments on AOCI and the Consolidated Statements of Operations

The following table shows the gains and losses, before taxes, of the Company's derivative instruments designated as cash flow hedges and not designated as hedging instruments in other comprehensive income ("OCI"), and the consolidated statements of operations for the periods presented:

	Location of gain (loss) in statement of operations	Fiscal Years Ended November 30,		
		2022	2021	2020
Derivative instruments designated as cash flow hedges:				
(Losses) gains recognized in OCI:				
Foreign exchange forward contracts		$ (60,891)	$ (11,105)	$ 45,986
Gains (losses) reclassified from AOCI into income:				
Foreign exchange forward contracts				
(Loss) gain reclassified from AOCI into income	Cost of revenue for services	$ (28,108)	$ 21,138	$ 21,532
(Loss) gain reclassified from AOCI into income	Selling, general and administrative expenses	(8,121)	8,606	8,841
Total		$ (36,229)	$ 29,744	$ 30,373
Derivative instruments not designated as hedging instruments:				
(Loss) gain recognized from foreign exchange forward contracts, net[1]	Other expense (income), net	$ (57,983)	$ (2,880)	$ 32,150

(1) The gains and losses largely offset the currency gains and losses that resulted from changes in the assets and liabilities denominated in nonfunctional currencies.

There were no material gain or loss amounts excluded from the assessment of effectiveness. Existing net losses in AOCI that are expected to be reclassified into earnings in the normal course of business within the next twelve months are $26,286.

Offsetting of Derivatives

In the consolidated balance sheets, the Company does not offset derivative assets against liabilities in master netting arrangements.

Credit exposure for derivative financial instruments is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the Company's obligations to the counterparties. The Company manages the potential risk of credit losses through careful evaluation of counterparty credit standing and selection of counterparties from a limited group of financial institutions with high credit standing.

NOTE 8—FAIR VALUE MEASUREMENTS:

The Company's fair value measurements are classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The following table summarizes the valuation of the Company's investments and financial instruments that are measured at fair value on a recurring basis:

| | As of November 30, 2022 | | | | | As of November 30, 2021 | | | |
| | | Fair value measurement category | | | | | Fair value measurement category | | |
	Total	Level 1	Level 2	Level 3		Total	Level 1	Level 2	Level 3
Assets:									
Cash equivalents	$89,932	$89,932	$ —	$ —		$77,332	$77,332	$ —	$ —
Foreign government bond	1,529	1,529	—	—		1,446	1,446	—	—
Forward foreign currency exchange contracts	29,228	—	29,228	—		17,909	—	17,909	—
Liabilities:									
Forward foreign currency exchange contracts	$47,869	$ —	$47,869	$ —		$22,278	$ —	$22,278	$ —

The Company's cash equivalents consist primarily of highly liquid investments in money market funds and term deposits with maturity periods of three months or less. The carrying values of cash equivalents approximate fair value since they are near their maturity. Investment in a foreign government bond classified as an available-for-sale debt security is recorded at fair value based on quoted market prices. The fair values of forward exchange contracts are measured based on the foreign currency spot and forward rates. Fair values of long-term foreign currency exchange contracts are measured using valuations based upon quoted prices for similar assets and liabilities in active markets and are valued by reference to similar financial instruments, adjusted for terms specific to the contracts. The effect of nonperformance risk on the fair value of derivative instruments was not material as of November 30, 2022 and 2021.

The carrying values of term deposits with maturities less than one year, accounts receivable and accounts payable approximate fair value due to their short maturities and interest rates that are variable in nature. The carrying values of the outstanding balance on the Term Loan under the Company's Credit Facility and the outstanding balance on the Securitization Facility approximate their fair values since they bear interest rates that are similar to existing market rates.

During fiscal years 2022, 2021 and 2020, there were no transfers between the fair value measurement category levels.

NOTE 9—BORROWINGS:

Borrowings consist of the following:

	As of November 30,	
	2022	2021
Credit Facility - current portion of Term Loan component	$ —	$ —
Current portion of long-term debt	$ —	$ —
Credit Facility - Term Loan component	$ 1,875,000	$ —
Credit Facility - Prior Term Loan component	—	700,000
Securitization Facility	356,500	105,000
Long-term debt, before unamortized debt discount and issuance costs	2,231,500	805,000
Less: unamortized debt discount and issuance costs	(7,212)	(2,983)
Long-term debt, net	$ 2,224,288	$ 802,017

Credit Facility

On December 27, 2021, in connection with the closing of the acquisition of PK, Concentrix entered into an amended senior secured credit facility (the "Credit Facility") to (i) refinance the then-outstanding term loan (the "Prior Term Loan") with a new term loan, which was fully advanced, in the aggregate outstanding principal amount of $2,100,000 (the "Term Loan"), (ii) increase the commitments under its revolving credit facility to $1,000,000 (the "Revolver"), (iii) extend the maturity of the Credit Facility from November 30, 2025 to December 27, 2026, (iv) replace LIBOR with SOFR (the Secured Overnight Financing Rate) as the primary reference rate used to calculate interest on the loans under the Credit Facility, and (v) modify the commitment fee on the unused portion of the Revolver and the margins in excess of the reference rates at which the loans under the Credit Facility bear interest. The proceeds from the Term Loan and additional borrowings under the Securitization Facility were used to repay the outstanding principal amount of the Prior Term Loan and to finance the acquisition of PK, including the repayment of certain indebtedness of PK and the payment of fees and expenses in connection with the acquisition of PK.

Borrowings under the Credit Facility bear interest, in the case of term or daily SOFR loans, at a per annum rate equal to the applicable SOFR rate (but not less than 0.0%), plus an adjustment of between 0.10% and 0.25% depending on the interest period of each SOFR loan, plus an applicable margin, which ranges from 1.25% to 2.00%, based on Concentrix' consolidated leverage ratio. Borrowings under the Credit Facility that are base rate loans bear interest at a per annum rate equal to (i) the greatest of (a) the Federal Funds Rate in effect on such day plus ½ of 1.00%, (b) the rate of interest last publicly announced by Bank of America as its "prime rate" and (c) the term SOFR rate plus 1.00%, plus (ii) an applicable margin, which ranges from 0.25% to 1.00%, based on Concentrix' consolidated leverage ratio. A commitment fee is payable on the unused portion of the Revolver that ranges from 22.5 to 30 basis points, based on Concentrix' consolidated leverage ratio.

Beginning August 31, 2022, the outstanding principal of the Term Loan became payable in quarterly installments of $26,250, with the unpaid balance due in full on the maturity date. During the fiscal year ended November 30, 2022, the Company paid $225,000 of the principal balance on the Term Loan, including $172,500 of voluntary prepayments, without penalty.

Concentrix may request, subject to obtaining commitments from any participating lenders and certain other conditions, incremental commitments to increase the amount of the Revolver or the Term Loan available under the Credit Facility in an aggregate principal amount of up to $450,000, plus an additional amount, so long as after giving effect to the incurrence of such additional amount, the Company's pro forma first lien leverage ratio (as defined in the Credit Facility) would not exceed 3.00 to 1.00.

Obligations under the Credit Facility are secured by substantially all of the assets of Concentrix Corporation and certain of its U.S. subsidiaries and are guaranteed by certain of its U.S. subsidiaries.

The Credit Facility contains various loan covenants that restrict the ability of Concentrix and its subsidiaries to take certain actions, including incurrence of indebtedness, creation of liens, mergers or consolidations, dispositions of assets, repurchase or redemption of capital stock, making certain investments, entering into certain transactions with affiliates or changing the nature of their business. In addition, the Credit Facility contains financial covenants that require Concentrix to maintain at the end of each fiscal quarter, (i) a consolidated leverage ratio (as defined in the Credit Facility) not to exceed 3.75 to 1.0 and (ii) a consolidated interest coverage ratio (as defined in the Credit Facility) equal to or greater than 3.00 to 1.0. The Credit Facility also contains various customary events of default, including payment defaults, defaults under certain other indebtedness, and a change of control of Concentrix.

Prior to it being amended in December 2021, Concentrix initially entered into its senior secured credit facility on October 16, 2020, to provide for the extension of revolving loans of up to $600,000 and term loan borrowings of up to $900,000. On November 30, 2020, in connection with the spin-off, the Company incurred the full $900,000 of term loan borrowings under the Credit Facility. Substantially all of the proceeds from such borrowings, net of debt issuance costs, were transferred to TD SYNNEX on November 30, 2020 to eliminate debt owed by Concentrix to TD SYNNEX and in exchange for the contribution of certain Concentrix trademarks from TD SYNNEX to Concentrix.

Beginning May 31, 2021, the outstanding principal of the Prior Term Loan was payable in quarterly installments of $11,250, with the unpaid balance due in full on the maturity date. During the fiscal year ended November 30, 2021, the Company paid $200,000 of the principal balance on the Prior Term Loan, including $166,250 of voluntary prepayments, without penalty.

At November 30, 2022 and 2021, no amounts were outstanding under the Revolver.

Securitization Facility

On July 6, 2022, the Company entered into an amendment to its accounts receivable securitization facility (the "Securitization Facility"), which was initially entered into on October 30, 2020, to (i) increase the commitment of the lenders to provide available borrowings from up to $350,000 to up to $500,000, (ii) extend the termination date of the Securitization Facility from October 28, 2022 to July 5, 2024, and (iii) replace LIBOR with SOFR as one of the reference rates used to calculate interest on borrowings under the Securitization Facility. In addition, the interest rate margins were amended, such that borrowings under the Securitization Facility that are funded through the issuance of commercial paper bear interest at the applicable commercial paper rate plus a spread of 0.70% and, otherwise, at a per annum rate equal to the applicable SOFR rate (which includes a SOFR related adjustment of 0.10%), plus a spread of 0.80%.

Under the Securitization Facility, Concentrix and certain of its subsidiaries (the "Originators") sell or otherwise transfer all of their accounts receivable to a special purpose bankruptcy-remote subsidiary of Concentrix (the "Borrower") that grants a security interest in the receivables to the lenders in exchange for available borrowings of up to $500,000. The amount received under the Securitization Facility is recorded as debt on the Company's consolidated balance sheets. Borrowing availability under the Securitization Facility may be limited by the Company's accounts receivable balances, changes in the credit ratings of the clients comprising the receivables, client concentration levels in the receivables, and certain characteristics of the accounts receivable being transferred (including factors tracking performance of the accounts receivable over time).

The Securitization Facility contains various affirmative and negative covenants, including a consolidated leverage ratio covenant that is consistent with the Credit Facility and customary events of default, including payment defaults, defaults under certain other indebtedness, a change in control of Concentrix, and certain events negatively affecting the overall credit quality of the transferred accounts receivable.

The Borrower's sole business consists of the purchase or acceptance through capital contributions of the receivables and related security from the Originators and the subsequent retransfer of or granting of a security interest in such receivables and related security to the administrative agent under the Securitization Facility for the benefit of the lenders. The Borrower is a separate legal entity with its own separate creditors who will be entitled, upon its liquidation, to be satisfied out of the Borrower's assets prior to any assets or value in the Borrower becoming available to the Borrower's equity holders, and the assets of the Borrower are not available to pay creditors of Concentrix and its subsidiaries.

On November 30, 2020, in connection with the spin-off, the Company incurred $250,000 of borrowings under the Securitization Facility. Substantially all of the proceeds from such borrowings were transferred to TD SYNNEX on November 30, 2020 to eliminate debt owed by Concentrix to TD SYNNEX and in exchange for the contribution of certain Concentrix trademarks from TD SYNNEX to Concentrix.

Covenant compliance

As of November 30, 2022, Concentrix was in compliance with all covenants for the above arrangements.

Future principal payments

As of November 30, 2022, future principal payments under the above loans for the subsequent fiscal years are as follows:

Fiscal Years Ending November 30,	Amount
2023	$ —
2024	394,000
2025	105,000
2026	105,000
2027	1,627,500
Total	$ 2,231,500

NOTE 10—REVENUE:

Disaggregated revenue

In the following tables, the Company's revenue is disaggregated by primary industry verticals and geographic location:

	Fiscal Years Ended November 30,		
	2022	2021	2020
Industry vertical:			
Technology and consumer electronics	$ 1,980,666	$ 1,759,203	$ 1,422,817
Retail, travel and ecommerce	1,184,086	985,550	796,324
Communications and media	1,076,289	1,005,283	954,234
Banking, financial services and insurance	967,810	862,033	712,469
Healthcare	608,169	489,855	392,686
Other	507,453	485,091	441,004
Total	$ 6,324,473	$ 5,587,015	$ 4,719,534

The following table presents revenue by geographical location where the Company's services are delivered. Shown below are the countries that account for the Company's revenue for the periods presented:

| | Fiscal Years Ended November 30, | | |
	2022	2021	2020
Revenue by geography:			
Philippines	$ 1,476,706	$ 1,335,326	$ 1,205,764
United States	1,388,514	884,777	812,903
India	811,492	723,495	615,291
Canada	326,162	338,255	215,248
Germany	232,282	233,001	173,513
Great Britain	211,219	307,109	235,006
Others	1,878,098	1,765,052	1,461,809
Total	$ 6,324,473	$ 5,587,015	$ 4,719,534

Deferred revenue contract liabilities and deferred costs to obtain or fulfill a contract are not material.

NOTE 11—TRANSACTIONS WITH FORMER PARENT:

The Company provides certain services related to its core business to TD SYNNEX, its former parent. Revenue from CX services to former parent is included in the statements of operations. The cost associated with such services is reported as cost of revenue in the statements of operations. The Company purchases certain products from TD SYNNEX and records compensation expense for share-based awards granted by TD SYNNEX to Concentrix employees prior to the spin-off. Prior to December 1, 2020, the Company received allocations of corporate expenses by way of a monthly management fee and received financing for acquisition and operations under the terms of intra-TD SYNNEX group borrowing arrangements.

Prior to December 1, 2020, the Company consisted of the CX business of TD SYNNEX and thus, transactions with TD SYNNEX were considered related party transactions. On December 1, 2020, in connection with the spin-off, the Company became an independent publicly-traded company. The following table presents the Company's related party transactions with TD SYNNEX prior to the spin-off.

	Fiscal Year Ended November 30, 2020
Revenue from customer experience services to Parent	$ 20,855
Purchases from Parent and its non-Concentrix subsidiaries	—
Interest expense on borrowings from Parent	50,615
Interest income on borrowings made to Parent	2,065
Corporate allocations	1,574
Share-based compensation	15,914

As of November 30, 2020, the payable to former parent and its non-Concentrix subsidiaries was primarily trade in nature.

Prior to the spin-off, TD SYNNEX had issued guarantees to certain of the Company's clients to guarantee the performance obligations of the Company's legal entities. These TD SYNNEX guarantees were released or replaced by Concentrix guarantees on or prior to the spin-off.

In connection with the spin-off, on November 30, 2020, the Company entered into a separation and distribution agreement, an employee matters agreement, a tax matters agreement and a commercial agreement with TD SYNNEX to set forth the principal actions to be taken in connection with the spin-off and define the Company's ongoing relationship with TD SYNNEX after the spin-off.

NOTE 12—PENSION AND EMPLOYEE BENEFITS PLANS:

The Company has a 401(k) plan in the United States under which eligible employees may contribute up to the maximum amount as provided by law. Employees become eligible to participate in the 401(k) plan on the first day of the month after their employment date. The Company may make discretionary contributions under the plan. Employees in most of the Company's non-U.S. legal entities are covered by government mandated defined contribution plans. During fiscal years 2022, 2021 and 2020, the Company contributed $83,792, $72,561 and $64,286, respectively, to defined contribution plans.

Defined Benefit Plans

The Company has defined benefit pension and retirement plans for eligible employees of certain non-U.S. legal entities. For eligible employees in the U.S., the Company maintains a frozen defined benefit pension plan ("the cash balance plan"), which includes both a qualified and non-qualified portion. The pension benefit formula for the cash balance plan is determined by a combination of compensation, age-based credits and annual guaranteed interest credits. The qualified portion of the cash balance plan has been funded through contributions made to a trust fund.

 The Company maintains funded or unfunded defined benefit pension or retirement plans for certain eligible employees in the Philippines, Malaysia, India, and France. Benefits under these plans are primarily based on years of service and compensation during the years immediately preceding retirement or termination of participation in the plans.

The Company's measurement date for all defined benefit plans and other post-retirement benefits is November 30. The plan assumptions for both the U.S. and non-U.S. defined benefit pension plans are evaluated annually and are updated as deemed necessary. Net benefit costs related to defined benefit plans were $9,437, $13,427 and $13,602, during fiscal years 2022, 2021 and 2020, respectively.

Components of pension cost for the Company's defined benefit plans are as follows:

	Fiscal Years Ended November 30,		
	2022	2021	2020
Service costs	$ 7,031	$ 8,148	$ 7,498
Interest costs on projected benefit obligation	6,828	6,284	8,385
Expected return on plan assets	(6,562)	(6,032)	(6,403)
Amortization and deferrals, net	1,540	4,542	2,851
Settlement charges	600	485	1,271
Total pension costs	$ 9,437	$ 13,427	$ 13,602

Service costs are recorded in cost of services and selling, general and administrative expenses while the remaining components of total pension costs are recorded within other expense (income), net in the consolidated statements of operations.

The status of the Company's defined benefit plans is summarized below:

| | Fiscal Years Ended November 30, | |
	2022	2021
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 266,620	$ 281,957
Service costs	7,031	8,148
Interest costs	6,828	6,284
Actuarial gains [1]	(43,290)	(6,679)
Benefits paid	(16,899)	(14,844)
Settlements	(4,676)	(5,893)
Foreign currency adjustments	(6,448)	(2,353)
Projected obligation at end of year	$ 209,166	$ 266,620
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 161,931	$ 147,558
Actual return on assets	(20,648)	13,534
Settlements	(5,195)	(5,893)
Employer contributions	12,776	14,563
Benefits paid	(10,754)	(7,711)
Foreign currency adjustments	(759)	(120)
Fair value of plan assets at end of year	$ 137,351	$ 161,931
Funded Status of Plans:		
Unfunded status	$ 71,815	$ 104,689

(1) The actuarial gains in fiscal year 2022 were primarily due to an increase in the discount rate for the Company's cash balance plan as of the November 30, 2022 measurement date.

Amounts recognized in the consolidated balance sheet and recorded within other accrued liabilities and other long-term liabilities as of November 30, 2022 and 2021 consist of the following:

| | As of November 30, | |
	2022	2021
Current liability	$ 14,913	$ 15,884
Non-current liability	56,902	88,805
Total	$ 71,815	$ 104,689

The accumulated benefit obligation for all defined benefit pension plans was $200,198 and $256,257 at November 30, 2022 and 2021, respectively.

The following weighted-average rates were used in determining the benefit obligations as of November 30, 2022 and 2021:

	As of November 30,	
	2022	**2021**
Discount rate	4.0% - 7.5%	1.2% - 5.3%
Interest crediting rate for cash balance plan	4.0 %	4.0 %
Expected rate of future compensation growth	1.8% - 8.8%	1.8% - 8.5%

The following weighted-average rates were used in determining the pension costs for the fiscal years ended November 30, 2022 and 2021:

	Fiscal Years Ended November 30,	
	2022	**2021**
Discount rate	1.2% - 5.3%	0.3% - 4.8%
Interest crediting rate for cash balance plan	4.0 %	4.0 %
Expected return on plan assets	1.0% - 7.0%	1.0% - 7.5%
Expected rate of future compensation growth	1.8% - 10.0%	1.8% - 8.5%

For the cash balance plan, the discount rate reflects the rate at which benefits could effectively be settled and is based on current investment yields of high-quality corporate bonds. The Company uses an actuarially-developed yield curve approach to match the timing of cash flows of expected future benefit payments by applying specific spot rates along the yield curve to determine the assumed discount rate.

The range of discount rates utilized in determining the pension cost and projected benefit obligation of the Company's defined benefit plans reflects a lower prevalent rate applicable to the frozen cash balance plan for eligible employees in U.S. and a higher applicable rate for the unfunded defined benefit plan for certain eligible employees in the Philippines, France and Malaysia. The plans outside the U.S. represented approximately 28% and 25% of the Company's total projected benefit obligation for all defined benefit plans as of November 30, 2022 and 2021, respectively.

Plan Assets

As of November 30, 2022 and 2021, plan assets for the cash balance plan consisted of common/collective trusts (of which approximately 62% are invested in equity backed funds and approximately 38% are invested in funds in fixed income instruments) and a private equity fund. The Company's targeted allocation was 60% equity and 40% fixed income. The investment objectives for the plan assets are to generate returns that will enable the plan to meet its future obligations. The Company's expected long-term rate of return was determined based on the asset mix of the plan, projected returns, past performance and other factors. The following table sets forth by level within the fair value hierarchy, total plan assets at fair value as of November 30, 2022 and 2021, including the cash balance plan and other funded benefit plans:

Investments	As of November 30, 2022	As of Quoted Prices in Active Markets for Identical Assets (Level 1)	As of Significant Other Observable Inputs (Level 2)	As of Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 4,034	$ 4,034	$ —	$ —
Common/collective trusts:				
Fixed income	47,439	—	47,439	—
U.S. large cap	31,352	—	31,352	—
U.S. small cap	8,567	—	8,567	—
International equity	36,773	—	36,773	—
Governmental bonds	6,073	—	6,073	—
Corporate bonds	2,998	—	2,998	—
Investment funds	—	—	—	—
Limited partnership	115	—	—	115
Total investments	$ 137,351	$ 4,034	$ 133,202	$ 115

Investments	As of November 30, 2021	As of Quoted Prices in Active Markets for Identical Assets (Level 1)	As of Significant Other Observable Inputs (Level 2)	As of Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$ 3,383	$ 3,383	$ —	$ —
Common/collective trusts:				
Fixed income	59,955	—	59,955	—
U.S. large cap	39,318	—	39,318	—
U.S. small cap	10,100	—	10,100	—
International equity	39,930	—	39,930	—
Governmental bonds	5,493	—	5,493	—
Corporate bonds	3,528	—	3,528	—
Investment funds	—	—	—	—
Limited partnership	224	—	—	224
Total investments	$ 161,931	$ 3,383	$ 158,324	$ 224

The Company's cash balance plan holds level 2 investments in common/collective trust funds that are public investment vehicles valued using a net asset value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV's unit price is quoted on a private market that may not be active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds. Level 3 investments are equity based funds that primarily invest in domestic early stage capital funds.

Benefit Payments

The following table details expected benefit payments for the cash balance plan and other defined benefit plans:

Fiscal Years Ending November 30,		
2023	$	42,913
2024		27,128
2025		24,466
2026		22,344
2027		21,037
Thereafter		87,286
Total	$	225,174

The Company expects to make approximately $1,877 in contributions during fiscal year 2023.

NOTE 13—LEASES:

The Company leases certain of its facilities and equipment under operating lease agreements, which expire in various periods through 2035. The Company's finance leases are not material.

The following table presents the various components of lease costs:

	Fiscal Years Ended November 30,					
		2022		2021		2020
Operating lease cost	$	199,609	$	203,508	$	202,852
Short-term lease cost		20,451		15,767		9,917
Variable lease cost		45,997		40,215		41,060
Sublease income		(3,226)		(1,738)		(1,668)
Total operating lease cost	$	262,831	$	257,752	$	252,161

The following table presents a maturity analysis of expected undiscounted cash flows for operating leases on an annual basis for the next five fiscal years and thereafter as of November 30, 2022:

Fiscal Years Ending November 30,		
2023	$	186,849
2024		152,785
2025		104,229
2026		55,500
2027		23,447
Thereafter		27,241
Total payments		550,051
Less: imputed interest*		(50,577)
Total present value of lease payments	$	499,474

*Imputed interest represents the difference between undiscounted cash flows and discounted cash flows.

The following amounts were recorded in the consolidated balance sheet as of November 30, 2022 and 2021:

| Operating leases | Balance sheet location | As of November 30, | |
		2022	2021
Operating lease ROU assets	Other assets, net	$ 473,039	$ 489,171
Current operating lease liabilities	Other accrued liabilities	158,801	153,329
Non-current operating lease liabilities	Other long-term liabilities	340,673	354,471

The following table presents supplemental cash flow information related to the Company's operating leases. Cash payments related to variable lease costs and short-term leases are not included in the measurement of operating lease liabilities, and, as such, are excluded from the amounts below:

| Cash flow information | Fiscal Years Ended November 30, | | |
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities	$ 196,168	$ 200,096	$ 206,585
Non-cash ROU assets obtained in exchange for lease liabilities	191,055	156,406	147,292

The weighted-average remaining lease term and discount rate as of November 30, 2022 and 2021, respectively, were as follows:

| Operating lease term and discount rate | As of November 30, | |
	2022	2021
Weighted-average remaining lease term (years)	3.72	3.81
Weighted-average discount rate	5.24 %	5.82 %

NOTE 14—INCOME TAXES:

The sources of income before the provision for income taxes are as follows:

| | Fiscal Years Ended November 30, | | |
	2022	2021	2020
United States	$ 7,883	$ 66,274	$ (64,491)
Foreign	597,120	489,422	332,386
Total income before income taxes	$ 605,003	$ 555,696	$ 267,895

Provision for income taxes consists of the following:

| | Fiscal Years Ended November 30, | | |
	2022	2021	2020
Current tax provision (benefit):			
Federal	$ 65,423	$ 54,809	$ 22,336
State	5,151	8,058	10
Foreign	129,613	112,981	100,588
	$ 200,187	$ 175,848	$ 122,934
Deferred tax provision (benefit):			
Federal	$ (19,596)	$ (19,119)	$ 49
State	(12,303)	(2,798)	(336)
Foreign	1,075	(3,812)	(19,563)
	(30,824)	(25,729)	(19,850)
Total income tax provision	$ 169,363	$ 150,119	$ 103,084

Provision for income taxes for fiscal year 2020 was increased by an adjustment of $26,823 ($17,203 current tax expense plus $9,600 deferred tax expense) to reflect the hypothetical tax impact if Concentrix was not part of TD SYNNEX' U.S. consolidated group and thereby suffered a much higher U.S. foreign tax credit limitation. The offset to the hypothetical tax expense was reflected in the former parent company investment balance, a component of equity on the consolidated balance sheet.

The following presents the breakdown of net deferred tax liabilities after netting by taxing jurisdiction:

| | As of November 30, | |
	2022	2021
Deferred tax assets	$ 48,541	$ 48,413
Deferred tax liabilities	105,458	109,471
Total net deferred tax liabilities	$ 56,917	$ 61,058

Net deferred tax liabilities consist of the following:

| | As of November 30, | |
	2022	2021
Assets:		
Net operating losses	$ 143,593	$ 68,360
Accruals and other reserves	41,119	48,469
Depreciation and amortization	13,319	12,625
U.S. interest limitation carry forward	4,026	984
Share-based compensation expense	7,505	4,464
Deferred revenue	4,335	4,629
Tax credits	8,415	2,506
Foreign tax credit	1,373	2,359
Operating lease liabilities	95,935	90,270
Intercompany loans payable	62,544	—
Other	17,616	16,607
Gross deferred tax assets	399,780	251,273
Valuation allowance	(103,169)	(31,016)
Total deferred tax assets	$ 296,611	$ 220,257
Liabilities:		
Intangible assets	$ 232,930	$ 160,802
Unremitted non-US earnings	31,223	32,199
Operating lease right-of-use assets	89,375	88,314
Total deferred tax liabilities	353,528	281,315
Net deferred tax liabilities	$ 56,917	$ 61,058

The valuation allowance relates primarily to certain state and foreign net operating loss carry forwards, foreign deferred items and state credits. The Company's assessment is that it is not more likely than not that these deferred tax assets will be realized.

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Years Ended November 30,		
	2022	**2021**	**2020**
Federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal income tax benefit	(1.4)%	0.6 %	(0.2)%
International rate difference	(2.7)%	(1.0)%	1.3 %
Withholding taxes	1.1 %	0.4 %	0.8 %
Uncertain tax benefits	(0.3)%	0.3 %	0.9 %
Changes in valuation allowance	1.3 %	(1.6)%	0.5 %
Impact of inclusion of foreign income [1]	9.2 %	2.8 %	3.3 %
Hypothetical current tax expense recorded for separate return basis presentation	— %	— %	10.0 %
Other [2]	(0.2)%	4.5 %	0.9 %
Effective income tax rate	28.0 %	27.0 %	38.5 %

(1)   Represents Subpart F income, Base Erosion and Anti-Abuse Tax (BEAT), and Global Intangible Low-Taxed Income (GILTI) (less Section 250 deduction), net of associated foreign tax credits.
(2)   Includes additional tax gain on the sale of CIS for the fiscal year ended November 30, 2021.

The Company's U.S. business has sufficient cash flow and liquidity to fund its operating requirements and the Company expects and intends that profits earned outside the United States will be fully utilized and reinvested outside of the United States with the exception of earnings of certain previously acquired non-U.S. entities. The Company has recorded deferred tax liabilities related to non-U.S. withholding taxes on the earnings likely to be repatriated in the future.

As of November 30, 2022, the Company had approximately $1,715,750 of undistributed earnings of its non-U.S. subsidiaries for which it has not provided for non-U.S. withholding taxes and state taxes because such earnings are intended to be reinvested indefinitely in international operations. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed. Accordingly, the Company has not provisioned U.S. state taxes and non-U.S. withholding taxes on the non-U.S. legal entities for which the earnings are permanently reinvested.

As of November 30, 2022, the Company had net operating loss carry forwards of approximately $344,847 and $52,815 for federal and state purposes, respectively. The federal net operating loss carry forward and the state net operating loss carry forwards will begin to expire in the fiscal year ending November 30, 2023. The increase in net operating loss carry forwards was due to the acquisition of ServiceSource and an incremental valuation allowance was established due to limitations under Section 382 of the Internal Revenue Code of 1986. The Company also had approximately $118,199 of foreign net operating loss carry forwards that will also begin to expire in fiscal year ending November 30, 2023 if not used. In addition, the Company has approximately $10,153 of various federal and state income tax credit carry forwards that, if not used, will begin to expire in the fiscal year ending November 30, 2023. Utilization of the acquired loss carry forwards may be limited pursuant to Section 382 of the Internal Revenue Code of 1986.

The Company enjoys tax holidays in certain jurisdictions, primarily China, Costa Rica, Nicaragua and the Philippines. The tax holidays provide for lower or zero rates of taxation and require various thresholds of investment and business activities in those jurisdictions. The estimated tax benefits from the above tax holidays for fiscal years 2022, 2021, and 2020 were approximately $10,315, $9,160, and $12,850, respectively.

The aggregate changes in the balances of gross unrecognized tax benefits, excluding accrued interest and penalties, during fiscal years 2022, 2021, and 2020 were as follows:

Balance as of November 30, 2019	$	48,928
Additions based on tax positions related to the current year		5,081
Additions for tax positions of prior years and acquisition		4,108
Settlements		(144)
Lapse of statute of limitations		(10,061)
Changes due to translation of foreign currencies		1
Balance as of November 30, 2020		47,913
Additions based on tax positions related to the current year		3,602
Reductions for tax positions of prior years		(1,638)
Settlements		(2,108)
Lapse of statute of limitations		(426)
Changes due to translation of foreign currencies		104
Balance as of November 30, 2021		47,447
Additions based on tax positions related to the current year		42,749
Settlements		(4,882)
Lapse of statute of limitations		(14,351)
Balance as of November 30, 2022	$	70,963

The Company conducts business globally and files income tax returns in various U.S. and non-U.S. jurisdictions. The Company is subject to continuous examination and audits by various tax authorities. Significant audits are underway in the United States and India. The Company is not aware of any material exposures arising from these tax audits or in other jurisdictions not already provided for.

Although timing of the resolution of audits and/or appeals is highly uncertain, the Company believes it is reasonably possible that the total amount of unrecognized tax benefits as of November 30, 2022 could decrease between $37,192 and $39,991 in the next twelve months. The Company is no longer subject to U.S. federal income tax audit for returns covering years through fiscal year 2017. The Company is no longer subject to non-U.S. or U.S. state income tax audits for returns covering years through fiscal year 2012 and fiscal year 2014, respectively.

The liability for unrecognized tax benefits was $78,501 and $56,308 at November 30, 2022 and November 30, 2021, respectively, and is included in other long-term liabilities in the consolidated balance sheets. As of November 30, 2022 and 2021, $40,793 and $48,438 of the total unrecognized tax benefits, net of federal benefit, would affect the effective tax rate, if realized. The Company's policy is to include interest and penalties related to income taxes, including unrecognized tax benefits, within the provision for income taxes. As of November 30, 2022 and 2021, the Company had accrued $7,538 and $8,861, respectively, in income taxes payable related to accrued interest and penalties. The net interest and penalties balance and the aggregate changes in the balance of gross unrecognized tax benefits as of November 30, 2021 include an immaterial prior period disclosure adjustment to properly present the balances. This disclosure adjustment resulted in no impact to the Company's consolidated balance sheets or consolidated statement of operations for any period presented.

Under the tax matters agreement with TD SYNNEX, the Company generally has liability and is required to indemnify TD SYNNEX for (1) any taxes incurred in the ordinary course of the Company's business by the Company or its subsidiaries and (2) a portion of the taxes for tax periods that ended on or prior to the distribution related to transactions between Concentrix and TD SYNNEX or their respective subsidiaries, or other transactions in which both Concentrix and TD SYNNEX or their respective subsidiaries received a financial benefit.

NOTE 15—COMMITMENTS AND CONTINGENCIES:

From time to time, the Company receives notices from third parties, including customers and suppliers, seeking indemnification, payment of money or other actions in connection with claims made against them. Also, from time to time, the Company has been involved in various bankruptcy preference actions where the Company was a supplier to the companies now in bankruptcy. In addition, the Company is subject to various other claims, both asserted and unasserted, that arise in the ordinary course of business. The Company evaluates these claims and records the related liabilities. It is possible that the liabilities ultimately incurred by the Company could differ from the amounts recorded.

Under the separation and distribution agreement with TD SYNNEX, the Company agreed to indemnify TD SYNNEX, each of its subsidiaries and each of their respective directors, officers and employees from and against all liabilities allocated to Concentrix under the separation and distribution agreement, which are generally those liabilities that relate to the CX business and the Company's business activities, whether incurred prior to or after the spin-off.

Under the tax matters agreement with TD SYNNEX, if the spin-off fails to qualify for tax-free treatment, the Company is generally required to indemnify TD SYNNEX for any taxes resulting from the spin-off (and related costs and other damages) to the extent such amounts result from (1) an acquisition of all or a portion of the Company's equity securities or assets by any means, (2) any action or failure to act by the Company after the distribution affecting the voting rights of the Company's stock, (3) other actions or failures to act by the Company, or (4) certain breaches of the Company's agreements and representations in the tax matters agreement. The Company's indemnification obligations to TD SYNNEX and its subsidiaries, officers, directors and employees are not limited by any maximum amount.

The Company does not believe that the above commitments and contingencies will have a material adverse effect on the Company's results of operations, financial position or cash flows.

NOTE 16—EARNINGS PER SHARE:

Basic and diluted earnings per common share ("EPS") are computed using the two-class method, which is an earnings allocation formula that determines EPS for each class of common stock and participating security.

Basic EPS is generally computed by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share is generally computed by dividing net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, increased to include the number of shares of common stock that would have been outstanding had potential dilutive shares of common stock been issued. The dilutive effect of restricted stock units and stock options are reflected in diluted net income per share by applying the treasury stock method. There were no Concentrix equity awards outstanding prior to the spin-off, thus the computation of basic and diluted earnings per common share for all prior year periods disclosed is calculated using the 51.6 million shares issued in connection with the spin-off.

		Fiscal Years Ended November 30,			
		2022	2021	2020	
Basic earnings per common share:					
Net income	$	435,049	$ 405,577	$	164,811
Less: net income allocated to participating securities[1]		(6,631)	(5,785)		—
Net income attributable to common stockholders	$	428,418	$ 399,792	$	164,811
Weighted average common shares - basic		51,353	51,355		51,602
Basic earnings per common share	$	8.34	$ 7.78	$	3.19
Diluted earnings per common share:					
Net income	$	435,049	$ 405,577	$	164,811
Less: net income allocated to participating securities[1]		(6,583)	(5,724)		—
Net income attributable to common stockholders	$	428,466	$ 399,853	$	164,811
Weighted-average number of common shares - basic		51,353	51,355		51,602
Effect of dilutive securities:					
Stock options and restricted stock units		387	559		—
Weighted-average number of common shares - diluted		51,740	51,914		51,602
Diluted earnings per common share	$	8.28	$ 7.70	$	3.19

(1) Restricted stock awards granted to employees by the Company are considered participating securities.

NOTE 17—STOCKHOLDERS' EQUITY:

Share repurchase program

In September 2021, the Company's board of directors authorized the Company to purchase up to $500,000 of the Company's outstanding shares of common stock from time to time as market and business conditions warrant, including through open market purchases or Rule 10b5-1 trading plans. The repurchase program has no termination date and may be suspended or discontinued at any time. During the fiscal years ended November 30, 2022 and 2021, the Company repurchased 842 and 138 shares, respectively, of its common stock for an aggregate purchase price of $120,819 and $25,100, respectively. The share repurchases were made on the open market and the shares repurchased by the Company are held in treasury for general corporate purposes. At November 30, 2022, approximately $354,085 remained available for share repurchases under the existing authorization from the Company's board of directors.

Dividends

During fiscal years 2022 and 2021, the Company has paid the following dividends per share approved by the Company's board of directors:

Announcement Date	Record Date	Per Share Dividend Amount	Payment Date
September 27, 2021	October 22, 2021	$0.25	November 2, 2021
January 18, 2022	January 28, 2022	$0.25	February 8, 2022
March 29, 2022	April 29, 2022	$0.25	May 10, 2022
June 27, 2022	July 29, 2022	$0.25	August 9, 2022
September 8, 2022	October 28, 2022	$0.275	November 8, 2022

On January 19, 2023, the Company announced a cash dividend of $0.275 per share to stockholders of record as of January 30, 2023, payable on February 10, 2023.

ITEM 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

ITEM 9A. CONTROL AND PROCEDURES

Evaluation of disclosure controls and procedures

Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by Rules 13a-15(b) or 15d-15(b) under the Exchange Act, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by Concentrix in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Report of management on internal control over financial reporting

Management's Report on Internal Control over Financial Reporting, as of November 30, 2022, appears in Part II, Item 8, of this Annual Report on Form 10-K, and is incorporated herein by reference.

The effectiveness of the Company's internal control over financial reporting, as of November 30, 2022, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which appears in Part II, Item 8, of this Annual Report on Form 10-K.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter of fiscal year 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Certain information required by this Item 10 is incorporated by reference to the material under the headings "Board of Directors," "Board Committees," "Proposals Requiring Your Vote—Proposal No. 1: Election of Directors," and "Our Named Executive Officers" in the Company's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than March 30, 2023.

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. To the extent disclosure for delinquent reports is being made, it can be found under the caption "Delinquent Section 16(a) Reports" in the Company's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than March 30, 2023, and is incorporated herein by reference.

Our Code of Ethical Business Conduct, with which our directors, officers and staff must comply, establishes legal and ethical standards for conducting our business, including in accordance with applicable Nasdaq listing standards and SEC regulations. Our Code of Ethical Business Conduct is available free of charge on the "Governance Documents" page of the Investor Relations section of our website at www.concentrix.com, and a copy may also be obtained, upon request, from our Corporate Secretary at 39899 Balentine Drive, Newark, California, 94560. Future waivers from, or amendments to, our Code of Ethical Business Conduct that apply to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions will be timely posted on the webpage referenced in this paragraph.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated by reference to the material under the headings "Board Committees—Compensation Committee," "Director Compensation," "Compensation Discussion and Analysis," "2022 Summary Compensation Table," "Grants of Plan-Based Awards in Fiscal Year 2022," "Outstanding Equity Awards at 2022 Fiscal Year-End," "Option Exercises and Stock Vested in Fiscal Year 2022," "Pension Benefits," "Potential Payments upon Termination or in Connection with a Change of Control," "CEO Pay Ratio," and "Corporate Governance—Risk Management" in the Company's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than March 30, 2023.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated by reference to the material under the headings "Beneficial Ownership of Securities" and "Equity Compensation Plan Information" in the Company's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than March 30, 2023.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated by reference to the material under the headings "Corporate Governance—Related Party Transactions" and "Board of Directors—Director Independence" in the Company's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than March 30, 2023.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the material under the heading "Proposals Requiring Your Vote—Proposal No. 2: Ratification of Appointment of Independent Registered Public

Accounting Firm" in the Company's definitive Proxy Statement for the 2023 Annual Meeting of Stockholders, which we will file with the SEC not later than March 30, 2023.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The consolidated financial statements of the Company filed as part of this Annual Report on Form 10-K are included in Item 8. Financial Statements and Supplementary Data.

(a)(2) Financial Statement Schedules

Schedules Omitted

Schedules other than Schedule II are omitted because they are not required or applicable under instructions contained in Regulation S-X or because the information called for is shown in the consolidated financial statements.

CONCENTRIX

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Fiscal Years Ended November 30, 2022, 2021 and 2020
(in thousands)
(Amounts may not add due to rounding)

	Balances at Beginning of Fiscal Year	Additions/ Deductions Charged to Revenue and Expense, net	Additions from Acquisitions	Reclassifications and Write-offs	Balances at End of Fiscal Year
Fiscal Year Ended November 30, 2022					
Allowance for deferred tax assets	$ 31,016	$ 9,269	$ 63,804	$ (920)	$ 103,169
Fiscal Year Ended November 30, 2021					
Allowance for deferred tax assets	$ 45,026	$ 239	$ —	$ (14,249)	$ 31,016
Fiscal Year Ended November 30, 2020					
Allowance for deferred tax assets	$ 44,892	$ 6,037	$ —	$ (5,903)	$ 45,026

(a)(3) Exhibits

Exhibit No.	Exhibit Description
2.1	Separation and Distribution Agreement, dated as of November 30, 2020, by and between the Company and SYNNEX Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 2, 2020).*
2.2	Agreement and Plan of Merger, dated as of November 19, 2021, by and among Concentrix Corporation, CNXC Merger Sub, Inc., ProKarma Holdings Inc. and Carlyle Partners VI Holdings, L.P. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on November 24, 2021).*
2.3	First Amendment to Agreement and Plan of Merger, dated as of December 20, 2021, by and among Concentrix Corporation, CNXC Merger Sub, Inc., ProKarma Holdings Inc. and Carlyle Partners VI Holdings, L.P. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 23, 2021).*
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 2, 2020).
3.2	Amended and Restated Bylaws of the Company, as amended (incorporated by reference by Exhibit 3.2 to the Company's Annual Report on Form 10-K filed on January 28, 2022).
10.1	Tax Matters Agreement, dated as of November 30, 2020, by and between the Company and SYNNEX Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 2, 2020).
10.2	Employee Matters Agreement, dated as of November 30, 2020, by and between the Company and SYNNEX Corporation (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 2, 2020).
10.3	SYNNEX-Concentrix Commercial Agreement, dated as of December 1, 2020, by and between Concentrix Solutions Corporation and SYNNEX Corporation (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 2, 2020).
10.4	Credit Agreement, dated as of October 16, 2020, by and among the Company, the subsidiaries of the Company named therein, the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed on October 30, 2020).
10.5	First Amendment to Credit Agreement and Joinder Agreement, dated as of December 27, 2021, by and among the Company, the subsidiaries of the Company named therein, the lenders party thereto, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 30, 2021).
10.6	Receivables Financing Agreement, dated as of October 30, 2020, by and among Concentrix Receivables, Inc., as borrower, the Company, as initial servicer, the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed on October 30, 2020).
10.7	Receivables Purchase Agreement, dated as of October 30, 2020, by and among Concentrix Receivables, Inc., the Company, as servicer, and the subsidiaries of the Company named therein, as originators (incorporated by refence to Exhibit 10.8 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed on October 30, 2020).

10.8	First Omnibus Amendment, dated as of May 5, 2021, by and among the Company, as servicer, Concentrix Receivables, Inc., as borrower, the subsidiaries of the Company named therein, as originators, the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on July 9, 2021).
10.9	Second Amendment to Receivables Financing Agreement, dated as of July 6, 2022, by and among Concentrix Receivables, Inc., as borrower, the Company, as servicer, the lenders party thereto, and PNC Bank, National Association, as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 8, 2022).
10.10	Offer Letter, dated as of November 24, 2020, by and between the Company and Christopher Caldwell (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 25, 2020).†
10.11	Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed on December 2, 2020).†
10.12	Form of Restricted Stock Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 22, 2021).†
10.13	Form of Restricted Stock Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (Non-Employee Directors) (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed on February 16, 2021).†
10.14	Form of Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed on February 16, 2021).†
10.15	Form of Stock Option Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 22, 2021).†
10.16	Form of Restricted Stock Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (2022) (incorporated by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on January 28, 2022).†
10.17	Form of Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (2022) (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on January 28, 2022).†
10.18	Form of Performance Restricted Stock Unit Award Agreement under the Concentrix Corporation 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed on January 28, 2022).†
10.19	Concentrix Corporation 2020 Employee Stock Purchase Plan, as amended (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on July 8, 2022).†
10.20	Concentrix Corporation Change of Control Severance Plan (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed on December 2, 2020).†
10.21	Form of Indemnification Agreement between the Company and individual directors and officers (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Registration Statement on Form 10 filed by Concentrix Corporation on October 13, 2020 (File No. 001-39494)).†
10.22	Service Agreement, effective as of January 7, 2019, by and between Concentrix CVG CMG UK Limited and Cormac Twomey (incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K filed on February 16, 2021).†
21.1	Subsidiaries of the Company.

23.1	Consent of KPMG LLP.
24.1	Power of Attorney (included on signature page of this report).
31.1	Certification of Chief Executive Officer pursuant to Rule 13a- 14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a- 14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit 101).

* Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Concentrix Corporation hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

† Management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of Form 10-K.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2023

CONCENTRIX CORPORATION

By: /s/ Christopher Caldwell
      Christopher Caldwell
      President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher Caldwell and Andre Valentine, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	**Title**	**Date**
/s/ Christopher Caldwell Christopher Caldwell	President and Chief Executive Officer (Principal Executive Officer) and Director	January 27, 2023
/s/ Andre Valentine Andre Valentine	Chief Financial Officer (Principal Financial and Principal Accounting Officer)	January 27, 2023
/s/ Teh-Chien Chou Teh-Chien Chou	Director	January 27, 2023
/s/ LaVerne Council LaVerne Council	Director	January 27, 2023

/s/ Jennifer Deason	Director	January 27, 2023
Jennifer Deason		
/s/ Kathryn Hayley	Director	January 27, 2023
Kathryn Hayley		
/s/ Kathryn Marinello	Director	January 27, 2023
Kathryn Marinello		
/s/ Dennis Polk	Director	January 27, 2023
Dennis Polk		
/s/ Ann Vezina	Director	January 27, 2023
Ann Vezina		



February 9, 2023

Dear Concentrix Corporation Stockholder:

We invite you to attend our 2023 Annual Meeting of Stockholders, which will be held at 10:00 a.m. Eastern Daylight Time on Thursday, March 23, 2023. The Annual Meeting will again be held in a virtual format to provide a safe and convenient experience for our stockholders. Stockholders who held shares of Concentrix Corporation common stock as of the record date of January 25, 2023 will be able to attend the meeting by logging in at *www.virtualshareholdermeeting.com/CNXC2023*. Details regarding attending and voting at the Annual Meeting and the business to be conducted at the meeting are described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Your vote is very important to our Board of Directors. Whether or not you attend the Annual Meeting, we encourage you to vote your shares of Concentrix Corporation common stock on the Internet, by toll-free telephone call or, if you have requested a paper copy of our proxy materials, by signing, dating and returning the proxy card in the envelope provided.

Thank you for your ongoing support of, and continued interest in, Concentrix Corporation.

Sincerely,

Kathryn Marinello
Chair of the Board

Chris Caldwell
Chief Executive Officer


NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
OF
CONCENTRIX CORPORATION

39899 Balentine Drive, Suite 235
Newark, California 94560


The 2023 Annual Meeting of Stockholders of Concentrix Corporation will be held in a virtual meeting format at *www.virtualshareholdermeeting.com/CNXC2023*, on Thursday, March 23, 2023 at 10:00 a.m. Eastern Daylight Time. We are holding the Annual Meeting to consider and act upon:

(1) the election of eight directors nominated by our Board of Directors and named in the Proxy Statement;

(2) the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023;

(3) the approval, on an advisory basis, of the compensation of our named executive officers; and

(4) such other business as may be properly brought before the meeting.

The Proxy Statement following this Notice describes these matters in detail. We have not received notice of any other proposals to be presented at the Annual Meeting.

You may attend and vote at the Annual Meeting if you were a Concentrix Corporation stockholder of record at the close of business on January 25, 2023, the record date for the Annual Meeting. Your vote is important. Whether or not you plan to attend the Annual Meeting, please vote your shares of Concentrix Corporation common stock promptly on the Internet, by toll-free telephone call or, if you have requested a paper copy of our proxy materials, by signing, dating and returning the proxy card in the envelope provided. Voting your shares prior to the Annual Meeting will not prevent you from changing your vote through the virtual meeting platform if you choose to attend the meeting.

By order of the Board of Directors,

Jane C. Fogarty
Executive Vice President, Legal
and Corporate Secretary

Newark, California
February 9, 2023

TABLE OF CONTENTS



PROXY STATEMENT

OVERVIEW OF PROXY STATEMENT AND 2023 ANNUAL MEETING

The following summary highlights information contained elsewhere in this Proxy Statement to assist you in reviewing the matters to be considered at the Concentrix Corporation 2023 Annual Meeting of Stockholders. In this Proxy Statement, "we," the "Company," and "Concentrix" refer to Concentrix Corporation. The summary does not contain all of the information that you should consider, and you should carefully read the entire Proxy Statement, as well as our Annual Report on Form 10-K for the year ended November 30, 2022, before voting. This Proxy Statement and a proxy card are first being sent to stockholders on or about February 9, 2023.

Attending the Annual Meeting

Date and Time:	**Record Date:**
Thursday, March 23, 2023	January 25, 2023
10:00 a.m. Eastern Daylight Time	

Virtual Meeting Platform: *www.virtualshareholdermeeting.com/CNXC2023*

Voting at the Annual Meeting

Telephone:	**Online:**	**Mail:**	**At the Meeting:**
(800) 690-6903	*www.proxyvote.com*	Return proxy card	Through the virtual
24 hours a day	24 hours a day	in the postage-paid	meeting platform
7 days a week	7 days a week	envelope provided	

Annual Meeting Agenda

Proposal 1:	Proposal 2:	Proposal 3:
Election of Directors	Ratification of Appointment of	Advisory Vote on Executive
(see page 16)	KPMG LLP	Compensation

The following table provides summary information about our eight director nominees, each of whom currently serves on our Board of Directors. Concentrix is committed to diversity and inclusion across our organization and believes this starts with our highly skilled and diverse Board. A majority of our initial Board members are women, and one quarter are ethnically diverse. Our Board of Directors recommends that you vote **FOR** each of the director nominees.

Name and Principal Occupation	Age	Director Since	Independent	Current Committees
Chris Caldwell *President and CEO, Concentrix Corporation*	50	2020	No	Executive
Teh-Chien Chou *President, Harbinger Venture Management Co., Ltd.*	65	2020	Yes	Audit (Chair), Executive, Nominating and Governance
LaVerne H. Council *Chief Executive Officer, Emerald One, LLC*	61	2020	Yes	Audit, Compensation
Jennifer Deason *Chairwoman, Belong Acquisition Corp.*	47	2020	Yes	Audit, Nominating and Governance
Kathryn Hayley *Chief Executive Officer, Rosewood Advisory Services, LLC*	64	2020	Yes	Compensation (Chair), Executive, Nominating and Governance
Kathryn Marinello *Chief Executive Officer, PODS*	66	2020	Yes	Executive
Dennis Polk *Executive Chair, TD SYNNEX Corporation*	56	2020	No	None
Ann Vezina *Former Executive, Xerox Business Services*	59	2020	Yes	Compensation, Executive, Nominating and Governance (Chair)

Diverse Board Composition

% Women	% Ethnically Diverse	Age







| Proposal 1: | **Proposal 2:** | Proposal 3: |
| Election of Directors | **Ratification of Appointment of KPMG LLP (see page 20)** | Advisory Vote on Executive Compensation |

KPMG LLP has been our independent registered public accounting firm since 2019. Our Board of Directors recommends that you vote **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023.

| Proposal 1: | Proposal 2: | **Proposal 3:** |
| Election of Directors | Ratification of Appointment of KPMG LLP | **Advisory Vote on Executive Compensation (see page 21)** |

Consistent with Securities and Exchange Commission (the "SEC") regulations, we are holding a non-binding advisory vote on executive compensation, commonly known as "say-on-pay," to provide our stockholders with an opportunity to express their views on our named executive officers' compensation.

Fiscal year 2022 was the first year of our newly developed executive compensation program, which was developed by our Compensation Committee in fiscal year 2021 after we became a standalone public company in December 2020. Our executive compensation program is designed to support our culture, to attract, retain, and motivate executives who can contribute to our future success as a global organization, and to reinforce the achievement of strategic financial metrics aligned with long-term sustainable profitability and growth. The program emphasizes pay-for-performance, with a significant portion of executive compensation at-risk and subject to the achievement of performance metrics that are aligned to our strategy and long-term stockholder value. This includes the performance-based equity incentive program that we implemented in fiscal year 2022 in which one-half of our executive officers' long-term compensation is comprised of performance-based restricted stock units. See "Compensation Discussion and Analysis" in this Proxy Statement for a discussion of our executive compensation program and the compensation earned by our executive officers in fiscal year 2022.

Our executive compensation program and compensation philosophy is also supported by policies and practices that reflect our commitment to do right by and for people, including the following:

What We Do	What We Do Not Do
☐ Balance cash and equity compensation with a strong emphasis on pay-for-performance and at-risk compensation	☒ No guaranteed minimum payouts or uncapped incentive award opportunities
☐ Enhance retention and alignment with long-term stockholder value through multi-year performance periods and vesting cycles	☒ No excessive perquisites or personal benefits for executive officers
☐ Provide incentive award opportunities based on metrics that promote long-term stockholder value	☒ No easily achievable target performance goals
☐ Require executive officers and directors to own and retain shares of Common Stock that have significant value to strengthen alignment with stockholder interests	☒ No hedging transactions, short sales or other derivative transactions in our Common Stock by our directors, officers and staff
☐ Assess the competitiveness of our executive compensation program by comparison to a group of peer companies	☒ No single-trigger change of control benefits or special retirement plans for executive officers
☐ Maintain a clawback policy that provides for the recoupment of incentive compensation in the event of a restatement of our financial statements	

Our Board of Directors recommends that you vote **FOR** the approval, on an advisory basis, of the compensation of our named executive officers.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE CONCENTRIX CORPORATION ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 23, 2023:

This Proxy Statement is being furnished to you in connection with the solicitation by the Company's Board of Directors (the "Board") of proxies to be used at our 2023 Annual Meeting of Stockholders (the "Annual Meeting") and any adjournments or postponements thereof. As permitted by SEC rules, we are furnishing our proxy materials, which include our 2022 Annual Report to Stockholders and this Proxy Statement, to stockholders by providing access to the proxy materials on the Internet at *www.proxyvote.com*. We are mailing stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the proxy materials and how to vote by proxy online. Stockholders can request a printed copy of the proxy materials by following the instructions in the Notice.

ABOUT THE ANNUAL MEETING

Who May Attend and Vote at the Annual Meeting

You may vote at the Annual Meeting if you were a holder of shares of Concentrix Corporation common stock, par value $0.0001 per share ("Common Stock"), as of the close of business on January 25, 2023 (the "record date"). As of the record date, 52,069,044 shares of Common Stock were outstanding. Each share of Common Stock is entitled to one vote on each matter presented for action at the Annual Meeting.

How to Attend the Annual Meeting

Our Annual Meeting will again be held in a virtual format to provide a safe and convenient experience for our stockholders. The Annual Meeting will be conducted via live webcast at 10:00 a.m. Eastern Daylight Time on Tuesday, March 23, 2023. Stockholders who held shares of Common Stock as of the record date for the Annual Meeting can participate in the virtual Annual Meeting and ask questions about matters that are relevant to the items of business on the agenda.

To attend, participate in, vote, ask questions, and examine the list of stockholders during the virtual Annual Meeting, stockholders who held shares of Common Stock as of the close of business on the record date should visit *www.virtualshareholdermeeting.com/CNXC2023* and enter the unique 16-digit control number that was included on the notice of internet availability, proxy card, or the instructions that accompanied your proxy materials. You are welcome to log in as early as 15 minutes before the start time of the Annual Meeting on March 23, 2023.

The virtual meeting platform is supported across internet browsers and devices (*e.g.*, desktops, laptops, tablets, and cell phones). If you plan to attend the live webcast, we recommend a strong WiFi or internet connection for the best viewing experience. We encourage you to access the virtual meeting platform before the meeting begins to confirm your log-in credentials, familiarize yourself with the platform and ensure that your streaming audio is working correctly. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting login page.

How to Vote at the Annual Meeting

The Board is asking for your proxy in advance of the Annual Meeting. Giving your proxy means that you authorize the individuals designated as proxies to vote your shares of Common Stock at the Annual Meeting in the manner you direct. You may give your proxy or otherwise vote your shares of Common Stock in one of several ways, depending on how you hold your shares.

Stockholders of Record. If your shares of Common Stock are registered directly in your name with the Company's transfer agent on the record date, you are considered the "stockholder of record" of those shares and you may:



Vote your shares of Common Stock by proxy by calling (800) 690-6903, 24 hours a day, seven days a week until 11:59 p.m. Eastern Daylight Time on March 22, 2023. Please have your proxy card on hand when you call. The telephone voting system has easy-to-follow instructions and provides confirmation that the system has properly recorded your vote.

OR



Vote your shares of Common Stock by proxy by visiting the website *www.proxyvote.com*, 24 hours a day, seven days a week until 11:59 p.m. Eastern Daylight Time on March 22, 2023. Please have your proxy card on hand when you access the website. The website has easy-to-follow instructions and provides confirmation that the system has properly recorded your vote.

OR



If you have requested or receive paper copies of our proxy materials by mail, vote your shares of Common Stock by proxy by signing, dating and returning the proxy card prior to the Annual Meeting in the postage-paid envelope provided. If you vote by telephone or over the Internet, you do not need to return your proxy card by mail.

OR



Vote your shares of Common Stock by attending the Annual Meeting virtually and submitting your vote through the virtual meeting platform at *www.virtualshareholdermeeting.com/CNXC2023*.

For information about shares of Common Stock registered in your name, call Computershare toll free at (877) 373-6374 or access your account via the Internet at *www.computershare.com/investor*.

Beneficial Owners. If you hold your shares of Common Stock in a brokerage account or through a bank or other nominee, your broker, bank or other nominee is considered the "stockholder of record" and you are considered the "beneficial owner" of the shares. In this case, your broker, bank or other nominee is responsible for providing you with instructions on how to vote. If you are a beneficial owner and want to vote your shares of Common Stock at the virtual Annual Meeting, you will need the unique 16-digit control number that appears on the instructions that accompanied the notice of internet availability or the proxy materials that you received.

If you do not instruct your broker, bank or other nominee on how to vote your shares of Common Stock, it will have discretionary authority to vote your shares on the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023 (Proposal 2). However, your broker, bank or other nominee will not be permitted to vote your shares (a "broker non-vote") on the election of directors (Proposal 1) or the advisory vote to approve our executive compensation (Proposal 3).

Voting by Proxy. Your vote by proxy covers all shares of Common Stock registered in your name. If you vote your shares of Common Stock by proxy (whether on the Internet, by toll-free telephone call or by returning a proxy card by mail) and you do not direct specific voting instructions, the shares represented will be voted consistent with the Board's recommendations:

- **FOR** the election of all eight director nominees named in this Proxy Statement;

- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2023;

- **FOR** the approval, on an advisory basis, of the compensation of our named executive officers; and

- In the discretion of the proxy holders on any other matters properly brought before the meeting.

> *Your vote is important. Whether or not you plan to attend the virtual Annual Meeting, please vote by proxy on the Internet, by toll-free telephone call or, if you have requested a paper copy of our proxy materials, by signing, dating and returning the proxy card.*

401(k) Plan Shares. If you own shares of Common Stock in the Concentrix Corporation Retirement and Savings Plan (the "401(k) Plan"), your proxy card also covers those shares. The trustee of the 401(k) Plan will vote your 401(k) Plan shares as directed by you. If you do not provide voting instructions, the trustee of the 401(k) Plan will vote your 401(k) Plan shares in proportion to the voting instructions it has received. To vote your 401(k) Plan shares, you may use one of the methods described above under "Stockholders of Record," but your vote must be received by 11:59 p.m. Eastern Daylight Time on March 20, 2023.

How to Change or Revoke Your Vote

Attending the virtual Annual Meeting does not automatically revoke or cancel your prior vote by proxy. If you are a stockholder of record, you may change or revoke your vote by proxy if you:

- Deliver a written notice of revocation to our Corporate Secretary prior to votes being cast at the Annual Meeting;

- Execute and return a later-dated proxy prior to votes being cast at the Annual Meeting;

- Cast a new vote by proxy on the Internet or by toll-free telephone call before 11:59 p.m. Eastern Daylight Time, on March 22, 2023; or

- Attend the virtual Annual Meeting and submit a new vote through the virtual meeting platform.

If you are a beneficial owner, follow the instructions provided by your broker, bank or other nominee to revoke your vote by proxy, if applicable.

Quorum

We will have a quorum to conduct business at the Annual Meeting if holders of a majority of the outstanding shares of Common Stock as of the close of business on the record date are present or represented by proxy at the meeting. In determining a quorum, shares of Common Stock held by stockholders who abstain from voting or whose shares are represented by broker non-votes on any proposal will be considered present at the Annual Meeting.

CORPORATE GOVERNANCE

Governance Policies

Our Corporate Governance Guidelines, Code of Ethical Business Conduct and Human Rights Policy are available on the "Governance Documents" page of the Investor Relations section of our website at *www.concentrix.com*, and copies of each may be obtained upon request from our Corporate Secretary. Our Corporate Governance Guidelines contain information about the structure and functioning of our Board, including with respect to Board and Committee composition, independence, membership criteria and stock ownership guidelines.

We rely on our Code of Ethical Business Conduct to communicate the legal and ethical standards for how we conduct our business, including our adherence to applicable Nasdaq Stock Market ("Nasdaq") listing standards and SEC regulations. All of our directors, executive officers and employees are required to comply with the Code of Ethical Business Conduct, and we translate the Code into approximately 20 languages to ensure our staff around the globe can read it in their primary languages.

Our Human Rights Policy reinforces our commitment to human rights and supplements our Code of Ethical Business Conduct by setting out key principles that we strive to adhere to in the protection of liberty, freedom and other human rights, consistent with the Universal Declaration of Human Rights.

We have a robust whistleblower program that is overseen by the Audit Committee. Stockholders, staff, clients and other interested parties can anonymously submit complaints, including violations of the Code of Ethical Business Conduct, online or through a written communication sent to the Chair of the Audit Committee. Information regarding the reports received through our whistleblower program are reviewed quarterly with the Audit Committee.

We intend to disclose any waivers from, or amendments to, our Code of Ethical Business Conduct that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions that are required to be disclosed by Item 5.05 of Form 8-K by timely posting disclosure of such events on our website at *www.concentrix.com*. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.

Related Party Transactions

Our written related party transactions policy requires our Audit Committee to review any transaction, arrangement or relationship or series thereof that will involve more than $120,000 in which the Company is a participant, and in which any related party (directors, executive officers, holders of more than five percent of the Common Stock and immediate family members of any of the foregoing) has a direct or indirect interest (each a "related party transaction"). In determining whether to ratify or approve a related party transaction, the Audit Committee will consider, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related party's interest in the transaction, the approximate dollar value of the transaction, and whether the proposed transaction includes any potential reputational risk to the Company. Executive officer and non-employee director compensation reported in this proxy statement is not considered a related party transaction.

Since the beginning of our fiscal year 2022, there have been no related party transactions and, as of the date of this Proxy Statement, no related party transactions are proposed.

Risk Management

The Board, directly and indirectly through its committees, oversees the Company's risk management process, including risks related to climate change, executive officer succession planning and cybersecurity. The full Board is informed of each committee's risk oversight activities through regular reports from the committee chairs. In addition, Board members generally attend committee meetings for which they are not members in a non-voting capacity to remain aware of, and provide input on, the matters addressed by those committees. Strategic, operational, financial and competitive risks are presented and discussed at the Board's quarterly meetings, and the Board conducts an annual review of our long-term strategic plans.

At the committee level, the Audit Committee has oversight responsibility for our risk assessment and management activities, including with respect to information technology, cybersecurity and privacy. The Nominating and Governance Committee assists the Board in overseeing the Company's governance risks, including Board composition and succession, and compliance with SEC and Nasdaq regulations related to corporate governance. The Compensation Committee oversees the Company's compensation policies and practices and related human capital and compensation risks.

Compensation Risk Assessment. In consultation with the Compensation Committee and the Compensation Committee's independent compensation consultant, members of management from the Company's People Solutions and Legal departments annually assess whether the Company's compensation policies and practices encourage excessive or inappropriate risk-taking by our employees, including employees other than our named executive officers. The risk assessment in fiscal year 2022 included a review of compensation policies and practices, the design of our incentive plans and policies, the risk characteristics of our business, the alignment of our compensation programs to our company strategy, our internal controls and related risk management programs, and the compensation programs' risk mitigation features.

Management reported its findings to the Compensation Committee, and after review and discussion, the Compensation Committee concluded that our compensation programs do not encourage executive officers or other employees to take unnecessary or excessive risks that are reasonably likely to have a material adverse effect on our business. Factors considered by the Compensation Committee as part of its review include:

- Our compensation programs have a balance of short- and long-term incentive programs that measure performance against multiple metrics that enhance long-term stockholder value, aligning our team with our short- and long-term strategy.

- Incentive award opportunities have appropriate thresholds and caps, are plotted along a continuum, and are not highly leveraged with significant escalations in payout for incremental performance.

- Long-term incentive awards align the interests of equity award recipients with those of stockholders.

- Equity awards have multi-year vesting provisions, which promote long-term value creation, aid in retention, and reduce the potential for short-term risk taking.

- Our share ownership guidelines require our executive officers and directors to own a significant amount of Common Stock so that each individual has personal wealth tied to our long-term success and is thereby aligned with stockholder interests.

- Our compensation programs are evaluated against peer data to maintain competitiveness and market appropriateness in light of our industry, size and performance.

- The Compensation Committee receives input from an independent compensation consultant on executive compensation programs.

- Our Insider Trading Policy restricts trading of Company securities by executive officers and other leaders to open trading windows following pre-clearance by our Legal Department and prohibits hedging, short sales and other derivative transactions in the Company's securities.

BOARD OF DIRECTORS

Leadership Structure

The Board regularly considers its leadership structure and believes that it is important to retain the flexibility to determine the appropriate leadership structure for the Company and its stockholders. Since the Company became a standalone public company upon the completion of our separation (the "spin-off") from SYNNEX Corporation (now TD SYNNEX Corporation) ("TD SYNNEX") in December 2020, the Board has maintained separate roles for the Chief Executive Officer ("CEO") and Board Chair with Ms. Marinello serving as Chair of the Board. This separation enables the CEO to focus on the Company's operations and day-to-day management of the Company, while the Chair focuses on leading the Board in its responsibilities.

Director Independence

The Board annually reviews the independence of each director. Our Corporate Governance Guidelines require that a majority of the Board members qualify as independent directors under the Nasdaq listing standards. Based on the information provided by each director and the Board's most recent review, the Board has determined that each of Mr. Chou and Mses. Council, Deason, Hayley, Marinello and Vezina qualifies as independent. Mr. Caldwell is not considered independent due to his current employment as our President and Chief Executive Officer. Mr. Polk is not considered independent due to his role as an executive officer of TD SYNNEX, which was the parent company of Concentrix prior to our spin-off in December 2020.

In evaluating the independence of Ms. Marinello, the Board considered the engagement of Concentrix to provide customer experience ("CX") solutions for PODS for whom Ms. Marinello serves as Chief Executive Officer. In fiscal year 2022, PODS made payments to Concentrix of approximately $14.2 million in connection with these services, which represented less than 0.25% of our fiscal year 2022 revenue. The Board has determined that this arms-length commercial relationship does not affect the ability of Ms. Marinello to exercise independent judgment in carrying out her responsibilities as a member of the Board.

Director Qualifications and Nomination Process

The Nominating and Governance Committee is responsible for identifying, screening and recommending persons for nomination by the Board for election as directors. In accordance with our Corporate Governance Guidelines and with oversight from the Board, the Nominating and Governance Committee regularly assesses the skills and experience of the current Board members. Areas of focus include:

- experience in industries of importance to the Company's business, including technology, communications and media, retail, travel and e-commerce, banking, financial services and insurance, and healthcare;

- expertise in areas relevant to the Board's oversight responsibilities, including senior management of a large organization and experience with global business, mergers and acquisitions, finance, marketing and sales, human resources, information technology and cybersecurity, business development and strategy, and governance;

- a multi-stakeholder viewpoint and commitment to global citizenship that recognizes the importance of environmental, social and corporate governance factors in oversight of the Company;

- diversity of race, ethnicity, gender, age, cultural background and professional experiences;

- personal qualities of leadership, character, judgment and whether the candidate possesses and maintains a reputation for integrity, trust, respect, competence and adherence to the highest ethical standards; and

- whether the individual is free of conflicts and has the time required for preparation, participation and attendance at all meetings.

The Nominating and Governance Committee reviews these areas in the context of the current composition of the Board, identifying areas of present need and potential gaps in the future. In determining whether to nominate an individual for election or an incumbent director for re-election, the Nominating and Governance Committee and the Board consider the factors described above as well as an incumbent director's satisfactory performance and other matters they deem relevant. These factors are considered in the judgment of the Nominating and Governance Committee and the Board, and no rigid formula or weighting is applied.

Suggestions for director nominees can be brought to the Board's attention by the Nominating and Governance Committee, by individual members of the Board or by stockholders. The Nominating and Governance Committee also has the authority to engage third-parties to assist in identifying candidates. Candidates recommended by stockholders are evaluated in the same manner as candidates recommended by members of the Board or external advisors.

Our Bylaws contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the Board at an Annual Meeting. In order to nominate a candidate for Board membership, a stockholder must give timely notice in writing to our Corporate Secretary and otherwise comply with the provisions of our Bylaws. To be timely, our Bylaws provide that we must have received the stockholder's notice not more than 120 days nor less than 90 days in advance of the anniversary of the date of our proxy statement for the prior year's Annual Meeting. However, if no Annual Meeting was held in the prior year or the current Annual Meeting is scheduled for a date more than 30 days before or after the anniversary of the prior year's Annual Meeting, we must receive the stockholder's notice by the later of the 90th day prior to the current Annual Meeting and the 10th day following public disclosure of the date of the current Annual Meeting. Information required by our Bylaws to be in the notice includes the name, age, and business and residential addresses of the nominee and the person making the nomination, the principal occupation of the nominee, the number of shares of Common Stock owned by the nominee, the nominee's written consent to serve, if elected, and other information about the nominee that must be disclosed in proxy solicitations under Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder. Stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also provide notice that sets forth the information required by Rule 14a-19 of the Exchange Act no later than 60 days prior to the anniversary of the prior year's Annual Meeting.

Stockholder nominations must be made in accordance with the procedures outlined in, and include the information required by, our Bylaws and must be sent by a nationally recognized courier service or mailed by first class United States mail, postage or delivery charges prepaid, to Concentrix Corporation, Attention: Corporate Secretary, 39899 Balentine Drive, Suite 235, Newark, California 94560.

Board Diversity

Concentrix is committed to diversity and inclusion, and the highly diverse nature of the Board reflects that commitment. Our Corporate Governance Guidelines articulate the Company's belief that a variety of experiences and points of view contributes to a more effective decision-making process and the Board's commitment to consider diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership.

The below Board Diversity Matrix reports self-identified diversity statistics for the Board in the format required by Nasdaq's rules.

Board Diversity Matrix (as of February 9, 2023)				
Total Number of Directors	8			
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	5	3	0	0
Part II: Demographic Background				
African American or Black	1	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	0	1	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	4	2	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0			
Did Not Disclose Demographic Background	0			

Meetings

The Board held nine meetings in fiscal year 2022. All of the quarterly meetings included executive sessions of the non-employee directors without management present. Each of the Board's Committees also regularly met in executive sessions, generally at the Committee's quarterly meetings. In the aggregate, the directors attended more than 97% of the total number of meetings of the Board and the committees on which they served, and each director attended more than 89% of the total number of meetings of the Board and the committees on which they served. Directors are expected to attend the Annual Meeting, and all directors attended the 2022 Annual Meeting of Stockholders.

Contacting the Board

The Board has established a process for stockholders and other interested persons to send communications to directors. Stockholders who wish to communicate with the Board as a whole or to non-employee directors, may send communications in writing to: Kathryn Marinello, Chair, Concentrix Corporation, 39899 Balentine Drive, Suite 235, Newark, California 94560 or Allison Leopold Tilley, Pillsbury Winthrop Shaw Pittman LLP, 2550 Hanover Street, Palo Alto, California 94304. Stockholders must include their name and address in the written communication and indicate whether they are a stockholder of Concentrix or other interested person. Ms. Marinello and Ms. Leopold Tilley will review any communication received from a stockholder or other interested person, and all material communications from stockholders or other interested persons will be forwarded to the appropriate director or directors or Board committee based on the subject matter.

BOARD COMMITTEES

Our Board has four standing committees: Audit; Compensation; Executive; and Nominating and Governance. The Audit, Compensation, and Nominating and Governance Committees are comprised solely of directors that are independent under applicable Nasdaq rules. Each standing committee has a written charter that has been approved by the Board and can be found on the "Governance Documents" page of the Investor Relations section of our website at *www.concentrix.com*. Copies of the committee charters are also available in printed form to any stockholder who submits a request to our Corporate Secretary. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC. Further information about each of the Board's standing committees is set forth below.

AUDIT COMMITTEE

Current Members: Chou (Chair), Council, Deason; Audit Committee Financial Experts: Chou, Deason
Eight Meetings in 2022

The Audit Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control, and legal compliance functions. The Audit Committee reviews our financial statements and the periodic filings we make with the SEC. The Audit Committee oversees the audit work of our independent registered public accounting firm by approving the services performed by our independent registered public accounting firm, evaluating the independence of the accounting firm, and reviewing the accounting firm's reports regarding our accounting practices and internal controls. The Audit Committee also has oversight responsibility for our risk assessment and management activities, including with respect to information technology, cybersecurity and privacy. Management reports to the Audit Committee on the status of the Company's key cybersecurity controls and audits on a quarterly basis.

The Audit Committee is comprised solely of independent directors. Each of the current members of the Audit Committee is financially literate, and Mr. Chou and Ms. Deason have been determined by the Board to be audit committee financial experts. No current member of the Audit Committee serves on the Audit Committee of more than three public companies.

Audit Committee Report. As set forth in the Audit Committee charter, the Audit Committee provides oversight regarding the Company's accounting, financial reporting, internal control, internal audit and legal compliance practices, including the integrity of the Company's financial statements. The Company's management is responsible for the preparation of the Company's financial statements, its accounting and financial reporting principles, and internal controls and procedures. The Company's independent public accountants are responsible for auditing the Company's financial statements. During fiscal year 2022, KPMG LLP ("KPMG") served as the Company's independent public accountants.

The Company's management has represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the Company's audited consolidated financial statements with management and KPMG. In connection with this review, the Audit Committee discussed and reviewed with KPMG the matters required to be discussed under Public Company Accounting Oversight Board ("PCAOB") Auditing Standard 1301 (Communication with Audit Committees), and the Audit Committee, with and without management present, discussed and reviewed the results of KPMG's examination of the Company's financial statements, including the quality, not just the acceptability of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company's financial statements.

The Audit Committee has also discussed with KPMG, with and without management present, KPMG's audit of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting.

In discharging its oversight responsibility related to the audit process, the Audit Committee obtained from KPMG written disclosures regarding auditors' independence as required by PCAOB Ethics and Independence Rule 3526 (Communications with Audit Committees Concerning Independence). In accordance with the foregoing standard, the Audit Committee discussed with KPMG matters related to KPMG's independence and satisfied itself as to the firm's independence. The Audit Committee also considered the compatibility of non-audit services with the firm's independence. The Audit Committee has determined that the provision of certain non-audit services is compatible with maintaining the independence of KPMG as the Company's independent public accountants, subject to ongoing review and approval by the Audit Committee.

Based on the above-mentioned reviews and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2022 for filing with the SEC. The Board approved this recommendation.

Audit Committee

Teh-Chien Chou, *Chair*
LaVerne H. Council
Jennifer Deason

| **COMPENSATION COMMITTEE** |
| Current Members: Hayley (Chair), Council, Vezina |
| Six Meetings in 2022 |
| The Compensation Committee oversees our general compensation policies and approves the compensation provided to our executive officers, including the structure, metrics and goals for annual and long-term incentive plans, and the compensation provided to our non-employee directors. The Compensation Committee also reviews, administers, and approves equity-based compensation for our staff and our non-employee directors and administers our equity incentive plan and employee stock purchase plan.

The Compensation Committee is responsible for overseeing human capital and compensation risks, including evaluating and assessing risks arising from our compensation policies and practices for all employees and ensuring executive compensation is aligned with performance. |

Compensation Committee Interlocks and Insider Participation. No member of the Compensation Committee is a current or former officer or employee of the Company, or had any relationship requiring disclosure by the

Company under Item 404 of Regulation S-K. No member of the Board is an executive officer of another company for which an executive officer of the Company serves as a director.

Compensation Committee Report. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K of the Securities Act of 1933 and, based on that review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated in our Annual Report on Form 10-K for the fiscal year ended November 30, 2022.

Compensation Committee

Kathryn Hayley, *Chair*
LaVerne H. Council
Ann Vezina

NOMINATING AND GOVERNANCE COMMITTEE

Current Members: Vezina (Chair), Chou, Deason, Hayley

Five Meetings in 2022

The Nominating and Governance Committee is responsible for making recommendations to the Board regarding candidates for directorships and the size, director qualifications, and composition of the Board, and for overseeing our Corporate Governance Guidelines and making recommendations to the Board concerning corporate governance matters. In addition, the Nominating and Governance Committee is responsible for considering director nominations by stockholders. The Nominating and Governance Committee oversees risks related to our overall corporate governance, including Board and committee composition, the size and structure of the Board, director independence, and our corporate governance profile and ratings. The Nominating and Governance Committee also is actively engaged in overseeing risks associated with succession planning for the Board.

EXECUTIVE COMMITTEE

Current Members: Marinello (Chair), Caldwell, Chou, Hayley, Vezina

No Meetings in 2022

The Executive Committee is comprised of our Board Chair, our CEO and the Chairs of the Audit, Compensation, and Nominating and Governance Committees. The Executive Committee is responsible for performing the functions of the Board between regularly scheduled meetings if there is a critical need for prompt action and it is not practical to arrange a meeting of the full Board. We do not expect the Executive Committee to meet or take action regularly.

DIRECTOR COMPENSATION

Our Compensation Committee is responsible for reviewing our director compensation program and recommending adjustments, as appropriate, to the full Board. As part of its review, the Compensation Committee considers the significant time commitment and expertise required to effectively serve on our Board and its committees. The Board's goal for our director compensation program is to provide non-employee directors with a fair compensation package that reflects the services they perform for our stockholders, as well as the performance of the Company.

Our director compensation program consists of an annual retainer, Board and Committee Chair retainers, and a long-term equity component, as follows:

Annual retainer	$	100,000
Additional annual retainer for Board Chair	$	150,000
Additional annual retainer for each Committee Chair	$	20,000
Annual restricted stock grant	$	150,000

The 2022 director compensation program reflected changes recommended by the Compensation Committee and approved by the Board in March 2022 to increase the annual retainer from $80,000 to $100,000 and to increase the annual restricted stock grant from $125,000 to $150,000. These changes were based, in part, on a review of the director compensation at our compensation peer group and moved our director compensation program closer to the median of the peer group. See "Compensation Discussion and Analysis—Our Compensation Process."

We provide coverage for directors under a director and officer liability insurance policy. We also reimburse directors for their reasonable out-of-pocket expenses for attending Board and Committee meetings and educational seminars and conferences in accordance with our director education program.

2022 Director Compensation

The following table sets forth the compensation paid to, or earned by, each of our non-employee directors in fiscal year 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Teh-Chien Chou	$113,833	$150,000	$784	$264,617
LaVerne H. Council	$93,833	$150,000	$784	$244,617
Jennifer Deason	$93,833	$150,000	$784	$244,617
Kathryn Hayley	$113,833	$150,000	$784	$264,617
Kathryn Marinello	$243,833	$150,000	$784	$394,617
Dennis Polk	$93,833	$150,000	$784	$244,617
Ann Vezina	$113,833	$150,000	$784	$264,617

(1) Represents the aggregate fair values of stock awards granted to our non-employee directors, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("ASC Topic 718"), on the applicable grant date. For valuation assumptions used to calculate the fair value of our stock awards, see Note 4 "Share-Based Compensation" to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2022.

As of November 30, 2022, each non-employee director other than Mr. Polk held 750 shares of unvested restricted stock. As of November 30, 2022, Mr. Polk held 5,595 shares of unvested restricted stock and stock options to purchase 78,741 shares of Common Stock, of which 47,866 were vested and exercisable. Mr. Polk's equity awards include Concentrix restricted stock and options to purchase shares of Common Stock that were issued in connection with the conversion of TD SYNNEX equity awards upon our spin-off in December 2020.

(2) Represents dividends paid on unvested restricted stock awards received as a non-employee director of Concentrix.

Stock Ownership Guidelines

The Board has adopted stock ownership guidelines that require each non-employee director to beneficially own shares of Common Stock, whether vested or unvested, that have a value equal to five times the annual Board retainer, which is currently $100,000. The stock ownership guidelines promote and increase the ownership of Common Stock by our Board and further align the Board's interests with those of our stockholders. Each non-employee director has five years from their initial election or appointment to the Board to satisfy the ownership guidelines and, based on this transition period, each of our non-employee directors is in compliance with the guidelines. Unexercised stock options (whether vested or unvested) and unearned performance awards are not counted toward compliance with the stock ownership guidelines.

PROPOSALS REQUIRING YOUR VOTE

Proposal No. 1: Election of Directors

Our Board currently has eight directors. Each director is elected for a one-year term until the next Annual Meeting of Stockholders and until a successor is elected, or until the director's earlier resignation, removal from office or death. Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election as directors at the Annual Meeting the eight persons named below, each of whom is currently serving on the Board.

You may vote or withhold authority to vote for each of the director nominees. Cumulative voting is not permitted, which means that each stockholder may vote no more than the number of shares they own for a single director candidate. Shares of Common Stock as to which the authority to vote is withheld are not counted toward the election of the director nominees specified on the proxy. Broker non-votes will have no effect. Directors will be elected by a plurality of the votes cast, meaning that the director nominees who receive the greatest number of shares voted "for" their election are elected. However, under the Company's Bylaws, if any director receives a greater number of "withhold" votes than votes "for" in an uncontested election, the director must promptly tender their resignation to the Board. The Board will consider the resignation and determine whether to accept or reject the resignation.

We expect that each of the eight nominees listed below will stand for re-election at the Annual Meeting. However, if any nominee is not a candidate at that time for any reason, proxies (excluding broker non-votes) will be voted for a substitute nominee designated by the Board. Proxies submitted without direction will be voted for each director nominee named below. Broker non-votes will have no effect.

OUR BOARD RECOMMENDS THAT YOU VOTE <u>FOR</u> EACH OF THE NOMINEES SET FORTH BELOW.



Chris Caldwell
*President and CEO,
Concentrix Corporation*

Age: 50	
Director since December 2020	**Executive Committee**

Chris Caldwell has served as President and Chief Executive Officer of Concentrix since December 2020 after serving as Executive Vice President of TD SYNNEX (NYSE: SNX) and President of Concentrix from February 2014 to December 2020. He previously served as President of Concentrix from June 2012 to February 2014, Senior Vice President and General Manager of Concentrix from March 2007 to June 2012, and Senior Vice President, Global Business Development of TD SYNNEX from March 2007 to June 2012. Mr. Caldwell joined TD SYNNEX in 2004 as Vice President, Emerging Business through the acquisition of EMJ Data Systems Ltd.

As our President and Chief Executive Officer and the leader of the business for more than 15 years, Mr. Caldwell has extensive knowledge of our industry and is uniquely qualified to understand the opportunities and challenges facing Concentrix.



Teh-Chien Chou
President,
Harbinger Venture
Management Co., Ltd.

	Audit Committee Chair
Age: 65	**Executive Committee**
Director since December 2020	**Nominating and Governance Committee**

T.C. Chou has served as the President of Harbinger Venture Management Co., Ltd., a venture capital firm, since January 2000. He has also served on the boards of directors of several companies listed on the Taiwan Stock Exchange, including Synnex Technology International Corp. since 2000, Getac Technology Corp since 2009, and Intech Biopharma Ltd. since 2014. Dr. Chou holds a Bachelor of Science from National Taiwan University, a Master of Business Administration from Wharton Business School at the University of Pennsylvania, and a Ph.D. from Rutgers University.

Dr. Chou was chosen to serve on our Board due to his strong background in finance and his substantial experience with public company boards of directors, including several technology-focused companies.



LaVerne H. Council
Chief Executive Officer,
Emerald One, LLC

Age: 61	**Audit Committee**
Director since December 2020	**Compensation Committee**

LaVerne H. Council has been the Chief Executive Officer of Emerald One, LLC, a consulting company focused on helping business and technology organizations transform through digital change, since November 2019. Prior to that, she was Managing Principal for Grant Thornton LLP from December 2017 to October 2019. She served as a Senior Vice President for the MITRE Corporation from April 2017 to December 2017 and as the Assistant Secretary for Information & Technology and Chief Information Officer for the U.S. Department of Veteran Affairs from July 2015 to January 2017. Ms. Council has also served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson (NYSE: JNJ) from 2006 to 2011 and in several roles of increasing responsibility at DELL, Inc. (NYSE: DELL) from 2000 to 2006, most recently as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. Ms. Council has served on the board of directors of ConMed Corporation (NYSE: CNMD) since 2019 and Thomson Reuters Corporation (TSX/NYSE: TRI) since 2022. Ms. Council holds a Master of Business Administration from Illinois State University and a Bachelor of Business Administration from Western Illinois University.

Ms. Council was chosen to serve on our Board due to her strong background in information technology and expertise with leading transformational change.



Jennifer Deason
Chairwoman,
Belong Acquisition Corp.

Age: 47	**Audit Committee**
Director since December 2020	**Nominating and Governance Committee**

Jennifer Deason has been the Chairwoman of Belong Acquisition Corp. (NASDAQ: BLNG), a special purpose acquisition company (SPAC), since July 2021. Ms. Deason also served as the Chief Executive Officer of Belong Acquisition Corp. from July 2021 to May 2022. Prior to that, Ms. Deason was the Co-Founder, Chief Financial Officer and Chief Business Officer for the dtx company, a direct-to-consumer (DTC) incubator and investment firm from May 2019 to July 2021. From 2016 to 2018, Ms. Deason served as Executive Vice President, Head of Strategy and Business Development for Sotheby's. She served as Chief Financial Officer of The Weather Channel from 2014 to 2016 and was an Executive Vice President with Bain Capital, LP from 2008 to 2016. While at Bain Capital, Ms. Deason served in several interim operating roles such as President, Chief Marketing Officer and Chief Financial Officer and was a board member of several portfolio companies. Ms. Deason has served on the board of directors of DHI Group (NYSE: DHX) since July 2016, the board of directors of MasterCraft Boat Holdings, Inc. (NASDAQ: MCFT) since July 2021, and the board of directors of privately-held Margaux Shoes since November 2019. She holds a Master of Business Administration from Stanford University and a Bachelor of Arts from Yale University.

Ms. Deason was chosen to serve on our Board due to her experience with consumer-focused, technology-enabled businesses and her strong background in financial and operating roles, including her experience as a Chief Financial Officer.



Kathryn Hayley
Chief Executive Officer,
Rosewood Advisory
Services, LLC

	Compensation Committee Chair
Age: 64	**Executive Committee**
Director since December 2020	**Nominating and Governance Committee**

Kathryn Hayley has been the Chief Executive Officer of Rosewood Advisory Services, LLC, a business advisory services firm, since 2015. Previously, Ms. Hayley served as an Executive Vice President of UnitedHealthcare (a subsidiary of UnitedHealth Group, Inc.) from 2012 to 2015. From 2006 to 2012, she served as an executive of Aon plc (NYSE: AON), including as Chief Executive Officer of Aon Consulting Worldwide and Aon Hewitt Consulting Americas. Prior to her service at Aon plc, Ms. Hayley was an information technology partner at Deloitte Consulting LLP, led the U.S. financial services practice, and served on the board of directors of Deloitte & Touche U.S. Ms. Hayley has served on the boards of directors of First Midwest Bancorp Inc. (Nasdaq: FMBI) since 2016, Alight Solutions, LLC from 2018 through 2021, and Interior Logic Group from 2021 through 2022. Ms. Hayley holds a Bachelor of Science from Illinois State University and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Ms. Hayley was chosen to serve on our Board due to her strong background in information technology, financial services and talent management and her extensive experience as a public company leader.



Kathryn Marinello
Chief Executive Officer, PODS

Age: 66	Chair of the Board
Director since December 2020	Executive Committee

Kathryn Marinello has served as Chief Executive Officer of PODS Enterprises, LLC since January 2021. Previously, she served as the President and Chief Executive Officer and a director of Hertz Global Holdings (NYSE: HTZ) ("Hertz") from January 2017 through May 2020. Prior to that, Ms. Marinello served as a Senior Advisor of Ares Management LLC, a global alternative asset manager, from March 2014 to December 2016, and as Chair, President and Chief Executive Officer of Stream Global Services, Inc., a business process outsourcing service provider, from 2010 to March 2014. Ms. Marinello served as Chair, Chief Executive Officer and President of Ceridian Corporation, a provider of human resources software and services, from 2006 to 2010, and in several senior roles at General Electric Co. (NYSE: GE) from 1997 to 2006. Ms. Marinello has served as a director of Volvo Group since 2014 and a director of Ares Acquisition Corporation (NYSE: AAC), a SPAC, since February 2021. She previously served as a member of the boards of directors of The Nielsen Company B.V. (2014-2017), General Motors Company (NYSE: GM) (2007-2016), and RealPage, Inc. (Nasdaq: RP) (2015-2017). In May 2020, Hertz filed voluntary petitions for relief under chapter 11 of title 11 of the U.S. Bankruptcy Code following the impact of the COVID-19 pandemic on travel demand. Ms. Marinello holds a Master of Business Administration from Hofstra University and a Bachelor of Arts from State University of New York at Albany.

Ms. Marinello was chosen to serve on our Board due to her extensive leadership experience, including on several public company boards of directors, and her strong background with the consumer services, technology and BPO industries.



Dennis Polk
Executive Chair, TD SYNNEX Corporation

Age: 56
Director since December 2020

Dennis Polk has served as the Executive Chair of the board of directors of TD SYNNEX (NYSE: SNX) since September 2021. Mr. Polk served as President and Chief Executive Officer of TD SYNNEX from March 2018 to September 2021 and earlier as Chief Operating Officer from 2006 to 2018, Chief Financial Officer from 2002 to 2006, and Senior Vice President of Corporate Finance in 2002. Mr. Polk joined TD SYNNEX in 2002 and was appointed to the board of directors in 2012. In addition to TD SYNNEX, Mr. Polk has served on the board of directors of Terreno Realty Corporation (NYSE: TRNO) since 2010. At Terreno Realty Corporation, Mr. Polk is the Chair of the Compensation Committee.

From his history of leadership roles at TD SYNNEX, the former parent company of Concentrix, Mr. Polk has deep knowledge of the Concentrix business and its industry. He also brings to our Board his leadership skills and a strong background in finance, operations and distribution. The upcoming year of service is expected to be the final year that Mr. Polk serves on the Board for transition purposes related to the spin-off from TD SYNNEX.



Ann Vezina
*Former Executive,
Xerox Business Services*

	Compensation Committee
Age: 59	Executive Committee
Director since December 2020	Nominating and Governance Committee Chair

Ann Vezina has served as a member of the board of directors of TD SYNNEX (NYSE: SNX) since February 2017 and became the Lead Independent Director in September 2021. From July 2013 to August 2015, Ms. Vezina served as Corporate Vice President, Human Resources for Xerox Business Services, LLC. From February 2010 to July 2013, she was Corporate Vice President and Chief Operations Officer for Xerox Business Services, LLC. Previously, she served as Executive Vice President and Group President, Commercial Solutions for Affiliated Computer Services, Inc. ("ACS") before the acquisition of ACS by Xerox Corporation in 2010. Ms. Vezina began her career with Electronic Data Systems. Ms. Vezina holds a Bachelor of Science in business administration from Central Michigan University.

As a director of TD SYNNEX, the former parent company of Concentrix, since 2017, Ms. Vezina has a strong background with the Concentrix business. From her senior executive roles with Fortune 500 companies, she also has extensive experience in the BPO and technology industries and with personnel management for global businesses.

Proposal No. 2: Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee has appointed KPMG as the independent registered public accounting firm to audit the Company's financial statements for fiscal year 2023. Although ratification by our stockholders is not required by law or our Bylaws, we are submitting the appointment for ratification at the Annual Meeting because the Board values the opinion of our stockholders. You may vote for, against, or abstain from voting on this proposal. The affirmative vote of a majority of the shares of Common Stock represented, in person or by proxy, and entitled to vote at the Annual Meeting is required to approve this proposal, which means that the number of shares voted "for" the proposal must exceed the number of shares voted "against" the proposal for the proposal to pass. Abstentions will be counted as votes cast and will have the same effect as a vote against the proposal. Proxies submitted without direction will be voted for the ratification of the appointment of KPMG as our independent registered public accounting firm for fiscal year 2023.

If our stockholders do not ratify the selection of KPMG, the Audit Committee will reconsider the appointment of KPMG but will be under no obligation to select a new accounting firm. Even if the selection is ratified, the Audit Committee may appoint a different independent registered public accounting firm at any time if the Audit Committee determines that a change would be in the best interests of the Company and our stockholders.

We expect that representatives of KPMG will attend the Annual Meeting to respond to appropriate questions and have an opportunity to make a statement if they desire to do so.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2023.

Audit Fees. KPMG audited our consolidated financial statements for the year ended November 30, 2022 and has been our independent registered public accounting firm since 2019. Consistent with SEC rules regarding auditor independence, the lead KPMG partner on the Concentrix account will not serve in that role for more than five consecutive years.

Fees billed for professional services rendered by KPMG for the fiscal years ended November 30, 2022 and 2021 were as set forth in the table below.

	2022	2021
Audit Fees[1]	$ 4,279,153	$ 3,923,400
Audit-Related Fees[2]	$ 68,845	$ 25,200
Tax Fees[3]	$ 375,215	$ 1,835,000
All Other Fees	—	—
Total	$ 4,723,213	$ 5,783,600

(1) Audit Fees were for professional services rendered for the audits of our financial statements and internal control over financial reporting, reviews of our interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, statutory audits of our subsidiaries, and services provided in connection with statutory and regulatory filings.

(2) Audit-Related Fees were for professional services rendered relating to attestation and compilation services for our subsidiaries in connection with statutory and regulatory filings.

(3) Tax Fees were primarily for professional services rendered relating to domestic and foreign tax compliance services and consulting services for international tax and planning services.

The Audit Committee has adopted policies and procedures related to the pre-approval of all audit, audit-related, tax and other permissible services that will be provided by our independent registered public accounting firm. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by KPMG and the estimated fees related to these services. During the approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the registered public accountants. The services and fees must be deemed compatible with the accountants' independence, including compliance with SEC rules and regulations. Throughout the year, the Audit Committee reviews and approves updates to the estimates of audit and non-audit fees initially approved.

All of the services presented in the table above for fiscal years 2022 and 2021 were approved by the Audit Committee in conformity with its pre-approval policies and procedures.

Proposal No. 3: Approval of the Compensation of Our Named Executive Officers

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 requires that we provide our stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the compensation disclosure rules of the SEC. Consistent with this requirement, we are holding a non-binding advisory vote on executive compensation, commonly known as "say-on-pay," to provide our stockholders with an opportunity to express their views on our named executive officers' compensation. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our compensation philosophy, policies and practices described in this Proxy Statement. Accordingly, we will ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the Company's Proxy Statement for the 2023 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2022 Summary Compensation Table and other compensation tables, and the related narrative disclosure."

You may vote for, against, or abstain from voting on this proposal. The affirmative vote of a majority of the shares of Common Stock represented, in person or by proxy, and entitled to vote at the Annual Meeting is required to approve this proposal, which means that the number of shares voted "for" the proposal must exceed the number of shares voted "against" the proposal for the proposal to pass. Abstentions will be counted as votes cast and will have the same effect as a vote against the proposal. Broker non-votes will have no effect. Proxies submitted without direction will be voted for the approval, on an advisory basis, of our named executive officers' compensation.

Because this vote is advisory, it will not be binding on the Board or the Company. However, the Board and the Compensation Committee value the opinions expressed by our stockholders and will consider the outcome of the vote when evaluating our compensation practices and making future decisions regarding executive compensation. Unless the Board modifies its policy on the frequency of say-on-pay votes, a non-binding advisory vote on our executive compensation will again be included in our proxy statement next year.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information with respect to our equity compensation plans as of November 30, 2022.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders[2]	799,254	$54.15	2,857,743
Equity compensation plans not approved by stockholders[3]	74,681	$42.16	—
Total	873,935	$51.88	2,857,743

(1) Reflects awards outstanding under the Concentrix Corporation 2020 Stock Incentive Plan. Includes 265,492 unvested time-based restricted stock units ("RSUs"), 213,773 unvested performance-based RSUs (at target), and 319,989 stock options with a weighted average remaining term of 5.79 years. The RSUs are not included in the calculation of the weighted average exercise price in column (b).

(2) Reflects shares available for issuance under (a) the Concentrix Corporation 2020 Stock Incentive Plan and (b) the Concentrix Corporation 2020 Employee Stock Purchase Plan, each of which were approved by TD SYNNEX, our sole stockholder prior to the spin-off. Under the Employee Stock Purchase Plan, qualifying employees may purchase shares of Common Stock at a discount to the market value. As of November 30, 2022, 1,885,870 shares of Common Stock remained available for grant under the 2020 Stock Incentive Plan and 971,873 shares of Common Stock remained available for issuance under the Employee Stock Purchase Plan.

(3) Reflects shares available for issuance upon the exercise of certain outstanding stock options originally granted under the ProKarma Holdings Inc. ("PK") 2016 Long-Term Incentive Plan and assumed by the Company in connection with its acquisition of PK in December 2021.

BENEFICIAL OWNERSHIP OF SECURITIES

On the record date, January 25, 2023, our outstanding voting securities consisted of 52,069,044 shares of Common Stock. The following tables set forth the number of shares of Common Stock that are beneficially owned by each of our directors and named executive officers and each stockholder that we believe to be the beneficial owner of more than 5% of the outstanding Common Stock, in each case as of the record date of January 25, 2023.

Unless otherwise indicated in the footnotes below, the mailing address of each individual or entity identified below is c/o Concentrix Corporation, 39899 Balentine Drive, Suite 235, Newark, California 94560. As used in this information statement, "beneficial ownership" means that a person has, or may have within 60 days of January 25, 2023, the sole or shared power to vote or direct the voting of a security or the sole or shared investment power with respect to a security (that is, the power to dispose or direct the disposition of a security), or both. Unless otherwise indicated in the footnotes below, each individual or entity identified below has sole voting and investment power with respect to such securities and no securities have been pledged.

Directors and Named Executive Officers	Number of Shares of Common Stock Owned	Number of Shares of Common Stock Subject to Options Exercisable within 60 Days	Number of Restricted Stock Units That May Be Settled within 60 Days	Total Beneficial Ownership	Percentage Ownership
Chris Caldwell	184,937	119,765	—	304,702	*
Teh-Chien Chou	1,868	—	—	1,868	*
LaVerne H. Council	1,868	—	—	1,868	*
Jennifer Deason	1,868	—	—	1,868	*
Jane Fogarty	3,042	—	—	3,042	*
Kathryn Hayley[1]	3,723	—	—	3,723	*
Kathryn Marinello	1,868	—	—	1,868	*
Dennis Polk	15,507	35,706	—	51,213	*
Ann Vezina	3,812	—	—	3,812	*
Andre Valentine	37,367	—	—	37,367	*
Cormac Twomey	25,319	—	—	25,319	*
Rick Rosso	23,069	—	—	23,069	*
All executive officers and directors as a group (12 persons)	304,248	155,471	—	459,719	*

_____

*   Represents less than 1% of the Company's Common Stock.

(1)   Includes 1,855 shares held by the KJH Investment Trust for which Ms. Hayley is the trustee and beneficiary.

Principal Stockholders and Address	Number of Shares Beneficially Owned	Percentage Ownership
FMR LLC (1) 245 Summer Street Boston, MA 02210	5,922,927	11.4 %
MiTAC International Corporation (2) No. 200, Wenhua 2nd Road Guishan District, Taoyuan City 333 Taiwan	4,415,535	8.5 %
Capital International Investors (3) 333 South Hope Street 55th Floor Los Angeles, CA 90071	4,157,327	8.0 %
The Vanguard Group (4) 100 Vanguard Blvd Malvern, PA 19355	4,141,790	8.0 %
BlackRock, Inc. (5) 55 East 52nd Street New York, NY 10022	3,862,288	7.4 %
Synnex Technology International Corporation (6) 4F, No. 75, Sec. 3, Minsheng E. Road Zhongshan District, Taipei City 104 Taiwan	3,545,840	6.8 %

_____

(1)   Based solely on information contained in Amendment No. 2 to Schedule 13G filed with the SEC on February 9, 2022 by FMR LLC, which reported that it had sole voting power over 600,135 shares of Common Stock and sole dispositive power over 5,922,927 shares of Common Stock.

(2)   Based solely on information contained in Amendment No. 2 to Schedule 13G filed with the SEC on August 1, 2022, this amount represents 4,415,535 shares of Common Stock held by Silver Star Developments Ltd. Silver Star Developments Ltd. is a wholly-owned subsidiary of MiTAC International Corporation.

(3)   Based solely on information contained in a Schedule 13G filed with the SEC on February 11, 2022 by Capital International Investors, which reported that it had sole dispositive power over 4,157,327 shares of Common Stock and sole voting power over 4,152,703 shares of Common Stock.

(4)   Based solely on information contained in Amendment No. 1 to Schedule 13G filed with the SEC on February 9, 2022 by The Vanguard Group, which reported that it had sole dispositive power over 4,082,723 shares of Common Stock, shared voting power over 20,809 shares of Common Stock, and shared dispositive power over 59,067 shares of Common Stock.

(5)   Based solely on information contained in Amendment No. 2 to Schedule 13G filed with the SEC on January 31, 2023 by BlackRock, Inc., which reported that it had sole voting power over 3,732,867 shares of Common Stock and sole dispositive power over 3,862,288 shares of Common Stock.

(6)   Based solely on information contained in a Schedule 13G filed with the SEC on August 1, 2022, this amount represents 3,545,840 shares of Common Stock held by Peer Developments Ltd. Peer Developments Ltd. is a wholly-owned subsidiary of Synnex Technology International Corporation.

DELINQUENT SECTION 16(a) REPORTS

We believe that all of our officers, directors and greater than 10% stockholders complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year ended November 30, 2022, except that Mr. Polk's Form 4 that reported transactions that took place on March 1, 2022 and was due on March 3, 2022 was not filed until early morning on March 4, 2022 due to an administrative error by the Company.

OUR NAMED EXECUTIVE OFFICERS

For purposes of the Compensation Discussion and Analysis and the executive compensation tables that follow, the below individuals are referred to as our "named executive officers" or "NEOs." They are our chief executive officer, our chief financial officer and our three other executive officers.

Chris Caldwell, 50, President and Chief Executive Officer. Chris has served as President and Chief Executive Officer of Concentrix since December 2020 after serving as Executive Vice President of TD SYNNEX and President of Concentrix from February 2014 to December 2020. He previously served as President of Concentrix from June 2012 to February 2014, Senior Vice President and General Manager of Concentrix from March 2007 to June 2012, and Senior Vice President, Global Business Development of TD SYNNEX from March 2007 to June 2012. Chris joined TD SYNNEX in 2004 as Vice President, Emerging Business through the acquisition of EMJ Data Systems Ltd.

Andre Valentine, 59, Chief Financial Officer. Andre has served as Executive Vice President and Chief Financial Officer of Concentrix since October 2018. He previously served as Chief Financial Officer of Convergys Corporation ("Convergys") from August 2012 to October 2018, Senior Vice President of Finance, Customer Management of Convergys from 2010 to 2012 and 2002 to 2009, Senior Vice President, Controller of Convergys 2009 to 2010, and Vice President, Controller of Convergys from 1998 to 2002.

Cormac Twomey, 53, Executive Vice President, Global Operations and Delivery. Cormac has served as Executive Vice President, Global Operations and Delivery of Concentrix since January 2019. He previously served as Chief Commercial Officer of Convergys from October 2017 to October 2018, Senior Vice President, Operations of Convergys from January 2017 to October 2017, Senior Vice President, EMEA and Intelligent Contact of Convergys from March 2014 to December 2016, Managing Director of Stream Global Services, Inc. from 2013 to 2014 and Senior Vice President, Sales and Client Management, EMEA of Stream Global Services from 2011 to 2013.

Rick Rosso, 60, Executive Vice President, Global Sales and Account Management. Rick has served as Executive Vice President, Global Sales and Account Management of Concentrix since January 2019. He previously served as Executive Vice President, Global Sales, Account Management and Solutions of Concentrix from October 2018 to January 2019 and Senior Vice President, Global Sales and Account Management of Concentrix from February 2014 to October 2018. Prior to that, he spent nearly 30 years at IBM Corporation, most recently as General Manager, Business Process Outsourcing from May 2013 until our acquisition of the IBM Customer Care business in January 2014.

Jane Fogarty, 56, Executive Vice President, Legal and Corporate Secretary. Jane has served as Executive Vice President, Legal and Corporate Secretary of Concentrix since September 2021. She previously served as General Counsel of Turnitin LLC from April 2020 to September 2021 and Vice President and Senior Counsel of TD SYNNEX from October 2014 to March 2020. Prior to that, Ms. Fogarty was Asia Pacific Counsel for Concentrix from February 2014 to October 2014 and served in various legal roles at IBM Global Services from October 2003 to January 2014.

COMPENSATION DISCUSSION AND ANALYSIS

Our Total Rewards Philosophy

Our compensation and benefits programs align our strategy and the financial interests of our NEOs, staff and stockholders. Our compensation programs are developed to support our culture, attract, retain, and motivate executives who can contribute to our future success as a global organization, and reinforce the achievement of strategic financial metrics aligned with long-term sustainable profitability and growth. Our executive compensation programs are designed with the following objectives in mind:

Market-Competitive.   We benchmark and assess our executive compensation program annually to ensure market-competitive target total direct compensation consisting of base salary, a target annual cash incentive, and long-term cash and equity incentives.

Pay for Performance.   We remain committed to pay-for-performance by closely linking compensation with performance. We emphasize pay-for-performance by making a significant percentage of the target total direct compensation of each NEO contingent on attaining annual and long-term Company performance goals. Consistent with our pay-for-performance philosophy, in fiscal year 2022, our NEOs earned annual cash incentive awards equal to 87.1% of their individual target award opportunities based on non-GAAP operating income and revenue performance that was above the threshold goals but slightly below the target goals established by the Compensation Committee.

Business Results and Stockholder Value.   We reward success and performance to achieve business results for long-term impact. We align incentive programs with stockholder value creation using annual and three-year performance measures that drive stockholder value.

Comprehensive Benefit Programs.   We enhance total direct compensation with benefit programs and offerings that enable total well-being and mental health.

Our Compensation Process

Role of Compensation Committee.   The Compensation Committee has overall responsibility for our executive compensation policies as provided in the Compensation Committee Charter adopted by the Board. The Compensation Committee is empowered to review and approve the annual compensation and compensation procedures for our executive officers and does not delegate any of these functions to others in setting compensation.

Role of Management.   Our CEO and our Senior Vice President of People Solutions provide recommendations to the Compensation Committee regarding the general design of the Company's compensation plans as well as the compensation of the other executive officers. The CEO's compensation is discussed and approved during executive sessions of the Compensation Committee and Board without the CEO present.

Compensation Consultant.   In accordance with the Compensation Committee Charter, the Compensation Committee has the authority, at the Company's expense and without further approval, to engage, retain, replace and terminate any compensation consultants, outside counsel or other advisors to the Compensation Committee, including the authority to approve the consultant's or advisor's fees and other retention terms. During fiscal year 2022, the Compensation Committee engaged FW Cook to provide advice on, and assist the Compensation Committee in its review of, executive officer and non-employee director compensation matters, including the review of the Company's compensation peer group and incentive plan design for our NEOs. The Compensation Committee regularly meets with its independent compensation consultant without management present.

The Compensation Committee reviewed the independence of FW Cook in fiscal year 2022, including the specific factors set forth in Rule 10C-1 under the Exchange Act and determined that FW Cook is independent and that FW Cook's work for the Committee does not raise any conflict of interest.

Compensation Peer Group.   During 2021, the Compensation Committee, with assistance from FW Cook, evaluated and approved the below peer group to be used for fiscal year 2022 compensation purposes:

Amdocs Limited	ExlService Holdings, Inc.	Teleperformance[2]
Bread Financial Holdings, Inc,[1]	Five9, Inc.	TransUnion
CGI Inc.[2]	Genpact Limited	TTEC Holdings, Inc.
Cognizant Technology Solutions Corporation	IHS Markit Ltd.	Verisk Analytics, Inc.
DXC Technology Company	Nuance Communications, Inc.	
Equifax Inc.	Open Text Corporation	

(1) Formerly known as Alliance Data Systems Corporation.
(2) Traded on a non-U.S. stock exchange and compensation data may not be available for all comparisons reviewed.

To identify a sufficient number of companies so that the data gathered is adequate to reach reasonable conclusions about the competitive market, the Compensation Committee considers peers that operate in the CX solutions and technology industry, as well as adjacent industries that compete for similar executive talent. The above peer companies were selected primarily based upon having similar business operations and being in a reasonable size range for direct compensation comparisons. At the time the peer group was approved, our revenue was at the 73rd percentile of the peers' revenue for the trailing four quarters, and our market capitalization was at the 44th percentile of the peers' average market capitalization for the most recently disclosed fiscal year (i.e., corresponding to the most recent year of compensation disclosures). Certain of our core CX solutions competitors were not included in the compensation peer group because the companies do not have sufficient history as a public company from which to gather comparative compensation information.

During 2022, the Compensation Committee reviewed the compensation peer group and replaced IHS Markit Ltd. and Nuance Communications, Inc., each of whom had been acquired, with Perficient, Inc. and Verint Systems Inc. to be used for fiscal year 2023 compensation purposes. At the time the 2023 peer group was approved, our revenue was at the 72nd percentile of the peers' revenue for the trailing four quarters, and our market capitalization was at the 39th percentile of the peers' average market capitalization for the most recently disclosed fiscal year (i.e., corresponding to the most recent year of compensation disclosures).

2022 Say-on-Pay Advisory Vote.   More than 92% of the votes cast at our 2022 Annual Meeting voted to approve the compensation of our named executive officers. We believe the strong support from our stockholders at our 2022 Annual Meeting represents our stockholders' alignment with the compensation and benefits structure that has been developed by the Compensation Committee since we became a standalone public company in December 2020. This structure emphasizes pay-for-performance and prudent governance practices. We once again recommend that our stockholders vote FOR the approval, on an advisory basis, of the compensation of our named executive officers.

Elements of the Fiscal Year 2022 Compensation Program

Our executive compensation program includes four primary components:

(1) base salary;

(2) cash incentive awards under our Senior Management Incentive Plan ("SMIP");

(3) performance-based equity incentive awards; and

(4) time-based equity awards.

Generally, the Compensation Committee seeks to set target total cash compensation (base salary plus target cash incentive award) at a level that requires our NEOs to achieve above-market performance to earn total cash compensation that exceeds the median of our peer group. We continue to expect a progression in the compensation of our NEOs to support the competitiveness of our executive compensation program as a new public company and in comparison to our compensation peer group.

Base Salary. Base salaries are designed to provide a consistent cash flow throughout the year as compensation for day-to-day responsibilities. Base salaries are reviewed and, if deemed appropriate, adjusted on an annual basis. Our NEOs' base salaries are based on, among other things, the breadth and complexity of the individual's responsibilities, their contributions to our performance, individual performance, and any new responsibilities assumed. The Compensation Committee reviews data from our compensation peer group to validate the competitiveness of our compensation program, including base salaries. However, the Compensation Committee does not benchmark base salary to a specific percentile of the peer data.

In January 2022, the Compensation Committee approved fiscal year 2022 base salaries for each of our named executive officers, as follows:

	2022 Base Salary	Year-over-Year % Change
Chris Caldwell	$800,000	3.2%
Andre Valentine	$617,614	3.0%
Cormac Twomey	$482,109 [(1)]	13.4%
Rick Rosso	$550,000	15.8%
Jane Fogarty	$415,000	10.7%

(1) Converted from £403,675 by using the fiscal year-end exchange rate of 1 GBP to $1.1943. The percentage change for Mr. Twomey represents the year-over-year change in his salary in GBP.

Each NEO's fiscal year 2022 base salary was increased to be closer to the median of our compensation peer group to support the competitiveness of our executive compensation program as a new public company. Mr. Rosso's base salary increase also reflected, in part, the conversion to base salary of a $15,000 cash allowance, which was a legacy benefit from his employment with IBM Corporation prior to our acquisition of the IBM Customer Care business in January 2014. Mr. Twomey's base salary increase also reflected, in part, the conversion to base salary of an approximately $8,000 car allowance.

Senior Management Incentive Plan.   Cash incentive awards under the SMIP reward our NEOs for achievement of operating and financial goals, in keeping with a performance-driven environment conducive to increasing stockholder value. In fiscal year 2022, our NEOs earned SMIP awards equal to 87.1% of their individual target award opportunities based on non-GAAP operating income and revenue performance that was above the threshold goals but slightly below the target goals established by the Compensation Committee.

SMIP Award Opportunity: 0-150% of Target Award, with threshold opportunity at 50%	
Performance Metric: Non-GAAP Operating Income[(1)] 65% of SMIP	**Performance Metric:** Revenue 35% of SMIP
Target Goal: $909 million	**Target Goal:** $6,605 million
Actual Performance: $884 million	**Actual Performance:** $6,478 million[(2)]
Earned Portion of Award: 60.5%	**Earned Portion of Award:** 26.6%
Total Earned Award: 87.1%	

(1) See page 39 of our Annual Report on Form 10-K for a reconciliation of non-GAAP operating income to operating income, as reported. Non-GAAP operating income of $884 million excludes acquisition-related and integration expenses, including related restructuring costs, amortization of intangible assets, and share-based compensation.

(2) For purposes of determining fiscal year 2022 revenue performance under the SMIP, the Compensation Committee approved a constant currency adjustment of $154 million so that the Company's business performance could be viewed without the impact of fluctuations in foreign currency exchange rates, which were extremely volatile in fiscal year 2022 and beyond the control of management. The total effect of foreign currency exchange rates on fiscal year 2022 revenue was approximately $195 million. See page 39 of our Annual Report on Form 10-K for a reconciliation of revenue in constant currency to revenue.

NEOs could earn between 0% and 150% of their target SMIP awards based on the Company's performance with respect to the non-GAAP operating income and revenue goals, with a threshold opportunity at 50% of the target award. The SMIP goals approved by the Compensation Committee at the start of fiscal year 2022 were challenging, with threshold levels of revenue and non-GAAP operating income performance set above fiscal year 2021 results, so that no awards would be earned unless the Company improved over fiscal year 2021 goals and performance. At target, the initial goals represented year-over-year constant currency organic revenue growth of approximately 10%, plus forecasted growth for the PK business that the Company acquired in December 2021, and expansion of non-GAAP operating income margin to approximately 13.8% in fiscal year 2022 from 13.1% in fiscal year 2021. Following the Company's acquisition of ServiceSource International, Inc. ("ServiceSource") in July 2022, the revenue and non-GAAP operating income goals were increased to the amounts set forth in the table above to include the anticipated contributions from the ServiceSource business from the acquisition date through the end of the fiscal year.

The amount of each NEO's earned SMIP award was determined by reference to the NEO's individual target opportunity, which was established by the Compensation Committee at the start of the fiscal year and expressed as a percentage of base salary. The target opportunities for Mr. Rosso and Ms. Fogarty (as a percentage of base salary) were increased from fiscal year 2021 to more closely align their target cash incentive compensation opportunities and total target direct compensation to the median of the compensation peer group. The increase to Mr. Rosso's target opportunity also reflected his responsibility for the Company's sales and account management functions and the focus for those departments on year-over-year revenue growth and profitability. Generally, the Compensation Committee seeks to set target total cash compensation (base salary plus target cash incentive award) at a level that requires our NEOs to achieve above-market performance to earn total cash compensation that exceeds the median of our peer group.

As a result of achieving non-GAAP operating income and revenue performance that was above the threshold goals but slightly below the target goals for fiscal year 2022, each NEO received a 2022 SMIP award equal to 87.1% of their applicable target award as follows:

Name	2022 Target SMIP Opportunity (% Base Salary)	2022 Target SMIP Award	2022 SMIP Award Opportunity Range (Threshold - Maximum)	2022 Actual SMIP Award
Chris Caldwell	250%	$2,000,000	$1,000,000 - $3,000,000	$1,742,000
Andre Valentine	100%	$617,614	$308,807 - $926,421	$537,942
Cormac Twomey[1]	100%	$482,109	$241,055 - $723,164	$419,917
Rick Rosso	125%	$687,500	$343,750 - $1,031,250	$598,813
Jane Fogarty	75%	$311,250	$155,625 - $466,875	$271,099

(1) Mr. Twomey's threshold, target, maximum and actual SMIP award amounts were converted from British pounds to U.S. dollars by using the fiscal year-end exchange rate of 1 GBP to $1.1943.

Performance-Based, Long-Term Equity Incentives. After evaluating alternatives for a performance-based, long-term equity incentive plan, the Compensation Committee implemented a new long-term equity incentive program in 2022. Under the program, our NEOs receive 50% of their annual equity awards in the form of performance-based RSUs ("PRSUs") that are earned based on the Company's revenue and adjusted EBITDA growth over three-year performance periods. Our NEOs are eligible to earn between 0% and 150% of the PRSUs in the aggregate at the end of the three-year performance period based on performance for each year during the performance period, as well as cumulative performance for the same goals over the full three-year period, if higher, with a threshold opportunity at 50% of the target award.

For the three-year performance-period ending November 30, 2024, our NEOs will have the opportunity to earn the number of shares set forth in the table below under the PRSUs that were granted in January 2022. The table also includes the target value of such awards, representing 50% of the NEO's fiscal year 2022 equity incentive award value.

Name	PRSU Target Number of Shares	PRSU Share Opportunity Range (Threshold - Maximum)	PRSU Target Value[1]
Chris Caldwell	16,536	8,268 - 24,804	$2,999,961
Andre Valentine	2,204	1,102 - 3,306	$399,850
Cormac Twomey	2,480	1,240 - 3,720	$449,922
Rick Rosso	1,929	964 - 2,893	$349,959
Jane Fogarty	1,102	551 - 1,653	$199,925

(1)   Determined by multiplying the target number of shares by $181.42, the closing price of the Common Stock on the grant date. The grant date fair value set forth in the 2022 Summary Compensation Table is determined in accordance with ASC Topic 718 and reflects a reduced price per share of $178.58 because the unvested PRSUs do not receive dividends.

Performance will be measured annually based on revenue and adjusted EBITDA growth over the prior year actual performance, with one-third of the awards (at target) eligible to be earned each year. The PRSU goals approved by the Compensation Committee at the start of fiscal year 2022 were challenging, with target performance set at levels expected to represent above-market revenue growth and consistent EBITDA margin progression over the three-year performance period.

For purposes of measuring performance under the PRSUs, adjusted EBITDA is operating income, adjusted to exclude depreciation, acquisition-related and integration expenses, including related restructuring costs, amortization of intangible assets, share-based compensation, and gain on divestitures and related transactions costs.

Time-Based Equity Awards. Our NEOs receive the other 50% of their annual equity awards in the form of time-vested restricted stock. Time-based equity awards foster share ownership by our team, align the interests of our management with those of our stockholders, and enhance retention by vesting over a multi-year vesting schedule. Our time-based equity awards are generally subject to annual vesting over four years, which means that a significant portion of the equity awards remains at risk until several years following the grant date. We do not expect to regularly grant stock options.

The table below reports the number of shares of time-vested restricted stock received by each of our NEOs in January 2022 and the related grant date fair value of such awards, representing 50% of the NEO's fiscal year 2022 equity incentive award value.

	Number of Shares of Restricted Stock	Grant Date Fair Value
Chris Caldwell	16,536	$2,999,961
Andre Valentine	2,204	$399,850
Cormac Twomey	2,480	$449,922
Rick Rosso	1,929	$349,959
Jane Fogarty	1,102	$199,925

Historical TD SYNNEX Equity Awards. In addition to the Concentrix equity awards that our NEOs have received since the spin-off in December 2020, certain of our NEOs hold equity awards that were granted by TD SYNNEX prior to the spin-off. For most TD SYNNEX equity awards, upon the spin-off, the TD SYNNEX equity award was converted into a TD SYNNEX equity award and a Concentrix equity award that each relate to the same number of shares of TD SYNNEX common stock or Common Stock, as the case may be, as the original award. As a result, these NEOs continue to hold equity awards in TD SYNNEX common stock and equity awards in our Common Stock that were granted prior to the spin-off. As the employing entity, Concentrix incurs the expense and enjoys the tax benefit of TD SYNNEX equity awards that are held by Concentrix staff. All of these equity awards will be fully vested by 2024.

Retirement Benefits. Our U.S.-based NEOs are eligible to participate in our 401(k) Plan, and Mr. Twomey participates in our defined contribution plan for U.K.-based staff. Both plans provide for matching contributions by the Company and are provided as part of a competitive executive compensation program that the Compensation Committee believes is necessary to attract and retain executive talent critical to our success. In addition, Mr. Valentine is entitled to certain benefits under the qualified and non-qualified portions of the Convergys defined benefit pension plan, which was frozen effective April 1, 2008 and we assumed in connection with our acquisition of Convergys in October 2018.

Other Benefits. Our named executive officers are entitled to participate in benefit programs generally available to all employees, including medical, dental and life insurance. In addition, Messrs. Caldwell, Valentine and Rosso participate in a Company-paid supplemental life insurance program and Messrs. Valentine and Rosso participate in a Company-paid supplemental long-term disability program. None of our executive officers receive any material perquisites or other personal benefits.

Other Compensation Policies and Practices

Stock Ownership Guidelines. The Compensation Committee believes that executive officers should have a significant equity interest in the Company to provide a direct incentive for management to build and sustain long-term stockholder value. Accordingly, we maintain Stock Ownership Guidelines for our NEOs to promote equity ownership and further align the interests of management with those of our stockholders. In 2022, the Compensation Committee recommended and the Board approved changes to our Stock Ownership Guidelines to increase the equity commitment of our NEOs, as follows:

- our CEO is required to hold Common Stock with a value of six times (6x) the CEO's base salary; and

- each of our other NEOs is required to hold Common Stock with a value of three times (3x) the NEO's base salary.

As amended, unearned performance awards and unexercised stock options (whether vested or unvested) held by our NEOs do not count toward this ownership requirement. The guidelines provide for a five-year transition period from the date of appointment or promotion to an executive officer role to comply.

Each of our current NEOs (other than Ms. Fogarty) has exceeded the applicable ownership requirement. Ms. Fogarty, who joined the Company in an executive officer role in September 2021, is making progress toward achieving the applicable ownership requirement during the guidelines' transition period. Until our NEOs have met the applicable ownership requirement, they are expected to retain at least 50% of the Common Stock earned through the vesting of equity awards (net of shares withheld to pay taxes), and Ms. Fogarty has complied with this requirement.

Timing of Equity Awards. Generally, we do not grant equity awards during regularly scheduled quarterly blackout windows or in anticipation of the release of material, nonpublic information. If the Compensation Committee or the Board approves an equity award at such a time, the grant date is deferred until the fourth trading day after the conclusion of our trading blackout period. This practice avoids potential undue windfalls that may arise if equity grants are made shortly prior to the release of material non-public information. Consistent with this policy, annual equity grants to our NEOs are made on the fourth trading day after the conclusion of our trading blackout period following the release of our annual earnings in January.

Clawback Policy. In January 2023, the Compensation Committee recommended and the Board approved a clawback policy that enables the Company to recoup or "claw back" incentive compensation paid to an executive officer within the prior three years in the event of a restatement of the Company's financial statements. We expect to adopt amendments to this policy in fiscal year 2023 to align with the forthcoming Nasdaq listing standards regarding clawback policies.

Anti-Hedging Policy. To promote alignment with the interests of our stockholders, under the Company's Insider Trading Policy, our NEOs and our other staff are prohibited from engaging in hedging transactions related to Company securities, including put and call options and short sales.

No Tax Gross-Up for Change of Control. We are not party to any arrangements or agreements that require us to gross up executive officer taxes under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code").

Tax and Accounting Considerations. Although we consider the impact of tax and accounting consequences when developing and implementing our executive compensation programs, the Compensation Committee retains flexibility to make compensation decisions in its discretion regardless of the tax or accounting treatment. As a result of changes to Section 162(m) of the Code adopted as part of the Tax Cuts and Jobs Act in December 2017, compensation paid to covered employees is generally not deductible to the extent that it exceeds $1 million.

Employment Agreements. In November 2020, prior to the spin-off, we entered into an offer letter with Mr. Caldwell with respect to his continued service as CEO of Concentrix following the spin-off. The offer letter established Mr. Caldwell's initial base salary and target SMIP award and provided for the grant of certain equity awards in connection with the spin-off. The offer letter also provides for certain payments to Mr. Caldwell in the event of a termination without cause and contains certain restrictive covenants, including non-competition and employee and client non-solicitation provisions, for the benefit of the Company. See "Potential Payments upon Termination or in Connection with a Change of Control."

Other than Mr. Caldwell, we do not have employment agreements with any of our named executive officers who are U.S. residents. Consistent with general practice in the United Kingdom, our U.K. subsidiary has an employment agreement with Mr. Twomey, who is a U.K. resident, which provides for certain payments to Mr. Twomey in the event of a termination without cause and contains certain restrictive covenants, including non-competition and employee and client non-solicitation provisions, for the benefit of the Company. See "Potential Payments upon Termination or in Connection with a Change of Control."

2022 SUMMARY COMPENSATION TABLE

The following table sets forth the compensation awarded to, earned by or paid to our named executive officers for the fiscal years ended November 30, 2022, 2021 and 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	Change in Pension Value ($)[3]	All Other Compensation ($)[4]	Total ($)
Chris Caldwell *President and CEO*	2022	797,329	—	5,952,960	—	1,742,000	—	121,473	8,613,762
	2021	775,000	—	10,549,966	999,988	2,712,500	—	50,283	15,087,737
	2020	575,000	—	—	—	1,150,000	—	6,997	1,731,997
Andre Valentine *Chief Financial Officer*	2022	615,692	—	793,440	—	537,942	—	47,339	1,994,413
	2021	599,625	—	1,999,923	—	839,475	—	31,062	3,470,085
	2020	585,000	526,500	—	—	—	76,982	2,530,325	3,718,807
Cormac Twomey[5] *EVP, Global Operations and Delivery*	2022	476,170	—	892,800	—	419,917	—	56,400	1,845,287
	2021	473,886	—	1,999,923	—	663,441	—	47,525	3,184,775
	2020	461,813	493,813	—	—	—	—	466,724	1,422,350
Rick Rosso *EVP, Global Sales and Account Management*	2022	541,986	—	694,440	—	598,813	—	45,388	1,880,627
	2021	475,000	—	1,999,923	—	665,000	—	45,253	3,185,176
	2020	435,000	425,000	—	—	—	—	38,912	898,912
Jane Fogarty *EVP, Legal and Corporate Secretary*	2022	410,726	—	396,720	—	271,099	—	3,111	1,081,656
	2021	100,962	—	249,912	—	52,500	—	—	403,374

(1) Represents the aggregate fair values of stock awards and option awards granted to our named executive officers, as determined in accordance with ASC Topic 718, on the applicable grant date or, if earlier, the service inception date. The grant date fair value of restricted stock awards was determined by multiplying the number of shares by $181.42, the closing price of the Common Stock on the grant date. The grant date fair value of PRSUs was determined by multiplying the target number of shares by a reduced price per share of $178.58 because the unvested PRSUs do not receive dividends. For other valuation assumptions used to calculate the fair value of our stock awards granted in fiscal year 2022, see Note 4 "Share-Based Compensation" to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2022. The grant date fair values of the NEOs' 2022 PRSU awards, assuming achievement of the maximum performance level, would be: Mr. Caldwell, $4,429,498; Mr. Valentine, $590,385; Mr. Twomey, $664,318; Mr. Rosso, $516,632; and Ms. Fogarty, $295,193.

(2) For fiscal year 2022, represents performance-based awards under the SMIP earned in fiscal year 2022 and paid in fiscal year 2023.

(3) Mr. Valentine's accumulated benefit under the Convergys frozen defined benefit pension plan declined by $126,972 in fiscal year 2022. The pension plan, which includes a qualified and a non-qualified portion, was assumed by Concentrix in the Convergys acquisition. The assumptions used to calculate the change in pension value are described in Note 1 to the Pension Benefits table below.

(4) The amounts shown in the All Other Compensation column for fiscal year 2022 include the following:

	Company Contributions to Defined Contribution Plans[a]	Dividend Payments on Unvested Restricted Stock[b]	Life Insurance Premiums[c]	Taxes on Life Insurance Premiums[d]	Supplemental Long-Term Disability Premiums[e]	Perquisites and Other Personal Benefits	Total
C. Caldwell	$11,200	$101,505	$5,306	$3,462	—	—	$121,473
A. Valentine	$10,710	$18,922	$9,320	$5,267	$3,120	—	$47,339
C. Twomey	$37,867	$18,533			—	—	$56,400
R. Rosso	$11,200	$16,918	$8,817	$3,808	$4,645	—	$45,388
J. Fogarty	$639	$2,472	—	—	—	—	$3,111

(a) Represents matching contributions made to the NEO's 401(k) Plan account or, in the case of Mr. Twomey, Company contributions to the Company's defined contribution plan in the United Kingdom.

(b)   Represents dividends paid on unvested Concentrix restricted stock awards and unvested TD SYNNEX restricted stock awards held by the NEO. The dividends on the unvested TD SYNNEX restricted stock were paid by TD SYNNEX as the issuer of the equity, but the amounts are included in this column because the benefit relates to the NEO's continuing employment (i.e., the restricted stock would be forfeited if the NEO's employment with Concentrix terminates).

(c)   Represents group term life insurance premiums paid on behalf of the NEO.

(d)   Represents the payment of taxes incurred by the NEO in connection with the group term life insurance benefit.

(e)   Represents supplemental long-term disability premiums paid on behalf of the NEO.

(5)   Mr. Twomey's fiscal year 2022 base salary, SMIP award and amounts included under "All Other Compensation" were paid in British pounds and converted to the U.S. dollar amounts included in the table by using the 2022 fiscal year-end exchange rate of 1 GBP to $1.1943.

Note about Year-over-Year Changes in Total Compensation

The 2022 Summary Compensation Table reports fluctuations in certain of our NEOs' total compensation from fiscal year 2020 to fiscal year 2021 to fiscal year 2022 that are due to the difference in the grant date fair value of equity awards received by the NEOs in those years. As disclosed in our 2022 Proxy Statement, due to the timing of our spin-off in December 2020, our NEOs did not receive equity awards in fiscal year 2020. The size of the equity awards granted to our NEOs in fiscal year 2021 were based on the absence of fiscal year 2020 equity awards, as well as our NEOs' significant efforts in leading Concentrix through the spin-off. The fiscal year 2021 equity awards were also larger in size than a typical annual equity grant to provide significant up-front equity opportunities to our NEOs to foster retention and alignment with stockholder interests as Concentrix commenced being a public company. As a result of the timing and nature of the fiscal year 2021 equity awards, the Summary Compensation Table reports total compensation for certain of our NEOs that was significantly lower in fiscal year 2020 and significantly higher in fiscal year 2021.

GRANTS OF PLAN-BASED AWARDS IN FISCAL YEAR 2022

The following table sets forth information regarding grants of plan-based awards to each of our named executive officers for the fiscal year ended November 30, 2022.

Name	Grant Date	Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards; Number of Shares of Stock[4] (#)	Grant Date Fair Value of Stock and Option Awards[5] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Chris Caldwell			1,000,000	2,000,000	3,000,000					
	1/26/2022	1/13/2022				8,268	16,536	24,804		2,952,999
	1/26/2022	1/13/2022							16,536	2,999,961
Andre Valentine			308,807	617,614	926,421					
	1/26/2022	1/13/2022				1,102	2,204	3,306		393,590
	1/26/2022	1/13/2022							2,204	399,850
Cormac Twomey[6]			241,055	482,109	723,164					
	1/26/2022	1/13/2022				1,240	2,480	3,720		442,878
	1/26/2022	1/13/2022							2,480	449,922
Rick Rosso			343,750	687,500	1,031,250					
	1/26/2022	1/13/2022				964	1,929	2,893		344,481
	1/26/2022	1/13/2022							1,929	349,959
Jane Fogarty			155,625	311,250	466,875					
	1/26/2022	1/13/2022				551	1,102	1,653		196,795
	1/26/2022	1/13/2022							1,102	199,925

(1) Represents the date on which the Compensation Committee took action to approve the corresponding equity award. All grants were made on the fourth trading day after the conclusion of the trading blackout period during which the awards were approved, consistent with our equity grant policy.

(2) The amounts shown in these columns reflect each named executive officer's threshold, target and maximum award under the SMIP, with the potential for each executive officer's actual award under the plan to exceed or be less than the target depending upon company performance. The actual SMIP awards for fiscal year 2022 are reflected in the Non-Equity Incentive Plan Compensation column of the 2022 Summary Compensation Table.

(3) The amounts shown in these columns reflect the threshold, target and maximum number of shares of Common Stock that may vest under each named executive officer's January 2022 PRSUs based on company performance over the three-year performance period ending November 30, 2024, as described in more detail under "Compensation Discussion and Analysis—Performance-Based, Long-Term Equity Incentives."

(4) Represents the number of shares of restricted stock granted to each NEO in fiscal year 2022, all of which will vest 25% on each of the first four anniversaries of the grant date.

(5) Represents the aggregate fair values of stock awards granted to our named executive officers, as determined in accordance with ASC Topic 718, on the applicable grant date or, if earlier, the service inception date. The grant date fair value of restricted stock awards was determined by multiplying the number of shares by $181.42, the closing price of the Common Stock on the grant date. The grant date fair value of PRSUs was determined by multiplying the target number of shares by a reduced price per share of $178.58 because the unvested PRSUs do not receive dividends. For other valuation assumptions used to calculate the fair value of our stock and option awards, see Note 4 "Share-Based Compensation" to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended November 30, 2022.

(6) Mr. Twomey's threshold, target and maximum SMIP award amounts were converted from British pounds to U.S. dollars by using the 2022 fiscal year-end exchange rate of 1 GBP to $1.1943.

OUTSTANDING EQUITY AWARDS AT 2022 FISCAL YEAR-END

The following table sets forth information regarding outstanding equity awards for each of our named executive officers as of November 30, 2022.

Name	Option Awards[1]				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested[2] (#)	Market Value of Shares of Stock That Have Not Vested[2][3] ($)	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units That Have Not Vested[3] ($)
Chris Caldwell	12,928	—	31.39	10/7/2024	—	—	—	—
	9,363	—	44.52	10/6/2025	—	—	—	—
	12,630	—	55.94	10/4/2026	—	—	—	—
	11,172	—	64.21	10/3/2027	—	—	—	—
	37,410	8,398	37.94	10/11/2028	—	—	—	—
	18,536	11,521	55.12	10/2/2029	—	—	—	—
	10,921	15,291	119.72	1/20/2031	—	—	—	—
	—	—	—	—	89,555	10,959,741	—	—
	—	—	—	—	—	—	24,804	3,035,514
Andre Valentine	—	—	—	—	12,186	1,491,323	—	—
	—	—	—	—	—	—	3,306	404,588
Cormac Twomey	—	—	—	—	12,462	1,525,100	—	—
	—	—	—	—	—	—	3,720	455,254
Rick Rosso	—	—	—	—	11,152	1,364,782	—	—
	—	—	—	—	—	—	2,893	354,045
Jane Fogarty	—	—	—	—	2,155	263,729	—	—
	—	—	—	—	—	—	1,653	202,294

(1) Prior to the spin-off, Mr. Caldwell was granted option awards by TD SYNNEX under its 2013 Stock Incentive Plan. In connection with the spin-off, each of these option awards was converted into a TD SYNNEX option and a Concentrix option with respect to the same number of shares as the original option, with an adjustment to the exercise prices to preserve the same ratio of the exercise price to the per share value of the underlying stock as existed prior to the spin-off. This table includes only the converted Concentrix option awards granted under the Concentrix 2020 Stock Incentive Plan, as well as any option awards granted by Concentrix following the spin-off. All option awards listed in these columns vest and become exercisable as to 20% of the shares on the first anniversary of the grant date and 1/60th of the shares monthly thereafter over the following four-year period, except for the grant scheduled to expire on January 20, 2031, which vests as to 20% on the first anniversary of October 7, 2020, the scheduled grant date for the fiscal year 2020 equity awards that were delayed due to the spin-off, and 1/60th of the shares monthly thereafter over the following four-year period. The grant date for each of the option awards is the date ten years prior to the option expiration date.

(2) Reflects the aggregate unvested portion of the restricted stock award grants set forth in the below table.

Grant Date	C. Caldwell	A. Valentine	C. Twomey	R. Rosso	J. Fogarty
October 11, 2018	7,235	—	—	1,644	—
October 2, 2019	4,980	4,074	4,074	1,358	—
January 20, 2021	88,122	16,705	16,705	16,705	—
October 5, 2021	—	—	—	—	1,404
January 26, 2022	16,536	2,204	2,480	1,929	1,102
Total	116,873	22,983	23,259	21,636	2,506
Previously Vested	27,318	10,797	10,797	10,484	351
Remaining Unvested	89,555	12,186	12,462	11,152	2,155

Prior to the spin-off, Messrs. Caldwell and Rosso were granted restricted stock awards in 2018 and 2019 and Messrs. Valentine and Twomey were granted restricted stock awards in 2019 by TD SYNNEX under its 2013 Stock Incentive Plan. In connection with the spin-off, each award was converted into a TD SYNNEX award and a Concentrix award with respect to the same number of shares as the original award. This table reflects only the converted Concentrix awards granted under the Concentrix 2020 Stock Incentive Plan, as well as any restricted stock awards granted by Concentrix following the spin-off. The 2018 and 2019 awards vest as to 20% of the shares on each of the first five anniversaries of the grant date. Of the restricted stock granted to Mr. Caldwell in 2021, 83,528 shares vests as to 20% on each of the first five anniversaries of December 1, 2020, the effective date of the spin-off, and 4,594 shares vests as to 20% on each of the first five anniversaries of October 7, 2020. The restricted stock awards granted to Messrs. Valentine, Twomey and Rosso in 2021 vest as to 25% on each of the first four anniversaries of October 7, 2020. The restricted stock award granted to Ms. Fogarty in 2021 and the 2022 restricted stock awards vest as to 25% of the shares on each of the first four anniversaries of the grant date.

(3) The market or payout value of unvested restricted stock and unvested PRSUs was determined by multiplying the number of shares or units shown by $122.38, the closing price of the Common Stock on November 30, 2022, the last trading day of fiscal year 2022.

(4) Reflects the maximum number of shares of Common Stock that may vest under each named executive officer's January 2022 PRSUs based on company performance over the three-year performance period ending November 30, 2024. The amount assumes maximum performance due to the company's achievement of above-target performance for the first year of the performance period.

TD SYNNEX Equity Awards. In addition to the awards set forth above, each of Messrs. Caldwell, Valentine, Twomey and Rosso have unvested TD SYNNEX restricted stock awards, and Mr. Caldwell has TD SYNNEX option awards, that were granted by TD SYNNEX prior to our spin-off. In connection with the spin-off, each of these awards was converted into a TD SYNNEX award and a Concentrix award (reflected in the table above) with respect to the same number of shares as the original award, with an adjustment to the exercise prices of stock options to preserve the same ratio of the exercise price to the per share value of the underlying stock as existed prior to the spin-off. Although these awards are issued in TD SYNNEX equity, vesting of the awards is based on continued service with Concentrix.

The outstanding TD SYNNEX awards held by our NEOs as of November 30, 2022 are as follows:

Name	Grant Date	TD SYNNEX Stock Option Awards[1]				TD SYNNEX Restricted Stock Awards[2]	
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested[3] ($)
Chris Caldwell	10/7/2014	12,928	—	32.18	10/7/2024		
	10/6/2015	9,363	—	45.64	10/6/2025		
	10/4/2016	12,630	—	57.34	10/4/2026		
	10/3/2017	11,172	—	65.83	10/3/2027		
	10/11/2018	37,410	8,398	38.89	10/11/2028	1,447	148,028
	10/2/2019	18,536	11,521	56.50	10/2/2029	1,992	203,782
Andre Valentine	10/2/2019	—	—	—	—	1,629	166,647
Cormac Twomey	10/2/2019	—	—	—	—	1,629	166,647
Rick Rosso	10/11/2018	—	—	—	—	328	33,554
	10/2/2019	—	—	—	—	542	55,447

(1)   All option awards listed in these columns vest and become exercisable as to 20% of the shares on the first anniversary of the grant date and 1/60th of the shares monthly thereafter over the following four-year period.

(2)   The restricted stock vests ratably on an annual basis through the fifth anniversary of the grant date.

(3)   The market value of unvested restricted stock was determined by multiplying the number of shares shown by $102.30, the closing price of the common stock of TD SYNNEX on November 30, 2022, the last trading day of fiscal year 2022.

OPTION EXERCISES AND STOCK VESTED IN FISCAL YEAR 2022

The following table sets forth the dollar amounts realized pursuant to the vesting or exercise of equity-based awards by each of our NEOs during the fiscal year ended November 30, 2022.

Name	Option Awards		Stock Awards[1][2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Chris Caldwell	—	—	34,598	5,999,633
Andre Valentine	—	—	4,991	599,188
Cormac Twomey	—	—	4,991	599,188
Rick Rosso	—	—	4,971	597,693
Jane Fogarty	—	—	351	43,019

(1) The value realized on vesting reflects the aggregate market value of the total shares of Common Stock vested on the vesting date. The number of shares acquired and the value realized have not been reduced to reflect the withholding of shares of Common Stock for the payment of any tax obligation.

(2) Our NEOs vested in the following shares of TD SYNNEX common stock during fiscal year 2022:

Name	Number of TD SYNNEX Shares Acquired on Vesting[a] (#)	Value Realized on Vesting[b] ($)
Chris Caldwell	2,967	245,417
Andre Valentine	815	68,403
Cormac Twomey	815	68,403
Rick Rosso	795	65,905
Jane Fogarty	—	—

(a) See "2022 Outstanding Equity Awards at Fiscal Year-End Table—TD SYNNEX Equity Awards" for information about the unvested TD SYNNEX equity awards held by our NEOs.

(b) The value realized on vesting reflects the aggregate market value of the total shares of TD SYNNEX common stock vested on the vesting date. The number of shares acquired and the value realized have not been reduced to reflect the withholding of shares of TD SYNNEX common stock for the payment of any tax obligation.

PENSION BENEFITS

The following table sets forth information, as of November 30, 2022, regarding the present value of the benefits that are expected to be paid to Mr. Valentine under the qualified and non-qualified portion of the Convergys defined benefit pension plan, which we assumed in our acquisition of Convergys in October 2018. None of our other NEOs participate in qualified or non-qualified defined benefit plans. The Compensation Committee may elect to adopt qualified or non-qualified defined benefit plans in the future if the Compensation Committee determines that doing so is in our best interests.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)[(1)]	Payments During Last Fiscal Year ($)
Andre Valentine	Convergys Corporation Pension Plan	25	282,615	—
	Convergys Corporation Non-Qualified Excess Pension Plan	25	83,180	—

(1) The present value of accumulated benefit was determined using a discount rate of 4.93% and assuming a 63% lump sum payment distribution at age 65 (the normal retirement age specified in the Convergys Corporation Pension Plan).

The Convergys Corporation Pension Plan is a cash-balance pension plan that was open to certain U.S.-resident employees of Convergys hired prior to April 1, 2007. The plan was frozen effective April 1, 2008, and no additional pension credits accrue for eligible employees. At the end of each year, active participants' accounts are credited with interest at the rate of 4% per annum. At retirement or other termination of employment, an amount equivalent to the balance then credited to the account is payable to the participant in the form of a life annuity. In lieu of a life annuity, a participant may elect to receive the actuarial equivalent of their benefit in the form of a lump sum, or a joint and survivor annuity.

The non-qualified excess pension plan provides a pension benefit to employees, including Mr. Valentine, whose pension benefit under the Pension Plan is reduced or capped due to Internal Revenue Service limitations. Benefits are paid in ten annual installments or, if less, the number of annual installments (rounded up) equal to the value of the benefits divided by $50,000, commencing six months after a participant's separation from service.

POTENTIAL PAYMENTS UPON TERMINATION OR IN CONNECTION WITH A CHANGE OF CONTROL

The following summarizes the potential payments payable to our NEOs upon termination of employment or a change of control under individual agreements or the Concentrix Change of Control Severance Plan in effect as of the end of fiscal year 2022. Although much of the compensation for our NEOs is performance-based and contingent upon achievement of financial goals, we believe that change of control arrangements provide important protection to our NEOs, are generally consistent with the practice of our peer companies, and are appropriate for the attraction and retention of executive talent.

In November 2020, we entered into an offer letter with Mr. Caldwell with respect to his continued service as our CEO following the spin-off. Under the terms of the offer letter, if Mr. Caldwell's employment is terminated for a reason other than cause, disability or death and he signs a standard release of claims, he would be entitled to salary continuation for twelve months at a rate equal to the average of total salary and SMIP over the prior three years and paid COBRA for 12 months. In addition, under our Change of Control Severance Plan and Mr. Caldwell's offer letter, if any of Messrs. Caldwell, Valentine or Rosso or Ms. Fogarty is terminated for a reason other than cause, disability or death within two months before or 12 months after a change of control (including a voluntary termination because of a reduction in salary or position or a relocation) and they sign a standard release of claims, they would be entitled to salary continuation for a minimum of 18 months plus one month per year of employment after the eighteenth year of employment, up to a maximum of 24 months, at a rate equal to the average of total salary and SMIP over the prior three years and paid COBRA for two years. Severance payments for these individuals would be delayed for six months following termination of employment to the extent required by Section 409A.

In January 2019, consistent with general practice in the United Kingdom, we entered into an employment agreement with Mr. Twomey, who is a U.K. resident. Under his employment agreement, upon a termination without cause, Mr. Twomey is entitled to (i) six months' notice of termination or, in lieu of notice, payment of his base salary for such period, and (ii) a pro rata portion of his target SMIP award through the date of termination. As a non-U.S. person, Mr. Twomey is not eligible to participate in the Change of Control Severance Plan.

In addition to the foregoing, certain of our outstanding equity awards include a "double-trigger" change of control provision that would accelerate the unvested portion of the equity award if an NEO's employment is terminated as a result of Involuntary Termination (as such term is defined in the relevant equity award agreement) within 24 months following a Change of Control.

The following table sets forth potential payments payable to our NEOs, under the circumstances described below, assuming that their employment was terminated or a change of control occurred on November 30, 2022.

Name	Benefit	Voluntary Termination ($)	Change of Control; No Termination ($)	Termination without Cause; No Change of Control ($)	Termination without Cause or Involuntary Termination Following Change of Control ($)
Chris Caldwell	Salary continuation	—	—	2,439,124	3,861,946
	Benefits continuation	—	—	44,651	89,302
	Equity award vesting	—	—	—	4,079,293
	Total	—	—	2,483,775	8,030,541
Andre Valentine	Salary continuation	—	—	—	2,406,338
	Benefits continuation	—	—	—	68,739
	Equity award vesting	—	—	—	543,612
	Total	—	—	—	3,018,689
Cormac Twomey[1]	Salary	—	—	723,164	723,164
	Target SMIP	—	—	482,109	482,109
	Equity award vesting	—	—	—	611,778
	Total	—	—	1,205,273	1,817,051
Rick Rosso	Salary continuation	—	—	—	1,946,324
	Benefits continuation	—	—	—	67,806
	Equity award vesting	—	—	—	475,813
	Total	—	—	—	2,489,943
Jane Fogarty	Salary continuation	—	—	—	628,670
	Benefits continuation	—	—	—	64,056
	Equity award vesting	—	—	—	271,806
	Total	—	—	—	964,532

(1) The salary and target SMIP amounts set forth in the table for Mr. Twomey were converted from British pounds to U.S. dollars by using the fiscal year-end exchange rate of 1 GBP to $1.1943.
.

CEO PAY RATIO

Consistent with the rules adopted under the Dodd-Frank Wall Street Reform and Consumer Protection Act, we calculated our CEO-to-median employee pay ratio for fiscal year 2022 in accordance with Item 402(u) of Regulation S-K. We believe that the CEO pay ratio disclosure provided below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

To estimate the CEO pay ratio for fiscal year 2022, we first identified our median employee by examining the 2022 total fixed cash compensation (including base salary and fixed allowances but excluding variable incentive compensation) for all individuals who were employed by us on September 1, 2022, excluding (i) our CEO and (ii) the approximately 5,000 employees that joined us in connection with the PK acquisition in December 2021 and the approximately 3,000 employees that joined us in connection with the ServiceSource acquisition in July 2022. We used total fixed cash compensation because it is applied consistently across our organization and the target values of the excluded elements do not differ materially for those employees who could constitute our median compensated employee. Other than as set forth above, we included all employees, whether employed on a full-time, part-time, intern, temporary or seasonal basis, and annualized the compensation for any full-time employees that were not employed by us for all of fiscal year 2022. We did not exclude any employees working outside the United States and converted compensation paid in foreign currencies to U.S. dollar amounts using the applicable exchange rate at September 1, 2022. We did not make any assumptions, adjustments, or estimates with respect to total fixed cash compensation, except that we assumed that each intern, temporary or seasonal employee had total fixed cash compensation less than that of the median employee.

We employ more than 300,000 people in more than 40 countries around the world, approximately 80% of which are located in Asia-Pacific or Latin America. After identifying our median employee based on total fixed cash compensation, we calculated annual total compensation for this employee using the same methodology we use for our named executive officers as set forth in the 2022 Summary Compensation Table included in this Proxy Statement. Based on this calculation, our median employee's annual total compensation for 2022 was $6,023. Our CEO's annual total compensation for 2022 was $8,613,762, as reflected in the 2022 Summary Compensation Table included in this Proxy Statement. As a result, we estimate that our CEO's annual total compensation for 2022 was approximately 1,430 times that of our median employee's annual total compensation for 2022. This ratio was affected by the factors discussed under "Compensation Discussion and Analysis—Elements of the Fiscal Year 2022 Compensation Program," our mix of staff in different countries around the world, and currency exchange rates.

The CEO pay ratio disclosure rules of Item 402(u) of Regulation S-K provide significant flexibility regarding the methodology used to identify the median employee and calculate the median employee's annual total compensation. Our methodology may differ materially from the methodology used by other companies to prepare their CEO pay ratio disclosures. Moreover, differences in employee populations, geographic locations, business strategies and compensation practices may contribute to a lack of comparability between our CEO pay ratio and the CEO pay ratio reported by other companies, including those within our industry.

GENERAL INFORMATION

Concentrix will pay the costs of soliciting proxies on behalf of the Board. In addition to solicitation by mail, Concentrix officers and employees may solicit proxies personally, electronically or by telephone. The Company will also reimburse brokers and other nominees for their reasonable out-of-pocket expenses incurred in connection with distributing forms of proxies and proxy materials to beneficial owners of Common Stock.

At the time this Proxy Statement was released on February 9, 2023, the Company knew of no other matters that might be presented for action at the Annual Meeting, other than those matters discussed in this Proxy Statement. If any other matters properly come before the Annual Meeting, the Common Stock represented by proxies may be voted with respect thereto in the discretion of the persons named as proxies.

2024 Annual Meeting of Stockholders

Stockholder proposals intended for inclusion in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders must be received by the Company on or before October 12, 2023 and must otherwise comply with SEC rules relating to stockholder proposals, including with respect to the types of stockholder proposals that are appropriate for inclusion in a proxy statement. Proposals we receive after that date will not be included in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders. A stockholder proposal not included in the proxy statement will be ineligible for presentation at the 2024 Annual Meeting of Stockholders unless the stockholder gives timely notice of the proposal in writing to the Corporate Secretary at the principal executive offices of the Company. Under the Company's Bylaws, in order for a matter to be deemed properly presented by a stockholder, timely notice must be delivered to, or mailed and received at the Company's principal executive offices not more than 120 days nor less than 90 days in advance of the anniversary of the date of the Company's proxy statement for the prior year's Annual Meeting. However, if no Annual Meeting was held in the prior year or the current Annual Meeting is scheduled for a date more than 30 days before or after the anniversary of the prior year's Annual Meeting, the Company must receive the stockholder's notice by the later of the 90th day prior to the current Annual Meeting and the 10th day following public disclosure of the date of the current Annual Meeting.

If a stockholder notifies the Company after December 26, 2023 of the intent to present a proposal, the persons named as the Company's proxies for the 2024 Annual Meeting of Stockholders will be permitted to exercise discretionary voting authority with respect to that proposal even if the matter is not discussed in the Company's proxy statement for that meeting. Proposals or notices should be sent to our Corporate Secretary at the following address: Corporate Secretary, Concentrix Corporation, 39899 Balentine Drive, Suite 235, Newark, CA 94560.

Important Notice Regarding Delivery of Stockholder Documents

To eliminate duplicate mailings, conserve natural resources and reduce printing costs and postage fees, we engage in householding and will deliver a single set of proxy materials (other than proxy cards, which will remain separate) to stockholders who share the same address and who have the same last name or consent in writing. You may nonetheless receive a separate mailing if you hold additional shares in a brokerage account.

If your household receives multiple copies of our proxy materials, you may request to receive only one copy by contacting Broadridge Financial Solutions, Inc. at (866) 540-7095 or in writing at Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Similarly, if your household receives only one copy of our proxy materials, you may request an additional copy by contacting Broadridge as indicated above or by writing to our Corporate Secretary at Concentrix Corporation, 39899 Balentine Drive, Suite 235, Newark, CA 94560. We will deliver the requested additional copy promptly following our receipt of your request.

Information Requests

Upon written request to Concentrix Corporation, 201 East 4th Street, Cincinnati, Ohio 45202, Attention: Investor Relations Department, the Company will provide, without charge, a copy of the Company's Annual Report on Form 10-K, this Proxy Statement, any committee charter, our Governance Guidelines, our Human Rights Policy or our Code of Ethical Business Conduct. Copies of the exhibits to the Form 10-K will be provided to any requesting stockholder if the stockholder agrees to reimburse us for our reasonable costs in providing such exhibits. The reports and documents referenced in this paragraph are also available on the Investor Relations section of the Company's website at *www.concentrix.com*. The information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.


DESIGN

We design customer experiences for our clients, using insights, consulting and journey mapping


BUILD

We engineer, build and integrate the technology solutions, and infrastructure that power these experiences


RUN

We run the day-to-day operations and solutions as a seamless extension of our clients' brands

CONCENTRIX TODAY

$6.3B
Fiscal 2022
Revenue

$884M
Fiscal 2022
Non-GAAP OI*

$461M
Fiscal 2022
Free Cash Flow*


16 years
average top 25 clients' tenure


105
industry awards FY '22


70+
languages


40+ countries
6 continents


340+
IP assets


1000+
clients


125+
global new economy clients


130+
Fortune Global 500 clients

*Non-GAAP operating income and free cash flow are non-GAAP financial measures. See pages 37-40 and 44 of the accompanying Annual Report on Form 10-K for more information, including reconciliations to the most directly comparable GAAP measures.



DESIGN. BUILD. RUN.

THE FUTURE OF CX